July 24, 2008

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

[redacted]

21441.0001

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the overseas regulatory announcement, dated July 15, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(2) The Company's announcement regarding the notice of board meeting, dated July 10, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(3) The Company's announcement regarding the overseas regulatory announcement, dated July 7, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

dlw 7/31

(4) The Company’s announcement regarding the unaudited results for the year ended March 31, 2008 of Pacific Andes (Holdings) Limited, dated May 30, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(5) The Company's announcement regarding the unaudited results for the first quarter ended March 31, 2008 of China Fishery Group Ltd., dated May 14, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(6) The Company's circular regarding the acquisition of the entire issued share capital in a peruvian company by an indirect non-wholly-owned subsidiary of the Company, dated April 30, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(7) The Company's announcement regarding the acquisition of the entire issued share capital in a peruvian company by an indirect non-wholly-owned subsidiary of the Company, dated April 14, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(8) The Company's announcement regarding the unaudited results of year ended December 31, 2007 of China Fishery Group Ltd., dated February 14, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(9) The Company's announcement regarding the unaudited results for the third quarter and nine months ended December 31, 2007 of Pacific Andes (Holdings) Ltd., dated February 14, 2008, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day;

(10) The Company's announcement regarding the interim results for the six months ended September 30 2007, dated December 28, 2007, published (in both English & Chinese language) on the websites of The Stock Exchange of Hong Kong Limited on the same day; and

(11) The Company’s interim report for the six months ended September 30, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\47sec.doc

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

Overseas Regulatory Announcement

This announcement is a reproduction of the announcement in relation to the demise of director of China Fishery Group Limited, the Company's 41% owned subsidiary, the shares of which are listed on the Singapore Exchange Securities Trading Limited.

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

DIRECTORS

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

Hong Kong, 15 July 2008

Below is the content of the announcement of China Fishery Group Limited released in Singapore on 15 July 2008.
Note: The expression "Company" mean China Fishery Group Limited.

CHINA FISHERY GROUP LIMITED
DEMISE OF DIRECTOR – DR ONG CHIT CHUNG

The Board of Directors (the "Board") of China Fishery Group Limited (the "Company") would like to announce, with much regret and sadness, the untimely demise of Dr Ong Chit Chung, an Independent Director of the Company.

Dr Ong has been a Director of the Company since its listing in Singapore in January 2006 and was Chairman of the Company's Audit, Nominating and Remuneration Committees.

The Board and Management will miss the wise counsel and contributions of Dr Ong and would like to extend their deepest condolences to the family of Dr Ong.

By Order of the Board
Yvonne Choo
Company Secretary

15 July 2008

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1174)

海外監管公告

本公告乃轉載自本公司擁有41%權益且於新加坡證券交易所有限公司上市之附屬公司中漁集團有限公司有關董事辭世之公告。

隨附之海外監管公告乃遵照香港聯合交易所有限公司證券上市規則第13.09(2)條刊發。

董事
於本公告日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

二零零八年七月十五日

以下為中漁集團有限公司於二零零八年七月十五日在新加坡刊發之公告內容。
附註：「本公司」指中漁集團有限公司。

中漁集團有限公司
董事辭世－翁執中博士

中漁集團有限公司（「本公司」）董事會（「董事會」）謹此公佈，本公司獨立董事翁執中博士突然辭世，為此深表哀痛。

翁博士自本公司於二零零六年一月於新加坡上市起擔任董事一職，並為本公司審計委員會、提名委員會及薪酬委員會主席。

董事會及管理層將懷念翁博士的真知灼見及貢獻，並向翁博士家屬致以深切慰問。

承董事會命
公司秘書
Yvonne Choo

二零零八年七月十五日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Pacific Andes International Holdings Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 24 July 2008 to approve, *inter alia*, the annual results of the Company and its subsidiaries and to determine the final dividend (if any) for the year ended 31 March 2008.

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By Order of the Board
Chan Tak Hei
Company Secretary

Hong Kong, 10 July 2008

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1174)

董事會會議通知

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事會」)宣佈將於二零零八年七月二十四日星期四召開董事會會議，以批准(其中包括)本公司及其附屬公司之年度業績及釐定截至二零零八年三月三十一日止年度之末期股息(如有)。

於本公告日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士；而本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

承董事會命
公司秘書
陳德熹

香港，二零零八年七月十日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

Overseas Regulatory Announcement

This announcement is a reproduction of the announcement in relation to the update on Peruvian Operations of China Fishery Group Limited, the Company's 41% owned subsidiary, the shares of which are listed on the Singapore Exchange Securities Trading Limited.

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the executive directors of the Company are Teh Hong Eng, Ng Joo Siang, Ng Joo Kwee, Ng Joo Puay, Frank and Ng Puay Yee whilst the independent non-executive directors of the Company are Lew V. Robert, Kwok Lam Kwong, Larry and Yeh Man Chun, Kent.

Hong Kong, 7 July 2008

CHINA FISHERY GROUP LIMITED
Acquisition of shares of a Peruvian Company

1. INTRODUCTION

The Board of Directors of China Fishery Group Limited ("Company") wishes to announce that CFG Investment S.A.C., an indirect wholly-owned subsidiary of the Company has, vide its wholly-owned subsidiary, Epesca Pisco S.A.C. ("Purchaser"), on 4 July 2008 (Peruvian time) entered into a sale and purchase agreement ("Agreement") with individual shareholders ("Sellers") of a Peruvian company, Pesquera Mistral S.A.C. ("Corporation") for the purchase of the entire issued share capital of the Corporation ("Sale Shares") ("Acquisition").

2. THE CORPORATION

The Corporation is a corporation duly organized and existing under the laws and regulations of the Republic of Peru and it owns three fishing vessels with fishing permit and total storage capacity of approximately 550m^3 ("Vessels").

3. CONSIDERATION AND PAYMENT

3.1 The consideration for the acquisition of the Sale Shares is US$11,604,032.00 ("Consideration") and was arrived at pursuant to negotiations between the parties on a willing buyer willing seller and arm's length basis. The Consideration shall be paid on or before 15 August 2008.

3.2 The Purchaser commissioned a valuation of the Vessels. The valuation dated 2 July 2008 ("Valuation") was done on an open market basis and indicated the value of the Vessels together with the fishing permit is approximately US$11.7 million. The net asset value of the Corporation ("Target Group") as at 4 July 2008 is approximately US$11.7 million, taking into account the Valuation and the liabilities of the Target Group.

3.3 None of the relative figures computed on the applicable bases set out in Rule 1006 of the Singapore Exchange Securities Trading Limited's Listing Manual amount to 5% or more.

4. SOURCE OF FUNDS

The Acquisition is funded from both internal resources and/or bank borrowings.

5. RATIONALE

The Acquisition will complement the long-term development of the Company and its subsidiaries (together the "Group") to develop Peru as a base for its South Pacific operations, and also the market potential of the relatively underutilized fish species.

The Vessels will increase the total capacity of the Group's purse seine fishing fleet in Peru to 9,945m^3 currently. A larger fleet allows the Group to improve its harvesting capacity of Peruvian Anchovy, the principal raw material used in producing fishmeal.

Factors taken into account in arriving at the Consideration include the Valuation, the capacity of the Vessel, the difficulty in obtaining fishing permits for fishing within the Peruvian Exclusive Economic Zone and its synergistic effects with the Group's development plans.

6. DIRECTORS' AND CONTROLLING SHAREHOLDERS' INTERESTS

Save for their interests in the shares of the Company, none of the Directors and so far as the Directors are aware, none of the controlling shareholders, has any interest, direct or indirect, in the Acquisition.

By order of the Board
Yvonne Choo
Company Secretary

7 July 2008

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1174)

海外監管公告

本公告轉載本公司擁有41%權益之附屬公司中漁集團有限公司有關秘魯業務最新消息之公告，該公司股份於新加坡證券交易所有限公司上市。

隨附本公司根據香港聯合交易所有限公司證券上市規則第13.09(2)條刊發之海外監管公告。

董事

於本公告日期，本公司執行董事為鄭鳳英、黃裕翔、黃裕佳、黃裕培及黃培圓；本公司獨立非執行董事為劉嘉彥、郭琳廣及葉文俊。

香港，二零零八年七月七日

中漁集團有限公司
收購一家秘魯公司股份

1. 緒言

中漁集團有限公司(「公司」)董事會宣佈，於秘魯時間二零零八年七月四日，公司間接全資附屬公司CFG Investment S.A.C.透過其全資附屬公司Epesca Pisco S.A.C.(「買方」)與一家秘魯公司Pesquera Mistral S.A.C.(「該公司」)之個別股東(「賣方」)訂立買賣協議(「該協議」)，以收購該公司全部已發行股本(「銷售股份」)(「收購」)。

2. 該公司

該公司為根據秘魯共和國法例及規例正式成立及存在之公司，擁有三艘附有捕撈許可證之漁船，總貯存量約為550立方米(「船舶」)。

3. 代價及付款

3.1 收購銷售股份之代價為11,604,032.00美元(「代價」)，有關金額乃經雙方根據自願買家及自願賣家基準公平磋商後釐定。代價將於二零零八年八月十五日或之前支付。

3.2 買方已委託就船舶進行估值。日期為二零零八年七月二日之估值(「估值」)乃按公開市場基準進行，顯示船舶連同捕撈許可證之價值約為11,700,000美元。該公司於二零零八年七月四日(「目標集團」)之資產淨值約為11,700,000美元，有關金額乃經計及估值及目標集團之負債釐定。

3.3 按照新加坡證券交易所有限公司上市手冊(Listing Manual)第1006條所載適用基準計算之相關數字概無達5%或以上。

4. 資金來源

收購以內部資源及／或銀行借貸撥付。

5. 理由

收購將能配合公司及其附屬公司(統稱「集團」)之長遠發展，以將秘魯發展為南太平洋業務基地，並開發該處尚未全面發展魚類市場之潛力。

船舶將使集團於秘魯之圍網捕撈船隊總容量增至9,945立方米。較大的船舶有助改善集團捕撈秘魯鳳尾魚之能力，秘魯鳳尾魚為生產魚粉之主要原料。

釐定代價之考慮因素包括估值、船舶容量、取得於秘魯專屬經濟區進行捕撈之捕撈許可證之難度以及其與集團發展計劃產生之協同效益。

6. 董事及控股股東權益

除董事於公司股份之權益外，概無董事及據董事所知概無控股股東，於收購擁有任何直接或間接權益。

承董事會命
公司秘書
Yvonne Choo

二零零八年七月七日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE YEAR ENDED 31 MARCH 2008 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 64% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the year ended 31 March 2008.

This announcement is a reproduction of the announcement made by PAH pursuant to the Listing Manual of Singapore Exchange Securities Trading Limited on 30 May 2008. Hereinbelow is the unaudited results of PAH and PAH Group for the year ended 31 March 2008 is issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

30 May 2008

Below is the content of the announcement of PAH released in Singapore on 30 May 2008.

Note: **The expressions "Company" and "Group" mean Pacific Andes (Holdings) Limited and Pacific Andes (Holdings) Limited and its subsidiaries respectively.**

PACIFIC ANDES (HOLDINGS) LIMITED

Full Year Financial Statements and Dividend Announcement

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

Income Statement for the year ended 31 March 2008

	Group		
	Year ended		Increase/
	31.3.2008	31.3.2007	(decrease)
	HK$'000	*HK$'000*	%
Revenue	**7,004,999**	5,292,996	32.3
Cost of sales	**(5,493,576)**	(4,348,298)	26.3
Gross profit	**1,511,423**	944,698	60.0
Other operating income	**31,661**	34,532	(8.3)
Selling and distribution expenses	**(109,360)**	(34,833)	214.0
Administrative expenses	**(187,392)**	(139,714)	34.1
Other operating expenses	**(349)**	(7,650)	(95.4)
Gain on dilution of interest in subsidiary *(Note a)*	**–**	385,063	(100.0)
Finance costs	**(401,884)**	(228,301)	76.0
	844,099	953,795	(11.5)
Share of results of associates	**8**	861	(99.1)
Profit before income tax	**844,107**	954,656	(11.6)
Income tax expense *(Note b)*	**(18,587)**	(8,556)	117.2
Profit for the year	**825,520**	946,100	(12.7)
Attributable to:			
Equity holders of the Company	**480,957**	384,278	25.2
Minority interests	**344,563**	561,822	(38.7)
	825,520	946,100	(12.7)

	Group		
	Year ended		Increase/
	31.3.2008	31.3.2007	(decrease)
	HK$'000	*HK$'000*	%
Other operating income including interest income	**31,661**	34,532	(8.3)
Interest on borrowings	**(391,832)**	(225,877)	73.5
Amortisation of senior notes issuing expenses including in finance cost	**(10,052)**	(2,424)	314.7
Amortisation of deferred charter hire	**(172,640)**	(123,890)	39.3
Depreciation expenses	**(78,987)**	(55,806)	41.5
Net gain on disposal of property, plant and equipment	**4,648**	–	NM
Foreign exchange (loss) gain	**(8,352)**	16,109	(151.8)

Notes:

a. In January 2007, China Fishery Group Limited ("CFGL") placed out 29,000,000 shares at S$3.98 each to institutional investors. The Group's attributable interest in CFGL was diluted from 31.12% to 28.81% resulting in a gain on dilution of interest in a subsidiary of HK$385.1 million.

b. A substantial portion of the Group's profit neither arises in, nor is derived from any tax jurisdiction and consequently is not subject to tax.

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group		Company	
	31.3.2008	31.03.2007	**31.3.2008**	31.03.2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	**1,595,894**	863,851	**–**	–
Investment properties	**16,395**	15,250	**–**	–
Goodwill *(Note c)*	**2,638,883**	474,554	**–**	-
Deferred charter hire *(Note d)*	**1,662,960**	1,835,600	**–**	-
Interests in subsidiaries	**–**	–	**3,412,163**	811,119
Interests in associates	**12,629**	921	**–**	–
Other intangible assets	**472,659**	255,761	**–**	–
	6,399,420	3,445,937	**3,412,163**	811,119
CURRENT ASSETS				
Inventories	**868,026**	758,207	**–**	–
Trade receivables	**1,491,604**	1,562,552	**–**	–
Trade receivables with insurance coverage	**1,383**	1,776	**–**	–
Other receivables and prepayments	**1,796,676**	883,731	**–**	–
Current portion of deferred charter hire *(Note d)*	**172,640**	172,640	**–**	–
Advances to suppliers	**–**	15,600	**–**	–
Bills receivable	**18,034**	68,632	**–**	–
Tax recoverable	**743**	–	**–**	–
Pledged deposits	**188**	291	**–**	–
Bank balances and cash	**220,241**	169,776	**552**	51
	4,569,535	3,633,205	**552**	51
CURRENT LIABILITIES				
Trade and other payables	**417,360**	518,261	**12,383**	–
Income tax payable	**57,983**	40,299	**–**	–
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	**5,458**	5,740	**–**	–
Bank advances drawn on bills and discounted trade receivables with insurance coverage	**23,534**	78,228	**–**	–
Current portion of finance leases	**20,274**	17,970	**–**	–
Current portion of interest-bearing bank borrowings	**2,477,232**	1,246,664	**–**	–
	3,001,841	1,907,162	**12,383**	–

	Group		Company	
	31.3.2008	31.03.2007	**31.3.2008**	31.03.2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
NET CURRENT ASSETS (LIABILITIES)	**1,567,694**	1,726,043	**(11,831)**	51
NON-CURRENT LIABILITIES				
Finance leases	**44,599**	31,994	**–**	–
Interest-bearing bank borrowings	**332,188**	450,825	**–**	–
Statutory employees' profit share	**56,182**	50,242	**–**	–
Convertible bonds	**622,199**	–	**622,199**	–
Senior notes	**1,697,611**	1,687,558	**–**	–
Deferred tax liabilities	**201,880**	170,285	**–**	–
Deferred consideration payable	**416,520**	–	**–**	–
	3,371,179	2,390,904	**622,199**	–
NET ASSETS	**4,595,935**	2,781,076	**2,778,133**	811,170
CAPITAL AND RESERVES				
Share capital	**1,286,946**	576,595	**1,286,946**	576,595
Reserves	**2,433,529**	988,693	**1,491,187**	234,575
Attributable to equity holders of the Company	**3,720,475**	1,565,288	**2,778,133**	811,170
Minority interests	**875,460**	1,215,788	**–**	–
TOTAL EQUITY	**4,595,935**	2,781,076	**2,778,133**	811,170

Notes:

c. Increase in goodwill arose from (i) the acquisition of additional interest in CFGL during FY2008, and (ii) series of acquisitions of Peruvian fishing companies during FY2008.

d. Deferred charter hire represent the prepayment made by China Fisheries Internatinal Limited, a wholly owned subsidiary of CFGL, for long term chartering of fishing vessels.

1(b)(ii) **Aggregate amount of group's borrowings and debt securities.**

Amount repayable in one year or less, or on demand

As at 31.3.2008		As at 31.03.2007	
Secured	**Unsecured**	Secured	Unsecured
HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
116,042	**2,404,998**	83,582	1,259,280

Amount repayable after one year

As at 31.3.2008		As at 31.03.2007	
Secured	**Unsecured**	Secured	Unsecured
HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
47,029	**2,649,568**	35,195	2,135,182

Details of any collateral

The Group had pledged land and buildings with aggregate net carrying values of approximately HK$21.0 million (31.3.2007: HK$19.6 million) to secure the mortgage loan of the Group granted by a bank.

Certain of the Group's property, plant and equipment in Peru are held under finance leases with net carrying value of approximately HK$130.3 million (31.3.2007: HK$209.1 million).

Inventory totaling HK$59.3 million (31.3.2007: HK$83.4 million) of a Peruvian subsidiary of China Fishery Group Limited are pledged as security for certain short term bank borrowings for that Peruvian subsidiary.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Year ended	
	31.3.2008	31.3.2007
	HK$'000	*HK$'000*
Operating activities		
Profit before income tax	**844,107**	954,656
Adjustments for:		
Share of results of associates	**(8)**	(861)
Interest expenses	**391,832**	225,877
Interest income	**(10,972)**	(10,207)
Amortisation of deferred charter hire	**172,640**	123,890
Amortisation of senior notes issuing expenses	**10,052**	2,424
Depreciation expenses	**78,987**	55,806
Gain on dilution of interest in subsidiary	**–**	(385,063)
Gain on revaluation on land and buildings	**(3,050)**	(16)
Loss on revaluation on investment properties	**349**	7,650
Gain on disposal of property, plant and equipment	**(4,648)**	–
Operating cash flows before movements in working capital	**1,479,289**	974,156
Inventories	**(99,233)**	95,250
Trade receivables, other receivables and prepayments	**(759,625)**	(648,531)
Advances to suppliers	**15,600**	(15,600)
Bills receivable	**50,598**	38,578
Trade and other payables	**(219,038)**	192,313
Statutory employees' profit share	**5,940**	6,749
Cash generated from operations	**473,531**	642,915
Interest paid	**(345,890)**	(199,408)
Income tax paid	**(25,024)**	(7,022)
Net cash from operating activities	**102,617**	436,485
Investing activities		
Interest received	**10,972**	10,207
Proceeds on disposal of property, plant and equipment	**1,436**	–
Purchase of property, plant and equipment *(Note (a))*	**(657,852)**	(97,965)
Purchase of other intangible assets	**(115,200)**	(26,420)
Payment of charter hire	**–**	(1,419,600)
Escrow account	**6,169**	(6,169)
Increase in investment of an associate	**(11,700)**	–
Net cash outflow arising on acquisition of subsidiaries *(Note (b))*	**(315,063)**	(930,257)
Net cash outflow for acquisition of additional interest in subsidiaries *(Note (c))*	**(2,370,182)**	–
Net cash used in investing activities	**(3,451,420)**	(2,470,204)

	Year ended	
	31.3.2008	31.3.2007
	HK$'000	*HK$'000*
Financing activities		
Dividend paid	**(37,232)**	(103,838)
Dividend paid to minority shareholders	**(39,369)**	(89,685)
Net cash (repaid to) advanced from Pacific Andes International Holdings Limited and its subsidiaries	**(282)**	3,058
Net proceeds from issuing convertible bonds	**707,949**	–
Net proceeds from Rights Issue	**1,780,565**	–
Capital contributed by minority shareholders	**–**	568,934
Bank advances drawn on bills and discounted trade receivables with insurance coverage repaid	**(54,694)**	(39,628)
Net finance leases repaid	**(63,914)**	(1,095)
Net bank borrowings raised	**1,108,762**	15,717
Proceeds from issue of senior notes	**–**	1,685,134
Decrease (increase) in pledged deposits	**103**	(221)
Net cash from financing activities	**3,401,888**	2,038,376
Net increase in cash and cash equivalents	**53,085**	4,657
Exchange difference arising in consolidation	**380**	(3,759)
Cash and cash equivalents at beginning of the year	**159,948**	159,050
Cash and cash equivalents at end of the year *(Note (d))*	**213,413**	159,948

Proceeds from disposal of property, plant and equipment of HK$14,984,000 is included in other receivables.

Note (a)

	Year ended	
	31.3.2008	31.3.2007
	HK$'000	*HK$'000*
Purchase of property, plant and equipment	**680,012**	–
Less: Property, plant and equipment purchased under finance lease	**(22,160)**	–
Cash payment of purchase of property, plant and equipment	**657,852**	–

Note (b)

Net cash outflow arising on acquisition of subsidiaries

	Year ended	
	31.3.2008	31.3.2007
	HK$'000	*HK$'000*
Net assets acquired of:		
Property, plant and equipment	**126,763**	704,396
Other intangible assets	**101,698**	226,613
Trade and other receivables	**126,665**	106,496
Inventories	**10,586**	17,144
Bank balances and cash	**2,334**	32,947
Trade and other payables	**(99,653)**	(196,747)
Finance leases	**(56,663)**	(51,059)
Statutory employees' profit share – non current	**–**	(43,493)
Income tax payable	**(915)**	(32,932)
Deferred tax liabilities	**(54,057)**	(169,422)
	156,758	593,943
Goodwill arising on acquisition	**160,639**	369,261
Total consideration, satisfied by cash	**317,397**	963,204
Net cash outflow arising on acquisition:		
Cash consideration	**317,397**	963,204
Bank balances and cash acquired	**(2,334)**	(32,947)
	315,063	930,257

Note (c)

Net cash outflow for acquisition of additional interest in subsidiaries

	Year ended	
	31.3.2008	31.3.2007
	HK$'000	*HK$'000*
Minority interest	**650,791**	–
Goodwill arising on acquisition	**2,135,911**	–
Total consideration	**2,786,702**	–
Satisfied by		
Cash consideration	**2,370,182**	–
Deferred payment	**416,520**	–
	2,786,702	–
Net cash outflow arising on acquisition:		
Cash consideration	**2,370,182**	–

Note (d)

	Year ended	
	31.3.2008	31.3.2007
	HK$'000	*HK$'000*
Bank balances and cash (excluding escrow account)	**220,241**	163,607
Bank overdrafts	**(6,828)**	(3,659)
	213,413	159,948

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to equity holders of the Company								
	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Currency exchange translation reserve HK$'000	Other reserve HK$'000	Capital reserve HK$'000	Retained profits HK$'000	Minority interests HK$'000	Total HK$'000
Group									
Balance at 31 March 2006	576,595	24,272	453	(518)	–	–	685,567	559,223	1,845,592
Gain on revaluation of property, plant and equipment	–	–	1,098	–	–	–	–	1,692	2,790
Exchange difference on translation of the Group's overseas operations	–	–	–	(2,619)	–	–	–	(1,135)	(3,754)
Net gain (loss) recognised directly in the equity	–	–	1,098	(2,619)	–	–	–	557	(964)
Profit for the year	–	–	–	–	–	–	384,278	561,822	946,100
Total recognised income and expenses for the year	–	–	1,098	(2,619)	–	–	384,278	562,379	945,136
Arising from dilution of interest in a subsidiary	–	–	–	–	–	–	–	(385,063)	(385,063)
Contribution from minority interests	–	–	–	–	–	–	–	568,934	568,934
Dividends paid to minority shareholders	–	–	–	–	–	–	–	(89,685)	(89,685)
Final dividend of S1.82 cents (HK9.02 cents) per ordinary share in respect of FY2006	–	–	–	–	–	–	(59,750)	–	(59,750)
Interim dividend of S1.30 cents (HK6.66 cents) per ordinary share in respect of FY2007	–	–	–	–	–	–	(44,088)	–	(44,088)
Balance at 31 March 2007	576,595	24,272	1,551	(3,137)	–	–	966,007	1,215,788	2,781,076
Gain on revaluation of property, plant and equipment	–	–	8,842	–	–	–	–	4,135	12,977
Exchange difference on translation of the Group's overseas operations	–	–	–	740	–	–	–	1,134	1,874
Net gain (loss) recognised directly in the equity	–	–	8,842	740	–	–	–	5,269	14,851
Profit for the year	–	–	–	–	–	–	480,957	344,563	825,520
Total recognised income and expenses for the year	–	–	8,842	740	–	–	480,957	349,832	840,371
Equity portion of convertible bonds	–	–	–	–	–	46,806	–	–	46,806
Issue of shares by coversion of convertible bonds	13,128	57,852	–	–	–	(4,580)	–	–	66,400
Issue of shares from Rights Issue	697,223	1,115,556	–	–	–	–	–	–	1,812,779
Transaction costs attributable to issue of new shares	–	(32,214)	–	–	–	–	–	–	(32,214)
Acquisition of additional interest in a subsidiary	–	–	–	–	(191,891)	–	–	(650,791)	(842,682)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	(39,369)	(39,369)
Final dividend of S0.54 cents (HK2.77 cents) per ordinary share in respect of FY2007	–	–	–	–	–	–	(37,232)	–	(37,232)
Balance at 31 March 2008	1,286,946	1,165,466	10,393	(2,397)	(191,891)	42,226	1,409,732	875,460	4,595,935

	Attributable to equity holders of the Company				
	Share capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
Company					
Balance at 1 April 2006	576,595	24,272	-	302,870	903,737
Final dividend of S1.82 cents (HK9.02 cents) per ordinary share in respect of FY2006	-	-	-	(59,750)	(59,750)
Interim dividend of S1.30 cents (HK6.66 cents) per ordinary share in respect of FY2007	-	-	-	(44,088)	(44,088)
Profit for the year	-	-	-	11,271	11,271
Balance at 31 March 2007	576,595	24,272	-	210,303	811,170
Equity portion of convertible bonds	-	-	46,806	-	46,806
Issue of shares by conversion of convertible bonds	13,128	57,852	(4,580)	-	66,400
Issue of shares from Rights Issue	697,223	1,115,556	-	-	1,812,779
Transaction costs attributable to issue of new shares	-	(32,214)	-	-	(32,214)
Final dividend of S0.54 cents (HK2.77 cents) per ordinary share in respect of FY2007	-	-	-	(37,232)	(37,232)
Profit for the year	-	-	-	110,424	110,424
Balance at 31 March 2008	1,286,946	1,165,466	42,226	283,495	2,778,133

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.

On 18 April 2007, the Company issued US$93,000,000 of Convertible Bonds due 2012 ("Convertible Bonds"). The Convertible Bonds are convertible by holders into ordinary shares of the Company at any time on or after 29 May 2007 at an initial conversion price of S$1.0813 per share of the Company. Assuming full conversion of the Convertible Bonds at the conversion price of S$1.0813 per share, the Convertible Bonds would be convertible into 131,290,576 shares at par value of S$0.20 each.

During the year, 12,846,709 ordinary shares of S$0.20 each were issued as a result of the conversion of US$9,100,000 Convertible Bonds of the Company.

During the year, the Company issued 675,062,325 new ordinary shares of S$0.20 each at an issue price of S$0.52 per share by way of rights on the basis of one new share for each existing share ("Rights Issue").

Upon completion of Rights Issue, the conversion price of the Convertible Bonds is adjusted to S$0.8553 per share on 19 July 2007.

As at 31 March 2008, the outstanding Convertible Bonds amounted to US$83,900,000. Assuming full conversion of the outstanding Convertible Bonds at the conversion price of S$0.8553 per share, the number of ordinary shares to be issued would be 149,740,851.

The Company did not make any purchases of its shares during FY2008 (FY2007: Nil).

Save as disclosed above, the Company did not have any convertibles and treasury shares at the end of FY2008 (FY2007: Nil).

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

The total number of issued shares excluding treasury shares as at the end of FY2008 is 1,350,124,650 shares (FY2007: 662,215,616 shares).

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and /or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard).**

The figures have not been audited or reviewed by the Company's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 March 2007.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

None.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group	
	Year ended	
	31.3.2008	31.3.2007
Earnings per ordinary share		
(i) Based on weighted average number of ordinary shares in issue; and	**HK 40.04 cents**	HK 45.24 cents
Weighted average number of ordinary shares used in calculation of basic earnings per share	**1,201,102,714**	849,462,790
(ii) Based on a fully diluted basis	**HK 39.54 cents**	N/A
Weighted average number of ordinary shares used in calculation of diluted earnings per share	**1,344,741,430**	N/A

The weighted average number of ordinary shares used in calculation of basic earnings per share of FY2007 have been adjusted by incorporating the effects of Rights Issue during the year.

7. **Net asset value (for the issuer and the group) per ordinary share based on the total number of issued shares excluding treasury shares of the issuer at the end of the:**

   (a) **current financial period reported; and**

   (b) **immediately preceding financial year.**

	Group		Company	
	31.3.2008	31.03.2007	**31.3.2008**	31.03.2007
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	**HK$2.76**	HK$2.36	**HK$2.06**	HK$1.22

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:**

   (a) **any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

   (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

Revenue and profits

For the financial year ended 31 March 2008 ("FY2008"), the Group posted a 32.3% year-on-year increase in revenue to HK$7,005.0 million and 25.2% increase in net profit attributable to equity holders to HK$481.0 million. The Group's continued financial growth is attributed to, firstly, increased contribution from its upstream fishing business and secondly, sustained profitability from its frozen fish supply chain management ("SCM") business.

Revenue Analysis

Supported by the growing worldwide demand for frozen fish and in particular from the People's Republic of China ("PRC"), the Group again recorded stable growth in its frozen fish SCM business. In FY2008, the frozen fish SCM division posted a 10.3% year-on-year increase in revenue to HK$3,855.1 million, accounting for 55.0% of total FY2008 revenue.

The Group's fishing division, headed by China Fishery Group Limited ("CFGL") (of which PAH increased its stake from 28.8% to 64.1% in July 2007), acquired an additional 3 fishmeal plants and 11 purse seine fishing vessels to consolidate its stake in the fishmeal sector in Peru. As a result of the continuing expansion program, the fishing division recorded a 76.0% year-on-year rise in revenue to HK$3,149.9 million, accounting for 45.0% of FY2008 total revenue.

PRC remained as the Group's largest market, accounting for HK$5,161.7 million or 73.7% of total revenue, followed by East Asia, the most important consumer of high-value premium fish products which accounted for HK$1,117.4 million or 16.0% of total revenue. The Group continues to diversify its sales to other markets of the world, including Europe, North and South America and various Asian countries. These markets accounted for the balance HK$725.9 million or 10.3% of total FY2008 revenue.

Gross and Net Profits

Commensurate with operational growth, total cost of sales increased 26.3% year-on-year to HK$5,493.6 million. Gross profit for FY2008 rose 60.0% year-on-year to HK$1,511.4 million.

While oil prices have increased significantly over the year, the management has been able to improve fleet utilisation and better economies of scale. As a result, the Group has minimised the impact of increased fuel costs and improved the gross profit margin of its fishing division from 33.1% to 38.3% in FY2008.

Administration expenses increased 34.1% to HK$187.4 million and selling and distribution expenses increased 214.0% to HK$109.4 million, due to the significant increase in the scale of the fishing division's operations.

Finance expenses increased 76.0% to HK$401.9 million, as a result of the issuance of US$225 million in 9.25% senior notes by CFGL ("Senior Notes") and also interest expense attributable to US$93 million in convertible bonds due 2012 issued by PAH ("Convertible Bond"), which were used to finance the Group's stake increase in CFGL. Income tax increased 117.2% to HK$18.6 million, with taxation of the Peruvian fishmeal operations accounting for most of the increase.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") rose 10.0% to HK$1,497.6 million from HK$1,361.8 million. However, excluding an exceptional deemed gain on dilution of interests in CFGL booked by the Group in FY2007, year-on-year EBITDA growth was 53.3%.

Consequently, the Group posted HK$825.5 million in profit after tax. Excluding the exceptional item, this represented a 47.1% rise from a profit after tax of HK$561.0 million in FY2007. Reflecting the effects of the stake increase in CFGL, net profit attributable to equity holders of the Company recorded HK$481.0 million, a 25.2% increase over FY2007.

Balance Sheet

Assets

At the end of FY2008, the Group's total assets stood at HK$10,969.0 million, of which HK$220.2 million were in cash and bank balances.

Non-current assets increased from HK$3,445.9 million as at 31 March 2007 to HK$6,399.4 million at 31 March 2008. This was due to the increase in goodwill following the purchase of the additional stake in CFGL in July 2007, which was financed by the Convertible Bond issue and a rights issue carried out in July 2007. Secondly, property, plant and equipment increased as a result of the fishing division's acquisition of assets including plants and purse seine fishing vessels in Peru during FY2008. The SCM division also acquired 2 reefer vessels to increase its transportation capability.

Current assets increased from HK$3,633.2 million to HK$4,569.5 million, mainly attributable to the increase in receivables and advances to suppliers that were a result of increased prepayments made by the fishing division as the financial year-end coincided with the peak fishing season.

Liabilities

At the end of FY2008, the Group's total liabilities stood at HK$6,373.0 million.

Current liabilities increased from HK$1,907.2 million as at 31 March 2007 to HK$3,001.8 million as at 31 March 2008, due mainly to increased short-term bank borrowings to support the increase in working capital in preparation for the peak fishing period.

Non-current liabilities increased from HK$2,390.9 million to HK$3,371.2 million due mainly to the Convertible Bond issue and a deferred consideration payable for the purchase of the additional stake in CFGL.

The Group had a debt-to-total-assets ratio of 47.6% as at 31 March 2008, compared with 49.6% as at 31 March 2007.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The current Full-Year result announcement is in line with the prospect statement previously disclosed to shareholders in the last third quarter result announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and next 12 months.

The Group maintains its positive outlook on the demand for fish and fish products on a global scale and particularly from the PRC.

Frozen Fish Supply Chain Management Operations

The Group expects to continue to benefit from the increase in demand from the PRC for fish for both domestic consumption and re-export. The Group also expects to increase its performance through improving its competitive edge by deployment of 2 additional reefer vessels.

Fishing Operations

The Group expects increased performance from its trawling operation in FY2009 through the redeployment to the South Pacific Ocean of 3 supertrawlers (from North Pacific Ocean). This will add a new revenue stream through new species and new markets.

Peruvian Fishmeal Operations

Similarly, the Group expects improved performance from its fishmeal operation through enhanced geographic spread of its processing locations along the Peruvian coastline. This is aimed at increasing the divisional operational efficiency and improving the turnaround time for fishmeal processing, so as to improve the operations' profit margins.

The Group will continue to identify attractive acquisition opportunities in this region, while maintaining a prudent stance.

The Group's stake increase in CFGL is expected to continue to contribute higher earnings from the fishing division.

In view of the above, and barring unforeseen circumstances, the Group is confident that it remains on track for improved performance in FY2009 whilst compared to FY2008. The Group is optimistic that it will remain profitable in view of the continuing demand from the PRC and the efficiency of the Group's integrated operations.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	**First and Final**
Dividend Type	Cash
Dividend Amount per Share (in cents)	2.07 Singapore cents per ordinary share
Par value of shares	S$0.20
Tax rate	Tax not applicable

The Company is proposing a scrip dividend scheme for final dividend that offer right to shareholders to elect to receive final dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Amount per Share (in cents)	1.30 Singapore cents per ordinary share	0.54 Singapore cents per ordinary share
Par value of shares	S$0.20	S$0.20
Tax rate	Tax not applicable	Tax not applicable

(c) Date payable

The proposed dividend, if approved at the Annual General Meeting, will be paid at a date to be announced.

(d) Books closure date

Notice will be given at a later date on the closure of the Share Transfer Books and the Register of Members to determine the shareholder's entitlements to the proposed final dividend.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II – ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

2008 By Product Category	Frozen fish SCM *HK$'000*	Fishing *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
External sales	3,855,088	3,149,911	–	7,004,999
Segment result	302,417	1,131,307	–	1,433,724
Administrative expenses				(187,392)
Loss on revaluation of investment properties				(349)
Finance costs				(401,884)
				844,099
Share of results of associates	8	–	–	8
Profit before taxation				844,107
Taxation				(18,587)
Profit for the year				825,520
BALANCE SHEET				
Segment assets	5,535,001	5,433,954	–	10,968,955
Segment liabilities	1,125,412	2,178,325	–	3,303,737
Unallocated corporate liabilities				3,069,283
Consolidated total liabilities				6,373,020
OTHER INFORMATION				
Capital expenditure	119,685	675,527	–	795,212
Depreciation expenses	15,609	63,378	–	78,987
Amortisation of deferred charter hire	–	172,640	–	172,640
Amortisation of senior notes issuing expenses	–	10,052	–	10,052
Interests in associates	929	11,700	–	12,629

2007 By Product Category	Frozen fish SCM *HK$'000*	Fishing *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
External sales	3,496,749	1,789,342	6,905	5,292,996
Segment result	351,154	598,854	(5,627)	944,381
Other income				16
Administrative expenses				(139,714)
Loss on revaluation of investment properties				(7,650)
Gain on dilution of interest in subsidiary				385,063
Finance costs				(228,301)
				953,795
Share of results of associates	861	–	–	861
Profit before taxation				954,656
Taxation				(8,556)
Profit for the year				946,100
BALANCE SHEET				
Segment assets	2,728,050	4,349,667	1,425	7,079,142
Segment liabilities	368,436	283,728	307	652,471
Unallocated corporate liabilities				3,645,595
Consolidated total liabilities				4,298,066
OTHER INFORMATION				
Capital expenditure	4,889	1,539,089	7	1,543,985
Depreciation expenses	12,564	37,020	6,222	55,806
Amortisation of deferred charter hire	–	123,890	–	123,890
Amortisation of senior notes issuing expenses	–	2,424	–	2,424
Interests in associates	921	–	–	921

Geographical segments	Revenue 2008 HK$'000	Revenue 2007 HK$'000	Carrying amounts of segment assets 2008 HK$'000	Carrying amounts of segment assets 2007 HK$'000	Additions to property, plant and equipment, investment properties, fishing permits and deferred charter hire 2008 HK$'000	Additions to property, plant and equipment, investment properties, fishing permits and deferred charter hire 2007 HK$'000
Hong Kong and other regions in PRC	**5,161,654**	4,026,195	**5,782,565**	4,217,487	**-**	7
North America	**105,815**	93,150	**-**	-	**-**	-
South America	**45,245**	22,626	**3,598,355**	1,644,096	**637,956**	119,489
Europe	**533,659**	259,540	**1,446,524**	952,183	**119,685**	1,424,489
East Asia	**1,117,393**	768,967	**2,007**	223,063	**-**	-
Others	**41,233**	122,518	**139,504**	42,313	**37,571**	-
	7,004,999	5,292,996	**10,968,955**	7,079,142	**795,212**	1,543,985

14. In the view of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

For detailed review of performance by business or geographical segments, please refer to Section 8.

15. A breakdown of sales as follows:–

	Group 2008 HK$'000	Group 2007 HK$'000	Change
Sales reported in the first half year	**3,725,186**	2,252,052	+65.4%
Operating profit in the first half year	**181,950**	128,618	+41.5%
Sales reported in the second half year	**3,279,813**	3,040,944	+7.9%
Operating profit in the second half year	**299,007**	255,660	+17.0%

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (Refer to Para 16 of Appendix 7.2 for the required details)

	Latest Full Year HK$'000	Previous Full Year HK$'000
Ordinary	160,319	81,320
Preference	–	–
Total	160,319	81,320

17. Interested person transactions:–

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) Year ended		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) Year ended	
	31.3.2008	31.3.2007	**31.3.2008**	31.3.2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Pacific Andes International Holdings Limited and its subsidiaries				
Administrative expenses	**–**	–	**18,033**	19,467
Interest expenses	**291**	247	**–**	–

BY ORDER OF THE BOARD

Wan Tiew Leng, Lynn
Company Secretary
30 May 2008

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1174)

海外監管公告

太平洋恩利(控股)有限公司
截至二零零八年三月三十一日止年度
之未經審核業績公告

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事」)欣然公布本公司擁有64%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」，其股份於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零八年三月三十一日止年度之未經審核綜合業績。

本公告為恩利控股於二零零八年五月三十日遵照新加坡證券交易所有限公司之證券上市手冊編製公告之轉載。以下為根據香港聯合交易所有限公司證券上市規則第13.09條而刊發之恩利控股及恩利控股集團截至二零零八年三月三十一日止年度之未經審核業績。

董事

於本公告日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

二零零八年五月三十日

以下為恩利控股於二零零八年五月三十日在新加坡所發佈公告之內容。

附註：「本公司」及「本集團」分別指太平洋恩利(控股)有限公司與太平洋恩利(控股)有限公司及其附屬公司。

太平洋恩利(控股)有限公司

全年財務報表及股息公告

第一部分－季度(第一季、第二季及第三季)、半年度及全年業績公告規定資料

1(a) 本集團收益表連同緊隨上一個財政年度同期之比較報表。

截至二零零八年三月三十一日止年度之收益表

	本集團 截至下列日期止年度 二零零八年 三月 三十一日 *千港元*	二零零七年 三月 三十一日 *千港元*	增加／ (減少) *百分比*
營業額	**7,004,999**	5,292,996	32.3
銷售成本	**(5,493,576)**	(4,348,298)	26.3
毛利	**1,511,423**	944,698	60.0
其他經營收入	**31,661**	34,532	(8.3)
銷售及分銷支出	**(109,360)**	(34,833)	214.0
行政支出	**(187,392)**	(139,714)	34.1
其他經營支出	**(349)**	(7,650)	(95.4)
攤薄附屬公司權益之收益*(附註a)*	**－**	385,063	(100.0)
財務支出	**(401,884)**	(228,301)	76.0
	844,099	953,795	(11.5)
所佔聯營公司業績	**8**	861	(99.1)
除所得稅前溢利	**844,107**	954,656	(11.6)
所得稅支出*(附註b)*	**(18,587)**	(8,556)	117.2
年內溢利	**825,520**	946,100	(12.7)
應佔部分：			
本公司權益持有人	**480,957**	384,278	25.2
少數股東權益	**344,563**	561,822	(38.7)
	825,520	946,100	(12.7)

	本集團		
	截至下列日期止年度		
	二零零八年三月三十一日	二零零七年三月三十一日	增加／(減少)
	千港元	*千港元*	*百分比*
包括利息收入之其他經營收入	**31,661**	34,532	(8.3)
借貸利息	**(391,832)**	(225,877)	73.5
計入財務支出之優先票據發行支出攤銷	**(10,052)**	(2,424)	314.7
遞延船舶租賃攤銷	**(172,640)**	(123,890)	39.3
折舊支出	**(78,987)**	(55,806)	41.5
出售物業、機器及設備收益淨額	**4,648**	–	不具意義
外匯兌換(虧損)收益	**(8,352)**	16,109	(151.8)

附註：

a. 於二零零七年一月，中漁集團有限公司(「中漁」)以每股3.98新加坡元之價格向機構投資者配售29,000,000股股份。本集團應佔中漁之權益由31.12%攤薄至28.81%，產生攤薄附屬公司權益之收益385,100,000港元。

b. 本集團大部分溢利既非產生自亦非源自任何稅務司法權區，故毋須課稅。

1(b)(i)發行人及本集團資產負債表連同緊隨上一個財政年度結算日之比較報表。

	本集團		本公司	
	二零零八年三月三十一日	二零零七年三月三十一日	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*	*千港元*	*千港元*
非流動資產				
物業、機器及設備	**1,595,894**	863,851	**–**	–
投資物業	**16,395**	15,250	**–**	–
商譽*(附註c)*	**2,638,883**	474,554	**–**	–
遞延船舶租賃*(附註d)*	**1,662,960**	1,835,600	**–**	–
於附屬公司之權益	**–**	–	**3,412,163**	811,119
於聯營公司之權益	**12,629**	921	**–**	–
其他無形資產	**472,659**	255,761	**–**	–
	6,399,420	3,445,937	**3,412,163**	811,119
流動資產				
存貨	**868,026**	758,207	**–**	–
貿易應收款項	**1,491,604**	1,562,552	**–**	–
已投保貿易應收款項	**1,383**	1,776	**–**	–
其他應收款項及預付款項	**1,796,676**	883,731	**–**	–
遞延船舶租賃即期部分*(附註d)*	**172,640**	172,640	**–**	–
墊款予供應商	**–**	15,600	**–**	–
應收票據	**18,034**	68,632	**–**	–
可收回稅項	**743**	–	**–**	–
已抵押存款	**188**	291	**–**	–
銀行結存及現金	**220,241**	169,776	**552**	51
	4,569,535	3,633,205	**552**	51
流動負債				
貿易及其他應付款項	**417,360**	518,261	**12,383**	–
應付所得稅	**57,983**	40,299	**–**	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	**5,458**	5,740	**–**	–
已投保票據及貿易應收款項之貼現銀行融資	**23,534**	78,228	**–**	–
融資租約即期部分	**20,274**	17,970	**–**	–
計息銀行借貸即期部分	**2,477,232**	1,246,664	**–**	–
	3,001,841	1,907,162	**12,383**	–

	本集團		本公司	
	二零零八年三月三十一日	二零零七年三月三十一日	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*	*千港元*	*千港元*
流動資產(負債)淨值	**1,567,694**	1,726,043	**(11,831)**	51
非流動負債				
融資租約	**44,599**	31,994	–	–
計息銀行借貸	**332,188**	450,825	–	–
法定僱員應佔溢利	**56,182**	50,242	–	–
可換股債券	**622,199**	–	**622,199**	–
優先票據	**1,697,611**	1,687,558	–	–
遞延税項負債	**201,880**	170,285	–	–
應付遞延代價	**416,520**	–	–	–
	3,371,179	2,390,904	**622,199**	–
資產淨值	**4,595,935**	2,781,076	**2,778,133**	811,170
資本及儲備				
股本	**1,286,946**	576,595	**1,286,946**	576,595
儲備	**2,433,529**	988,693	**1,491,187**	234,575
本公司權益持有人應佔	**3,720,475**	1,565,288	**2,778,133**	811,170
少數股東權益	**875,460**	1,215,788	–	–
資金總額	**4,595,935**	2,781,076	**2,778,133**	811,170

附註：

c. 增加之商譽來自(i)於二零零八財政年度收購中漁額外權益，及(ii)於二零零八財政年度收購多家秘魯捕撈公司。

d. 遞延船舶租賃指中漁全資附屬公司中漁國際有限公司就長期租賃捕撈船舶之預付款項。

1(b)(ii) 本集團借貸及債務抵押總額。

一年或以內應付或按要求支付款額

於二零零八年三月三十一日		於二零零七年三月三十一日	
有抵押	無抵押	有抵押	無抵押
千港元	*千港元*	*千港元*	*千港元*
116,042	**2,404,998**	83,582	1,259,280

一年後應付款額

於二零零八年三月三十一日		於二零零七年三月三十一日	
有抵押	無抵押	有抵押	無抵押
千港元	*千港元*	*千港元*	*千港元*
47,029	**2,649,568**	35,195	2,135,182

任何抵押品詳情

本集團已抵押賬面淨值合共約21,000,000港元(二零零七年三月三十一日：19,600,000港元)之土地及樓宇，以取得一家銀行向本集團授出之按揭貸款。

本集團於秘魯之若干物業、機器及設備以融資租約持有，賬面淨值約130,300,000港元(二零零七年三月三十一日：209,100,000港元)。

中漁集團有限公司一家秘魯附屬公司合共59,300,000港元(二零零七年三月三十一日：83,400,000港元)之存貨已作為該秘魯附屬公司若干短期銀行借貸之抵押。

1(c) 本集團現金流量表連同緊隨上一個財政年度同期之比較報表。

	截至下列日期止年度 二零零八年三月三十一日 千港元	二零零七年三月三十一日 千港元
經營業務		
除所得稅前溢利	**844,107**	954,656
調整項目：		
所佔聯營公司業績	**(8)**	(861)
利息支出	**391,832**	225,877
利息收入	**(10,972)**	(10,207)
遞延船舶租賃攤銷	**172,640**	123,890
優先票據發行支出攤銷	**10,052**	2,424
折舊支出	**78,987**	55,806
攤薄附屬公司權益之收益	**—**	(385,063)
土地及樓宇重估盈餘	**(3,050)**	(16)
投資物業重估虧損	**349**	7,650
出售物業、機器及設備收益	**(4,648)**	—
營運資金調動前之經營現金流量	**1,479,289**	974,156
存貨	**(99,233)**	95,250
貿易應收款項、其他應收款項及預付款項	**(759,625)**	(648,531)
墊款予供應商	**15,600**	(15,600)
應收票據	**50,598**	38,578
貿易及其他應付款項	**(219,038)**	192,313
法定僱員應佔溢利	**5,940**	6,749
經營業務產生之現金	**473,531**	642,915
已付利息	**(345,890)**	(199,408)
已繳所得稅	**(25,024)**	(7,022)
經營業務產生之現金淨額	**102,617**	436,485
投資業務		
已收利息	**10,972**	10,207
出售物業、機器及設備所得款項	**1,436**	—
購買物業、機器及設備*(附註(a))*	**(657,852)**	(97,965)
購買其他無形資產	**(115,200)**	(26,420)
船舶租賃付款	**—**	(1,419,600)
託管賬戶	**6,169**	(6,169)
增加於一家聯營公司之投資	**(11,700)**	—
收購附屬公司產生之現金流出淨額*(附註(b))*	**(315,063)**	(930,257)
收購附屬公司額外權益產生之現金流出淨額*(附註(c))*	**(2,370,182)**	—
投資業務耗用之現金淨額	**(3,451,420)**	(2,470,204)

	截至下列日期止年度	
	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*
融資業務		
已派股息	**(37,232)**	(103,838)
已派予少數股東之股息	**(39,369)**	(89,685)
(償還)取得太平洋恩利國際控股有限公司及其附屬公司墊款之現金淨額	**(282)**	3,058
發行可換股債券所得款項淨額	**707,949**	–
供股所得款項淨額	**1,780,565**	–
少數股東投入資本	**–**	568,934
償還已投保票據及貿易應收款項之貼現銀行融資	**(54,694)**	(39,628)
償還融資租賃淨額	**(63,914)**	(1,095)
籌得銀行借貸淨額	**1,108,762**	15,717
發行優先票據所得款項	**–**	1,685,134
已抵押存款減少(增加)	**103**	(221)
融資業務產生之現金淨額	**3,401,888**	2,038,376
現金及現金等值項目增加淨額	**53,085**	4,657
綜合賬目產生之匯兌差異	**380**	(3,759)
年初之現金及現金等值項目	**159,948**	159,050
年終之現金及現金等值項目*(附註(d))*	**213,413**	159,948

出售物業、機器及設備之所得款項14,984,000港元已計入其他應收款項內。

附註(a)

	截至下列日期止年度	
	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*
購買物業、機器及設備	**680,012**	–
減：根據融資租賃購買之物業、機器及設備	**(22,160)**	–
購買物業、機器及設備之現金付款	**657,852**	–

附註(b)

收購附屬公司產生之現金流出淨額

	截至下列日期止年度	
	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*
購入資產淨值：		
物業、機器及設備	**126,763**	704,396
其他無形資產	**101,698**	226,613
貿易及其他應收款項	**126,665**	106,496
存貨	**10,586**	17,144
銀行結存及現金	**2,334**	32,947
貿易及其他應付款項	**(99,653)**	(196,747)
融資租約	**(56,663)**	(51,059)
法定僱員應佔溢利－非即期部分	**–**	(43,493)
應付所得税	**(915)**	(32,932)
遞延税項負債	**(54,057)**	(169,422)
	156,758	593,943
收購產生之商譽	**160,639**	369,261
以現金支付總代價	**317,397**	963,204
收購產生之現金流出淨額：		
現金代價	**317,397**	963,204
購入銀行結存及現金	**(2,334)**	(32,947)
	315,063	930,257

附註(c)

收購附屬公司額外權益產生之現金流出淨額

	截至下列日期止年度	
	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*
少數股東權益	650,791	–
收購產生之商譽	2,135,911	–
總代價	2,786,702	–
以下列方式支付		
現金代價	2,370,182	–
遞延付款	416,520	–
	2,786,702	–
收購產生之現金流出淨額：		
現金代價	2,370,182	–

附註(d)

	截止下列日期止年度	
	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*
銀行結存及現金(託管賬戶除外)	220,241	163,607
銀行透支	(6,828)	(3,659)
	213,413	159,948

1(d)(i)發行人及本集團以下報表顯示(i)資金所有變動或(ii)資本化發行及向股東派付產生者以外之資金變動，連同緊隨上一個財政年度同期之比較報表。

	本公司權益持有人應佔								
	股本 *千港元*	股份溢價 *千港元*	重估儲備 *千港元*	貨幣 匯兌儲備 *千港元*	其他儲備 *千港元*	資本儲備 *千港元*	保留溢利 *千港元*	少數 股東權益 *千港元*	總計 *千港元*
本集團									
於二零零六年三月三十一日結餘	576,595	24,272	453	(518)	–	–	685,567	559.223	1,845,592
物業、機器及設備重估盈餘	–	–	1,098	–	–	–	–	1.692	2.790
換算本集團海外業務之 匯兌差異	–	–	–	(2,619)	–	–	–	(1.135)	(3.754)
直接於權益確認之收益(虧損) 淨額	–	–	1,098	(2,619)	–	–	–	557	(964)
年內溢利	–	–	–	–	–	–	384.278	561.822	946,100
年內已確認收入及支出總額	–	–	1,098	(2,619)	–	–	384.278	562.379	945,136
攤薄於附屬公司之權益所產生	–	–	–	–	–	–	–	(385,063)	(385,063)
少數股東出資	–	–	–	–	–	–	–	568,934	568,934
向少數股東派付股息	–	–	–	–	–	–	–	(89,685)	(89,685)
二零零六財政年度末期股息每股 普通股1.82新加坡仙(9.02港仙)	–	–	–	–	–	–	(59,750)	–	(59,750)
二零零七財政年度中期股息每股 普通股1.30新加坡仙(6.66港仙)	–	–	–	–	–	–	(44,088)	–	(44,088)
於二零零七年三月三十一日結餘	576,595	24,272	1,551	(3,137)	–	–	966,007	1,215,788	2,781,076
物業、機器及設備重估盈餘	–	–	8,842	–	–	–	–	4,135	12,977
換算本集團海外業務之匯兌差異	–	–	–	740	–	–	–	1,134	1,874
直接於權益確認之收益(虧損) 淨額	–	–	8,842	740	–	–	–	5,269	14,851
年內溢利	–	–	–	–	–	–	480,957	344,563	825,520
年內已確認收入及支出總額	–	–	8,842	740	–	–	480,957	349,832	840,371
可換股債券權益部分	–	–	–	–	–	46,806	–	–	46,806
兌換可換股債券發行股份	13,128	57,852	–	–	–	(4,580)	–	–	66,400
供股發行股份	697,223	1,115,556	–	–	–	–	–	–	1,812,779
發行新股份應佔交易成本	–	(32,214)	–	–	–	–	–	–	(32,214)
收購一家附屬公司額外權益	–	–	–	–	(191,891)	–	–	(650,791)	(842,682)
向少數股東派付股息	–	–	–	–	–	–	–	(39,369)	(39,369)
二零零七財政年度末期股息每股 普通股0.54新加坡仙(2.77港仙)	–	–	–	–	–	–	(37,232)	–	(37,232)
於二零零八年三月三十一日結餘	1,286,946	1,165,466	10,393	(2,397)	(191,891)	42,226	1,409,732	875,460	4,595,935

	本公司權益持有人應佔				
	股本	股份溢價	資本儲備	保留溢利	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
本公司					
於二零零六年四月一日結餘	576,595	24,272	–	302,870	903,737
二零零六財政年度末期股息					
每股普通股1.82新加坡仙(9.02港仙)	–	–	–	(59,750)	(59,750)
二零零七財政年度中期股息					
每股普通股1.30新加坡仙(6.66港仙)	–	–	–	(44,088)	(44,088)
年內溢利	–	–	–	11,271	11,271
於二零零七年三月三十一日結餘	576,595	24,272	–	210,303	811,170
可換股債券權益部分	–	–	46,806	–	46,806
兌換可換股債券發行股份	13,128	57,852	(4,580)	–	66,400
供股發行股份	697,223	1,115,556	–	–	1,812,779
發行新股應佔交易成本	–	(32,214)	–	–	(32,214)
二零零七財政年度末期股息					
每股普通股0.54新加坡仙(2.77港仙)	–	–	–	(37,232)	(37,232)
年內溢利	–	–	–	110,424	110,424
於二零零八年三月三十一日結餘	1,286,946	1,165,466	42,226	283,495	2,778,133

1(d)(ii) 自上一個報告期間結束以來，由供股、紅股發行、股份購回、行使購股權或認股權證、兌換其他股本證券發行、發行股份以換取現金或作為收購代價或基於任何其他理由產生之任何本公司股本變動詳情。同時呈列於本報告財政期間結束時及緊隨上一個財政年度同期結束時兌換全部未行使可換股工具時可發行之股份數目，以及已發行股份總數(不包括發行人之庫存股份)中持作庫存股份之股份數目(如有)。

於二零零七年四月十八日，本公司發行為數93,000,000美元之二零一二年到期可換股債券(「可換股債券」)。可換股債券可由持有人於二零零七年五月二十九日或之後任何時間以初步兌換價每股本公司股份1.0813新加坡元兌換為本公司普通股。假設以兌換價每股股份1.0813新加坡元悉數兌換可換股債券，可換股債券將兌換為131,290,576股每股面值0.20新加坡元之股份。

年內，由於9,100,000美元之本公司可換股債券獲兌換，故已發行12,846,709股每股面值0.20新加坡元之普通股。

年內，本公司按每股現有股份獲發一股新股份之基準，以發行價每股0.52新加坡元透過供股發行675,062,325股每股面值0.20新加坡元之新普通股。

供股完成後，於二零零七年七月十九日，可換股債券之兌換價調整至每股股份0.8553新加坡元。

於二零零八年三月三十一日，尚未兌換之可換股債券為83,900,000美元。假設以兌換價每股股份0.8553新加坡元悉數兌換尚未兌換之可換股債券，將予發行之普通股數目為149,740,851股。

本公司於二零零八財政年度並無購回其任何股份(二零零七財政年度：無)。

除上文披露者外，本公司於二零零八財政年度結束時並無任何可換股工具及庫存股份(二零零七財政年度：無)。

1(d)(iii) 呈列於本財政期間結束時及緊隨上一個年度結束時之已發行股份總數(不包括庫存股份)。

於二零零八財政年度結束時之已發行股份總數(不包括庫存股份)為1,350,124,650股(二零零七財政年度：662,215,616股)。

1(d)(iv) 呈列於本報告財政期間結束時已銷售、轉讓、出售、註銷及／或使用之全部庫存股份列表。

不適用。

2. 有關數據是否經審核或審閱，並按哪些準則(例如新加坡核數準則第910條(獲委任審閱財務報表)或同等準則)審核或審閱。

有關數據未經本公司核數師審核或審閱。

3. 如數據已經審核或審閱，則提供核數師報告(包括任何保留意見或重點事項)。

不適用。

4. 是否採用與發行人最近期經審核年度財務報表相同之會計政策及計算方法。

所採納會計政策及計算方法與截至二零零七年三月三十一日止年度之經審核財務報表所應用者貫徹一致。

5. 倘會計政策及計算方法出現任何變動(包括會計準則所規定者)，請註明所出現變動、變動原因及影響。

無。

6. 本集團於本報告財政期間及緊隨上一個財政年度同期之每股普通股盈利(已扣除任何優先股股息撥備)。

	本集團 截至下列日期止年度 二零零八年 三月三十一日	本集團 截至下列日期止年度 二零零七年 三月三十一日
每股普通股盈利		
(i)根據已發行普通股加權平均數計算；及	**40.04港仙**	45.24港仙
用於計算每股基本盈利之普通股加權平均數	**1,201,102,714**	849,462,790
(ii)按全面攤薄基準計算	**39.54港仙**	不適用
用於計算每股攤薄盈利之普通股加權平均數	**1,344,741,430**	不適用

用於計算二零零七財政年度每股基本盈利之普通股加權平均數已透過計算年內進行供股之影響作出調整。

7. 按發行人於下列期間結束時已發行股份總數(不包括發行人之庫存股份)計算，發行人及本集團每股普通股資產淨值：

(a) 本報告財政期間；及

(b) 緊隨上一個財政年度。

	本集團		本公司	
	二零零八年三月三十一日	二零零七年三月三十一日	**二零零八年三月三十一日**	二零零七年三月三十一日
於所報告期間結束時現有已發行股本計算之每股普通股資產淨值	**2.76港元**	2.36港元	**2.06港元**	1.22港元

8. 本集團之表現回顧，須涵蓋足以合理了解本集團業務所需資料。回顧必須論述下列項目：

(a) 影響本集團於本報告財政期間之營業額、成本及盈利之任何重大因素，包括(如適用)季節性或週期性因素；及

(b) 影響本集團於本報告財政期間之現金流量、營運資金、資產或負債之任何重大因素。

營業額及溢利

截至二零零八年三月三十一日止財政年度(「二零零八財政年度」)，本集團之營業額按年增加32.3%至7,005,000,000港元，而權益持有人應佔純利則增加25.2%至481,000,000港元。本集團財務業績持續增長，主要歸功於其上游捕撈業務所帶來貢獻增加及其冷凍魚類供應鏈管理(「供應鏈管理」)業務繼續錄得盈利。

營業額分析

受惠於全球特別是中華人民共和國(「中國」)對冷凍魚類需求不斷增加，本集團之冷凍魚類供應鏈管理業務再次錄得穩健增長。於二零零八財政年度，冷凍魚類供應鏈管理部門之營業額按年增加10.3%至3,855,100,000港元，佔二零零八財政年度總營業額55.0%。

中漁集團有限公司(「中漁」，恩利控股於二零零七年七月將其於中漁之股權由28.8%增至64.1%)統領之本集團捕撈部門增購3家魚粉廠及11艘圍網捕撈船舶，以鞏固其於秘魯魚粉業之地位。基於持續擴展計劃，捕撈部門之營業額較去年上升76.0%至3,149,900,000港元，佔二零零八財政年度總營業額45.0%。

中國之營業額達5,161,700,000港元，佔總營業額73.7%，仍然是本集團最大市場，其次是高價優質魚產品之最重要市場東亞，營業額達1,117,400,000港元，佔總營業額16.0%。本集團繼續拓展全球各地其他市場，包括歐洲、南北美洲及多個亞洲國家。上述市場之營業額達725,900,000港元，佔二零零八財政年度總營業額10.3%。

毛利及純利

總銷售成本按年增加26.3%至5,493,600,000港元，與業務增長趨勢一致。二零零八財政年度之毛利按年上升60.0%至1,511,400,000港元。

雖然油價於年內急升，但由於管理層成功提高船隊使用率及擴大經濟規模，本集團於二零零八財政年度已將燃料成本上漲之影響減至最低，同時將其捕撈業務之毛利率由33.1%提升至38.3%。

由於捕撈部門大幅擴展營運規模，行政支出增加34.1%至187,400,000港元，銷售及分銷支出增加214.0%至109,400,000港元。

由於中漁發行為數225,000,000美元之9.25厘優先票據(「優先票據」)，加上恩利控股為撥付增持本集團於中漁股權所需資金，發行於二零一二年到期之可換股債券應佔利息支出93,000,000美元，導致財務支出增加76.0%至401,900,000港元。所得税增加117.2%至18,600,000港元，當中大部分增幅源自秘魯魚粉業務之税項。

未計利息、税項、折舊及攤銷開支之盈利(「EBITDA」)由1,361,800,000港元上升10.0%至1,497,600,000港元。然而，如撇除本集團於二零零七財政年度入賬之攤薄於中漁之權益所產生視作非經常收益，未計利息、税項、折舊及攤銷開支之盈利則按年增長53.3%。

因此，本集團之除税後溢利為825,500,000港元。如撇除非經常項目，除税後溢利較二零零七財政年度之561,000,000港元上升47.1%。由於增持於中漁之股權，本公司權益持有人應佔純利較二零零七財政年度增加25.2%至481,000,000港元。

資產負債表

資產

於二零零八財政年度結束時，本集團資產總值為10,969,000,000港元，當中220,200,000港元為現金及銀行存款。

非流動資產由二零零七年三月三十一日之3,445,900,000港元增至二零零八年三月三十一日之6,399,400,000港元，此乃由於在二零零七年七月以發行可換股債券及供股方式集資收購中漁額外股權，令商譽有所增加，加上捕撈部門於二零零八財政年度在秘魯收購包括廠房及圍網捕撈船舶等資產，致使物業、機器及設備增加所致。供應鏈管理部門亦收購2艘冷藏船舶以提升運輸能力。

流動資產由3,633,200,000港元增至4,569,500,000港元，主要由於本財政年度結束時正值捕撈旺季，捕撈部門之預付款增加，令應收款項及墊款予供應商增加所致。

負債

於二零零八財政年度結束時，本集團負債總額為6,373,000,000港元。

流動負債由二零零七年三月三十一日之1,907,200,000港元增至二零零八年三月三十一日之3,001,800,000港元，主要由於準備迎接捕撈旺季令營運資金需求增加，故增加短期銀行借貸所致。

非流動負債由2,390,900,000港元增至3,371,200,000港元，主要由於本公司發行可換股債券，加上收購中漁額外股權應付之遞延代價。

與二零零七年三月三十一日49.6%相比，本集團於二零零八年三月三十一日之資產負債比率為47.6%。

9. 倘過往已向股東披露任何預測或前瞻性聲明，請列明該預測或前瞻性聲明與實際業績之差別。

本年度全年業績公告與於上一個第三季業績公告向股東披露之前瞻性聲明一致。

10. 於本公告刊發日期，對本集團所營運行業之重大趨勢及競爭情況以及於下一個報告期間及未來十二個月可能對本集團構成影響之任何已知因素或事項之評論。

本集團對魚類及魚產品全球需求之前景感到樂觀，尤其是來自中國之需求。

冷凍魚類供應鏈管理業務

中國不論在本地食用及用作轉口方面對魚類之需求均有所上升，預期本集團將繼續受惠。本集團亦期望透過增調2艘冷藏船舶，以提高競爭力，從而提升其表現。

捕撈業務

本集團計劃將3艘大型拖網漁船由北太平洋調派至南太平洋，以提升其拖網業務於二零零九財政年度之表現。此舉令本集團可以捕撈新魚類及開拓新市場，帶來新收入來源。

秘魯魚粉業務

同樣地，本集團計劃透過改善其位於秘魯沿海加工廠之策略地理分佈，提升其魚粉業務之表現。此舉旨在提升部門營運效率及縮短魚粉加工所需時間，從而提高業務之邊際溢利。

本集團於採取審慎態度之同時，亦會繼續於區內物色具吸引力之收購機遇。

由於在中漁之股權增加，預期本集團應佔捕撈部門之盈利貢獻將持續增加。

基於上述因素，且在無不可預計情況下，本集團有信心二零零九財政年度之表現將較二零零八財政年度更上一層樓。展望未來，鑑於來自中國之需求殷切及本集團綜合業務之效率出眾，我們相信本集團將可持續錄得盈利。

11. 股息

(a) 本報告財政期間

本報告財政期間有否宣派任何股息? 有

股息名稱	**首次及末期**
股息種類	現金
每股股份股息(仙)	每股普通股2.07新加坡仙
股份面值	0.20新加坡元
税率	毋須繳税

本公司現正建議就末期股息採納一項以股代息計劃，給予股東權利選擇透過獲配發入賬列作繳足之新股，以代替現金收取全部或部分末期股息。

(b) 緊隨上一個財政年度同期

緊隨上一個財政年度同期有否宣派任何股息? 有

股息名稱	**中期**	**末期**
股息種類	現金	現金
每股股份股息(仙)	每股普通股1.30新加坡仙	每股普通股0.54新加坡仙
股份面值	0.20新加坡元	0.20新加坡元
稅率	毋須繳稅	毋須繳稅

(c) 應付款日期

倘於股東週年大會獲批准，建議股息將於即將宣佈之日期派付。

(d) 截止過戶日期

稍後將發出通知宣佈截止股份過戶登記手續之期間，以釐定股東獲派建議末期股息之權益。

12. 倘並無宣派／建議派付股息，則發出有關聲明。

不適用。

第二部分— 全年度公告之規定額外資料(本部分不適用於第一季、第二季、第三季或半年度業績)

13. 按發行人最近期經審核全年財務報表所呈列本集團業務或地域分類劃分之分類營業額及業績，連同緊隨上一個年度之比較資料。

二零零八年 按產品分類	冷凍魚類 供應鏈管理 *千港元*	捕撈 *千港元*	其他 *千港元*	綜合 *千港元*
對外銷售	**3,855,088**	**3,149,911**	**–**	**7,004,999**
分類業績	**302,417**	**1,131,307**	**–**	**1,433,724**
行政支出				**(187,392)**
投資物業重估虧損				**(349)**
財務支出				**(401,884)**
				844,099
所佔聯營公司業績	**8**	**–**	**–**	**8**
除稅前溢利				**844,107**
稅項				**(18,587)**
年內溢利				**825,520**
資產負債表				
分類資產	**5,535,001**	**5,433,954**	**–**	**10,968,955**
分類負債	**1,125,412**	**2,178,325**	**–**	**3,303,737**
未分配公司負債				**3,069,283**
綜合負債總額				**6,373,020**
其他資料				
資本支出	**119,685**	**675,527**	**–**	**795,212**
折舊支出	**15,609**	**63,378**	**–**	**78,987**
遞延船舶租賃攤銷	**–**	**172,640**	**–**	**172,640**
優先票據發行支出攤銷	**–**	**10,052**	**–**	**10,052**
於聯營公司之權益	**929**	**11,700**	**–**	**12,629**

二零零七年 按產品分類	冷凍魚類 供應鏈管理 *千港元*	捕撈 *千港元*	其他 *千港元*	綜合 *千港元*
對外銷售	3,496,749	1,789,342	6,905	5,292,996
分類業績	351,154	598,854	(5,627)	944,381
其他收入				16
行政支出				(139,714)
投資物業重估虧損				(7,650)
攤薄附屬公司權益之收益				385,063
財務支出				(228,301)
				953,795
所佔聯營公司業績	861	–	–	861
除税前溢利				954,656
税項				(8,556)
年內溢利				946,100
資產負債表				
分類資產	2,728,050	4,349,667	1,425	7,079,142
分類負債	368,436	283,728	307	652,471
未分配公司負債				3,645,595
綜合負債總額				4,298,066
其他資料				
資本支出	4,889	1,539,089	7	1,543,985
折舊支出	12,564	37,020	6,222	55,806
遞延船舶租賃攤銷	–	123,890	–	123,890
優先票據發行支出攤銷	–	2,424	–	2,424
於聯營公司之權益	921	–	–	921

地區分類	營業額		分類資產之賬面值		添置物業、廠房及設備、投資物業、捕撈許可證及遞延船舶租賃	
	二零零八年	二零零七年	二零零八年	二零零七年	二零零八年	二零零七年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
香港及中國其他地區	**5,161,654**	4,026,195	**5,782,565**	4,217,487	**–**	7
北美洲	**105,815**	93,150	**–**	–	**–**	–
南美洲	**45,245**	22,626	**3,598,355**	1,644,096	**637,956**	119,489
歐洲	**533,659**	259,540	**1,446,524**	952,183	**119,685**	1,424,489
東亞	**1,117,393**	768,967	**2,007**	223,063	**–**	–
其他	**41,233**	122,518	**139,504**	42,313	**37,571**	–
	7,004,999	5,292,996	**10,968,955**	7,079,142	**795,212**	1,543,985

14. 於回顧表現時，導致按業務或地區分類劃分之營業額及盈利貢獻出現任何重大變動之因素。

有關按業務或地區分類劃分之表現回顧詳情，請參閱第8項。

15. 銷售額分析：

	本集團		
	二零零八年	二零零七年	**變動**
	千港元	*千港元*	
所呈報上半年銷售額	**3,725,186**	2,252,052	+65.4%
上半年經營溢利	**181,950**	128,618	+41.5%
所呈報下半年銷售額	**3,279,813**	3,040,944	+7.9%
下半年經營溢利	**299,007**	255,660	+17.0%

16. 發行人最近全年及上一個全年年度股息總額(以元計)之分析。

年度股息總額(規定詳情請參閱附錄7.2第16段)

	最近全年	**上一個全年**
	千港元	*千港元*
普通股	160,319	81,320
優先股	–	–
總計	160,319	81,320

17. 有利益關係人士交易：

有利益關係人士名稱	回顧財政年度內所有有利益關係人士交易總值(不包括低於100,000新加坡元之交易及根據第920條按股東授權進行之交易)截至下列日期止年度		所有根據第920條按股東授權進行之有利益關係人士交易總值(不包括低於100,000新加坡元之交易)截至下列日期止年度	
	二零零八年三月三十一日	二零零七年三月三十一日	二零零八年三月三十一日	二零零七年三月三十一日
	千港元	*千港元*	*千港元*	*千港元*
太平洋恩利國際控股有限公司及其附屬公司				
行政支出	**–**	–	**18,033**	19,467
利息支出	**291**	247	**–**	–

承董事會命
公司秘書
Wan Tiew Leng, Lynn

二零零八年五月三十日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2008 OF CHINA FISHERY GROUP LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of China Fishery Group Limited ("CFGL"), the Company's 41% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "CFGL Group") for the first quarter ended 31 March 2008.

This announcement is a reproduction of the announcement made by CFGL pursuant to the Listing Manual of Singapore Exchange Securities Trading Limited on 14 May 2008. Hereinbelow is the unaudited results of CFGL and CFGL Group for the first quarter ended 31 March 2008 issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

14 May 2008

Below is the content of the announcement of CFGL released in Singapore on 14 May 2008.

Note: **The expressions "Company" and "Group" mean China Fishery Group Limited and China Fishery Group Limited and its subsidiaries respectively.**

CHINA FISHERY GROUP LIMITED

FIRST QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT FOR THE PERIOD ENDED 31 MARCH 2008

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

Group Income Statement for the First Quarter ended 31 March 2008

	Group		
	Three months ended		**Increase/**
	31.03.2008	31.03.2007	**(decrease)**
	US$'000	*US$'000*	*%*
Revenue	**119,334**	121,822	(2.0)
Cost of sales	**(5,990)**	(10,389)	(42.3)
Charter hire expenses	**(22,608)**	(20,447)	10.6
Vessel operating costs	**(37,522)**	(48,631)	(22.8)
Gross profit	**53,214**	42,355	25.6
Other operating income	**1,473**	942	56.4
Selling expenses	**(2,555)**	(1,759)	45.3
Administrative expenses	**(4,266)**	(3,874)	10.1
Finance costs	**(6,564)**	(6,175)	6.3
Profit before tax	**41,302**	31,489	31.2
Income tax expense	**(906)**	(1,025)	(11.6)
Profit for the period	**40,396**	30,464	32.6

	Group		
	Three months ended		**Increase/**
	31.03.2008	31.03.2007	**(decrease)**
	US$'000	*US$'000*	*%*
Other operating income including interest income	**1,473**	942	56.4
Interest on borrowings	**(6,245)**	(5,856)	6.6
Amortisation of senior notes issuing expenses	**(319)**	(319)	0.0
Amortisation of deferred charter hire	**(5,534)**	(5,533)	0.0
Depreciation expense	**(2,581)**	(2,593)	(0.5)
Fixed charter hire	**(6,552)**	(6,480)	1.1
Foreign exchange gain (loss)	**675**	(53)	1,373.6

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group		Company	
	31.03.2008	31.12.2007	**31.03.2008**	31.12.2007
	US$'000	*US$'000*	***US$'000***	*US$'000*
ASSETS				
Current assets:				
Cash and bank balances	**23,378**	20,359	**53**	86
Trade receivables	**41,390**	8,868	**–**	–
Other receivables and prepayments	**28,125**	27,778	**13**	–
Deferred expenses (Note A)	**25,091**	16,549	**–**	–
Inventories	**24,130**	23,423	**–**	–
Current portion of deferred charter hire (Note B)	**22,133**	22,133	**–**	–
Total current assets	**164,247**	119,110	**66**	86
Non-current assets:				
Deferred charter hire (Note B)	**213,200**	218,734	**–**	–
Property, plant and equipment	**179,881**	176,839	**–**	–
Goodwill	**75,586**	71,544	**–**	–
Other intangible assets	**60,248**	60,248	**–**	–
Associate	**1,500**	1,500	**–**	–
Subsidiaries	**–**	–	**152,521**	150,298
Total non-current assets	**530,415**	528,865	**152,521**	150,298
Total assets	**694,662**	647,975	**152,587**	150,384
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	**15,792**	46,021	**–**	–
Other payables and accrued expenses	**28,418**	19,793	**609**	269
Income tax payable	**5,670**	582	**–**	–
Financial guarantee contract	**–**	–	**525**	525
Current portion of finance leases	**2,599**	2,665	**–**	–
Bank overdrafts and current portion of bank loans	**70,378**	44,820	**–**	–
Total current liabilities	**122,857**	113,881	**1,134**	794
Non-current liabilities:				
Financial guarantee contract	**–**	–	**2,494**	2,625
Finance leases	**5,718**	6,419	**–**	–
Bank loans	**21,652**	22,500	**–**	–
Senior notes	**217,642**	217,323	**–**	–
Statutory employees' profit share	**7,102**	6,390	**–**	–
Deferred tax liabilities	**25,882**	28,937	**–**	–
Total non-current liabilities	**277,996**	281,569	**2,494**	2,625
Capital and reserve:				
Share capital	**39,104**	39,104	**39,104**	39,104
Reserves	**254,705**	213,421	**109,855**	107,861
Total equity	**293,809**	252,525	**148,959**	146,965
Total liabilities and equity	**694,662**	647,975	**152,587**	150,384

Note A

Deferred expenses

	Group	
	31.03.2008	31.12.2007
	US$'000	*US$'000*
1st VOA[1]	**7,390**	6,781
2nd VOA	**5,897**	3,086
3rd VOA	**4,120**	1,587
4th VOA	**7,684**	5,095
	25,091	16,549

Note B

Deferred charter hire

	Group	
	31.03.2008	31.12.2007
	US$'000	*US$'000*
Current portion		
1st VOA	**5,600**	5,600
2nd VOA	**8,200**	8,200
3rd VOA	**8,333**	8,333
	22,133	22,133
Non-current portion		
1st VOA	**26,600**	28,000
2nd VOA	**55,350**	57,400
3rd VOA	**131,250**	133,334
	213,200	218,734

Footnote:

(1) VOA stands for Vessel Operating Agreement

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31.03.2008		As at 31.12.2007	
Secured	**Unsecured**	Secured	Unsecured
US$'000	***US$'000***	*US$'000*	*US$'000*
14,779	**58,198**	24,283	23,202

Amount repayable after one year

As at 31.03.2008		As at 31.12.2007	
Secured	**Unsecured**	Secured	Unsecured
US$'000	***US$'000***	*US$'000*	*US$'000*
5,718	**239,294**	6,419	239,823

Details of any collateral

Certain of the Group's office premises, fishmeal processing plants, fishing vessels and vehicles in Peru are held under finance leases with net carrying value of approximately US$16.7 million (31.12.2007: US$30.3 million). The inventory loans are pledged by its fishmeal inventories in Peru with net carrying values of approximately US$7.6 million (31.12.2007: US$19.3 million).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	
	Three months ended	
	31.03.2008	31.03.2007
	US$'000	*US$'000*
Operating activities		
Profit before income tax	**41,302**	31,489
Adjustments for:		
Amortisation of deferred charter hire	**5,534**	5,533
Amortisation of senior notes issuing expenses	**319**	319
Depreciation expense	**2,581**	2,593
Interest expense	**6,245**	5,856
Interest income	**(1)**	(114)
Operating cash flows before movements in working capital	**55,980**	45,676
Trade receivables	**(32,522)**	(19,853)
Other receivables and prepayments	**(4,389)**	30,105
Deferred expenses	**(8,542)**	(1,538)
Inventories	**(707)**	291
Trade payables	**(30,229)**	399
Other payables and accrued expenses	**2,742**	(11,542)
Statutory employees' profit share	**2,281**	1,420
Cash (used in) generated from operations	**(15,386)**	44,958
Interest paid	**(372)**	(653)
Income tax paid	**(432)**	–
Net cash (used in) from operating activities	**(16,190)**	44,305
Investing activities		
Purchase of property, plant and equipment	**(4,735)**	(4,944)
Acquisition of subsidiaries	**–**	(2,204)
Prepayment of charter hire	**–**	(150,000)
Interest received	**1**	114
Net cash used in investing activities	**(4,734)**	(157,034)
Financing activities		
Net proceeds from issuing shares	**–**	72,940
Proceeds from bank loans, net of repayments	**26,818**	1,973
Net obligations under finance leases (repaid) raised	**(767)**	2,253
Net cash from financing activities	**26,051**	77,166
Net increase (decrease) in cash and cash equivalents	**5,127**	(35,563)
Cash and cash equivalents at beginning of the period	**18,227**	57,238
Cash and cash equivalents at end of the period	**23,354**	21,675

	Group Three months ended 31.03.2008 US$'000	31.03.2007 US$'000
Cash and cash equivalents consists of:		
Cash at bank	**23,113**	21,297
Cash on hand	**265**	397
Bank overdrafts	**(24)**	(19)
	23,354	21,675

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital *US$'000*	Share premium *US$'000*	Revaluation reserve *US$'000*	Merger reserve *US$'000*	Retained earnings *US$'000*	Total *US$'000*
Group						
Balance at 1 January 2007	36,204	35,233	58	(30,503)	71,926	112,918
Shares issued at premium	2,900	70,040	–	–	–	72,940
Profit for the period	–	–	–	–	30,464	30,464
Balance as at 31 March 2007	39,104	105,273	58	(30,503)	102,390	216,322
Balance at 1 January 2008	39,104	105,235	1,192	(30,503)	137,497	252,525
Gain on revaluation of properties	–	–	888	–	–	888
Profit for the period	–	–	–	–	40,396	40,396
Balance as at 31 March 2008	39,104	105,235	2,080	(30,503)	177,893	293,809
Company						
Balance at 1 January 2007	36,204	35,233	–	–	7,459	78,896
Shares issued at premium	2,900	70,040	–	–	–	72,940
Profit for the period	–	–	–	–	1,898	1,898
Balance at 31 March 2007	39,104	105,273	–	–	9,357	153,734
Balance at 1 January 2008	39,104	105,235	–	–	2,626	146,965
Profit for the period	–	–	–	–	1,994	1,994
Balance at 31 March 2008	39,104	105,235	–	–	4,620	148,959

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding shares of the issuer, as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.

The Company did not issue any shares during 1QFY2008. (On 24 January 2007, the Company issued 29,000,000 new placement shares of par value of US$0.10 each at S$3.98 (US$2.58) per share for cash.)

The Company did not make any purchases of its shares during 1QFY2008 (1QFY2007: Nil).

The Company did not have any outstanding convertibles and treasury shares as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.

1(d)(iii) To show the number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

The total number of issued shares excluding treasury shares as at the end of the current financial period: 782,080,000 shares (31.12.2007: 782,080,000 shares).

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed by the Company's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and method of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

None

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group	
	Three months ended	
	31.03.2008	31.03.2007
Earnings per ordinary share		
(i) Based on weighted average number of ordinary shares in issue; and	**US 5.17 cents**	US 3.97 cents
(ii) On a fully diluted basis	**N/A**	N/A
The calculation of the basic earnings per share is based on the following data:		
Earnings	**US$40,396,000**	US$30,464,000
Weighted average number of ordinary shares used in calculation of basic earnings per share (Note)	**782,080,000**	767,257,778

Note:

The weighted average number of ordinary shares used in calculation of basic earnings per share in first quarter ended 31 March 2007 have been adjusted by incorporating the effects of share subdivision during the period. Diluted earnings per share are not applicable as there are no convertibles on the Company's shares.

7. **Net asset value (for the issuer and the group) per ordinary share based on the total number of issued shares excluding treasury shares of the issuer at the end of the:**

   (a) **Current financial period reported on; and**

   (b) **Immediately preceding financial year.**

	Group		Company	
	31.03.2008	31.12.2007	**31.03.2008**	31.12.2007
Net asset value per ordinary share based on existing issued share capital as at the end of period reported on	**US$0.38**	US$0.32	**US$0.19**	US$0.19

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:**

   (a) **any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

   (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

Revenue & Profits

For the first financial quarter ended 31 March 2008 ("1QFY2008"), the Group recorded US$40.4 million in net profit, representing a 32.6% growth from US$30.5 million achieved a year ago. This profit was achieved on the back of US$119.3 million in revenue, compared to US$121.8 million last year.

By operations, trawling accounted for 81.7% of 1QFY2008 total revenue, while fishmeal processing accounted for the balance 18.3%. This compares with 65.7% from trawling and 34.3% from fishmeal processing the same period a year ago. This change in revenue mix arose as organic growth in the trawling operations was offset mainly by a lower year-on-year average selling price of Peruvian fishmeal between 1QFY2008 and 1QFY2007. Nevertheless, Peruvian fishmeal prices have since recovered from their lowest levels in late-2007.

The organic growth experienced by the trawling operations were reflected in:

i. increased catch volume; and

ii. increased product prices.

On improving operating cost efficiencies despite the rise in fuel costs, and greater contribution from trawling operations, 1QFY2008 gross profit increased 25.6% to US$53.2 million from US$42.4 million a year ago. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased 22.3% to US$56.0 million from US$45.8 million. Net profit after tax grew 32.6% to US$40.4 million from US$30.5 million a year ago.

By geographical markets, the People's Republic of China (the "PRC") remained the Group's largest market. Sales of fish and fishmeal to PRC accounted for 57.9% of 1QFY2008 revenue; sales of premium fish products to Japan and Korea accounted for 28.2%.

Balance Sheet

<u>Assets</u>

As at 31 March 2008, the Group's total assets increased by 7.2% to US$694.7 million from US$648.0 million as at 31 December 2007. These comprise US$530.4 million in non-current assets and US$164.3 million in current assets versus US$528.9 million and US$119.1 million respectively as at 31 December 2007.

Current assets increased to US$164.3 million as at 31 March 2008 from US$119.1 million as at 31 December 2007, mainly on larger trade receivables. Deferred expenses also increased significantly as compared to end-FY2007, as the Group made an outlay of expenses related to the start of the fiscal year in Peru.

Liabilities

As at 31 March 2008, the Group's total liabilities stood at US$400.9 million, remaining relatively similar to US$395.5 million recorded as at 31 December 2007. These liabilities comprised US$278.0 million in non-current liabilities and US$122.9 million in current liabilities, which compare with US$281.6 million and US$113.9 million in non-current and current liabilities respectively as at 31 December 2007. In 1QFY2008, the Group increased its short-term bank borrowings to finance higher working capital needs at the peak fishing season in its trawling operations.

The Group had a debt-to-total assets ratio of 45.8% as at 31 March 2008, as compared to 45.3% as at 31 December 2007. There was also an improvement in net debt-to-equity ratio from 108.3% to 100.3% on higher retained earnings between the comparative periods.

The Group maintained US$41.4 million in net working capital and US$23.4 million in cash and bank balances as at the end of the reporting period.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The 1QFY2008 results announcement is in line with the prospect statement disclosed to shareholders in the FY2007 results announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Global Demand Outlook

As demand for all food products increases globally, the outlook for the global demand of fish is similarly positive. Demand for fishmeal is also expected to increase, driven by needs to increase animal protein production.

Growth Strategy

The Management will continue to implement the key strategy of securing more long-term access to regulated fishery resources against a global backdrop of limited supply and increasing demand. This is expected to be achieved through expanding its fishing fleet or by exploring access to relatively unexplored fishing grounds, such as those in the South Pacific Ocean. On top of these, the Management will continue to place emphasis on efficiency enhancement, so as to maximise profits from the Group's current operations.

Growth Drivers for FY2008

(I) Increased Catch Volume in FY2008

The Group's trawling operations are expected to deliver a higher volume of fish catch in its current fishing grounds, as well as a new fishing ground in the South Pacific Ocean. The Group will deploy 3 upgraded supertrawlers in the second half of 2008 to the South Pacific Ocean for this purpose.

(II) Increasing Efficiencies of Peruvian Operations

The Group acquired an additional fishmeal plant in Central-South Peru in April 2008, bringing its total number of fishmeal plants in Peru to 8, and improving the geographical dispersion of its plants along the Peruvian coast. The total processing capacity owned by the Group now totals 655 tons/hr, which represents 7.4% of the total processing capacity available in Peru.

While adopting a prudent stance, the Group will continue to maintain a lookout for appropriate acquisition targets at a justified cost of investment.

Barring unforeseen circumstances, the Group remains confident of achieving profitability in FY2008.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividend has been declared for the first quarter ended 31 March 2008.

13. Interested Person Transactions:–

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders mandate pursuant to Rule 920 of the Listing Manual of the SGX-ST)		Aggregate value of all interested person transactions conducted under shareholder's mandate pursuant to Rule 920 of the Listing Manual of the SGX-ST (excluding transactions less than S$100,000)	
	3 months ended 31.03.2008 ***US$'000***	3 months ended 31.03.2007 *US$'000*	**3 months ended 31.03.2008** ***US$'000***	3 months ended 31.03.2007 *US$'000*
Pacific Andes (Holdings) Limited and its subsidiaries (i) Sale of catches (ii) Purchase of bunker and other vessel supplies	**Nil**	Nil	**Nil**	Nil

14. Confirmation by Directors pursuant to Rule 705(4) of the Listing Manual of the SGX-ST

On behalf of the Board, we confirm that, to the best of our knowledge, nothing has come to the attention of the Board of China Fishery Group Limited, which may render the financial statements in respect of the 1QFY2008 to be false or misleading in any material aspect.

For and on behalf of the Board of China Fishery Group Limited

(signed)
Ng Joo Siang
Executive Director

(signed)
Chan Tak Hei
Finance Director

BY ORDER OF THE BOARD

Yvonne Choo
Company Secretary
14 May 2008

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1174)

海外監管公告

中漁集團有限公司
截至二零零八年三月三十一日止第一季度
之未經審核業績公告

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事」)欣然公布本公司擁有41%權益之附屬公司中漁集團有限公司(「中漁」,其股份於新加坡證券交易所有限公司上市)及其附屬公司(「中漁集團」)截至二零零八年三月三十一日止第一季度之未經審核綜合業績。

本公告乃轉載自中漁於二零零八年五月十四日遵照新加坡證券交易所有限公司之證券上市手冊編製之公告。以下為根據香港聯合交易所有限公司證券上市規則第13.09條而刊發之中漁及中漁集團截至二零零八年三月三十一日止第一季度之未經審核業績。

董事

於本公告日期,本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士;本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

二零零八年五月十四日

以下為中漁於二零零八年五月十四日在新加坡刊發之公告內容。

附註：「本公司」及「本集團」分別指中漁集團有限公司以及中漁集團有限公司及其附屬公司。

中漁集團有限公司

截至二零零八年三月三十一日止期間之第一季度財務報表及股息公告

第一部分－季度(第一季度、第二季度及第三季度)、半年度及全年度業績公告之規定資料

1(a) 本集團收益表連同上一個財政年度同期之比較報表。

截至二零零八年三月三十一日止第一季度之本集團收益表

	本集團 截至下列日期止三個月 二零零八年 三月 三十一日 *千美元*	二零零七年 三月 三十一日 *千美元*	增加／ (減少) *%*
營業額	**119,334**	121,822	(2.0)
銷售成本	**(5,990)**	(10,389)	(42.3)
船舶租賃支出	**(22,608)**	(20,447)	10.6
船舶經營支出	**(37,522)**	(48,631)	(22.8)
毛利	**53,214**	42,355	25.6
其他經營收入	**1,473**	942	56.4
銷售支出	**(2,555)**	(1,759)	45.3
行政支出	**(4,266)**	(3,874)	10.1
財務支出	**(6,564)**	(6,175)	6.3
除税前溢利	**41,302**	31,489	31.2
所得税開支	**(906)**	(1,025)	(11.6)
期內溢利	**40,396**	30,464	32.6

	本集團 截至下列日期止三個月 二零零八年 三月 三十一日 *千美元*	二零零七年 三月 三十一日 *千美元*	增加／ (減少) *%*
包括利息收入之其他經營收入	**1,473**	942	56.4
借貸利息	**(6,245)**	(5,856)	6.6
優先票據發行開支攤銷	**(319)**	(319)	0.0
遞延船舶租賃攤銷	**(5,534)**	(5,533)	0.0
折舊支出	**(2,581)**	(2,593)	(0.5)
定額船舶租賃支出	**(6,552)**	(6,480)	1.1
外匯兑換收益(虧損)	**675**	(53)	1,373.6

1(b)(i)發行人及本集團之資產負債表連同上一個財政年度年結時之比較報表。

	本集團		本公司	
	二零零八年三月三十一日	二零零七年十二月三十一日	二零零八年三月三十一日	二零零七年十二月三十一日
	千美元	千美元	千美元	千美元
資產				
流動資產：				
現金及銀行結餘	**23,378**	20,359	**53**	86
貿易應收款項	**41,390**	8,868	**–**	–
其他應收款項及預付款項	**28,125**	27,778	**13**	–
遞延開支(附註A)	**25,091**	16,549	**–**	–
存貨	**24,130**	23,423	**–**	–
遞延船舶租賃即期部分(附註B)	**22,133**	22,133	**–**	–
流動資產總值	**164,247**	119,110	**66**	86
非流動資產：				
遞延船舶租賃(附註B)	**213,200**	218,734	**–**	–
物業、廠房及設備	**179,881**	176,839	**–**	–
商譽	**75,586**	71,544	**–**	–
其他無形資產	**60,248**	60,248	**–**	–
聯營公司	**1,500**	1,500	**–**	–
附屬公司	**–**	–	**152,521**	150,298
非流動資產總值	**530,415**	528,865	**152,521**	150,298
資產總值	**694,662**	647,975	**152,587**	150,384
負債及權益				
流動負債：				
貿易應付款項	**15,792**	46,021	**–**	–
其他應付款項及應計開支	**28,418**	19,793	**609**	269
應付所得税	**5,670**	582	**–**	–
融資擔保合約	**–**	–	**525**	525
融資租約即期部分	**2,599**	2,665	**–**	–
銀行透支及銀行貸款即期部分	**70,378**	44,820	**–**	–
流動負債總額	**122,857**	113,881	**1,134**	794
非流動負債：				
融資擔保合約	**–**	–	**2,494**	2,625
融資租約	**5,718**	6,419	**–**	–
銀行貸款	**21,652**	22,500	**–**	–
優先票據	**217,642**	217,323	**–**	–
法定僱員溢利攤分	**7,102**	6,390	**–**	–
遞延税項負債	**25,882**	28,937	**–**	–
非流動負債總額	**277,996**	281,569	**2,494**	2,625
資本及儲備：				
股本	**39,104**	39,104	**39,104**	39,104
儲備	**254,705**	213,421	**109,855**	107,861
資金總額	**293,809**	252,525	**148,959**	146,965
負債及資金總額	**694,662**	647,975	**152,587**	150,384

附註A

遞延開支

	本集團	
	二零零八年三月三十一日	二零零七年十二月三十一日
	千美元	*千美元*
第一份船舶經營協議	**7,390**	6,781
第二份船舶經營協議	**5,897**	3,086
第三份船舶經營協議	**4,120**	1,587
第四份船舶經營協議	**7,684**	5,095
	25,091	16,549

附註B

遞延船舶租賃

	本集團	
	二零零八年三月三十一日	二零零七年十二月三十一日
	千美元	*千美元*
即期部分		
第一份船舶經營協議	**5,600**	5,600
第二份船舶經營協議	**8,200**	8,200
第三份船舶經營協議	**8,333**	8,333
	22,133	22,133
非即期部分		
第一份船舶經營協議	**26,600**	28,000
第二份船舶經營協議	**55,350**	57,400
第三份船舶經營協議	**131,250**	133,334
	213,200	218,734

1(b)(ii) 本集團借貸及債務證券總額。

於一年或以內到期或按要求償還之金額

於二零零八年三月三十一日		於二零零七年十二月三十一日	
有抵押	無抵押	有抵押	無抵押
千美元	*千美元*	*千美元*	*千美元*
14,779	**58,198**	24,283	23,202

於一年後到期之金額

於二零零八年三月三十一日		於二零零七年十二月三十一日	
有抵押	無抵押	有抵押	無抵押
千美元	*千美元*	*千美元*	*千美元*
5,718	**239,294**	6,419	239,823

抵押品詳情

本集團位於秘魯賬面淨值約為16,700,000美元(二零零七年十二月三十一日:30,300,000美元)之若干辦公室物業、魚粉加工廠房、船舶及車輛乃按融資租約持有。存貨貸款以賬面淨值約7,600,000美元(二零零七年十二月三十一日:19,300,000美元)存於秘魯之魚粉存貨作抵押。

1(c) 本集團現金流量表連同上一個財政年度同期之比較報表。

	本集團 截至下列日期止三個月 二零零八年三月三十一日 千美元	二零零七年三月三十一日 千美元
經營業務		
除所得税前溢利	**41,302**	31,489
調整項目：		
遞延船舶租賃攤銷	**5,534**	5,533
優先票據發行支出攤銷	**319**	319
折舊支出	**2,581**	2,593
利息支出	**6,245**	5,856
利息收入	**(1)**	(114)
營運資金調動前之經營現金流量	**55,980**	45,676
貿易應收款項	**(32,522)**	(19,853)
其他應收款項及預付款項	**(4,389)**	30,105
遞延支出	**(8,542)**	(1,538)
存貨	**(707)**	291
貿易應付款項	**(30,229)**	399
其他應付款項及應計開支	**2,742**	(11,542)
法定僱員溢利攤分	**2,281**	1,420
經營業務(耗用)產生之現金	**(15,386)**	44,958
已付利息	**(372)**	(653)
已付所得税	**(432)**	—
經營業務(耗用)產生之現金淨額	**(16,190)**	44,305
投資業務		
購置物業、機器及設備	**(4,735)**	(4,944)
收購附屬公司	**—**	(2,204)
船舶租賃預付款項	**—**	(150,000)
利息收入	**1**	114
投資業務耗用之現金淨額	**(4,734)**	(157,034)
融資業務		
發行股份所得款項淨額	**—**	72,940
銀行貸款所得款項，扣除還款淨額	**26,818**	1,973
(償還)新造融資租賃承擔淨額	**(767)**	2,253
融資業務產生之現金淨額	**26,051**	77,166
現金及現金等值項目增加(減少)淨額	**5,127**	(35,563)
期初之現金及現金等值項目	**18,227**	57,238
期終之現金及現金等值項目	**23,354**	21,675

	本集團 截至下列日期止三個月 二零零八年三月三十一日 千美元	二零零七年三月三十一日 千美元
現金及現金等值項目包括：		
銀行現金	**23,113**	21,297
手頭現金	**265**	397
銀行透支	**(24)**	(19)
	23,354	21,675

1(d)(i)反映發行人及本集團(i)全部權益變動或(ii)資本化發行及向股東作出分派以外權益變動之報表，連同上一個財政年度同期之比較報表。

	股本 千美元	股份溢價 千美元	重估儲備 千美元	合併儲備 千美元	保留盈利 千美元	總計 千美元
本集團						
於二零零七年一月一日結餘	36,204	35,233	58	(30,503)	71,926	112,918
以溢價發行股份	2,900	70,040	–	–	–	72,940
期內溢利	–	–	–	–	30,464	30,464
於二零零七年三月三十一日結餘	39,104	105,273	58	(30,503)	102,390	216,322
於二零零八年一月一日結餘	39,104	105,235	1,192	(30,503)	137,497	252,525
重估物業升值	–	–	888	–	–	888
期內溢利	–	–	–	–	40,396	40,396
於二零零八年三月三十一日結餘	39,104	105,235	2,080	(30,503)	177,893	293,809
本公司						
於二零零七年一月一日結餘	36,204	35,233	–	–	7,459	78,896
以溢價發行股份	2,900	70,040	–	–	–	72,940
期內溢利	–	–	–	–	1,898	1,898
於二零零七年三月三十一日結餘	39,104	105,273	–	–	9,357	153,734
於二零零八年一月一日結餘	39,104	105,235	–	–	2,626	146,965
期內溢利	–	–	–	–	1,994	1,994
於二零零八年三月三十一日結餘	39,104	105,235	–	–	4,620	148,959

1(d)(ii) 自上一個報告期間結束以來，由供股、紅股發行、股份購回、行使購股權或認股權證、兌換其他股本證券發行、發行股份以換取現金或作為收購代價或基於任何其他理由產生之任何本公司股本變動詳情。同時呈列於本報告財政期間結束時及上一個財政年度同期結束時兌換全部未行使可換股工具時可發行之股份數目，以及已發行股份總數(不包括發行人之股份)中持作庫存股份之股份數目。

本公司於二零零八財政年度第一季度內並無發行任何股份。(於二零零七年一月二十四日，本公司已按每股3.98新加坡元(2.58美元)之價格發行29,000,000股每股面值0.10美元之新配售股份，以換取現金。)

於二零零八財政年度第一季度內，本公司並無購回本身任何股份(二零零七財政年度第一季度：無)。

於本報告財政期間結束時及上一個財政年度同期結束時，本公司並無擁有任何未行使可換股工具及庫存股份。

1(d)(iii) 呈列於本財政期間結束時及上一個年度結束時之已發行股份總數(不包括庫存股份)。

於本財政期間結束時之已發行股份總數(不包括庫存股份)：782,080,000股股份(二零零七年十二月三十一日：782,080,000股股份)。

1(d)(iv) 呈列於本報告財政期間結束時已銷售、轉讓、出售、註銷及／或使用之全部庫存股份列表。

不適用。

2. 有關數據是否經審核或審閱，並按哪些核數準則或慣例審核或審閱。

有關數據未經本公司核數師審核或審閱。

3. 如數據已經審核或審閱，則提供核數師報告(包括任何保留意見或重點事項)。

不適用。

4. 是否採用與發行人最近期經審核年度財務報表相同之會計政策及計算方法。

所採納會計政策及計算方法與截至二零零七年十二月三十一日止年度之經審核財務報表所應用者貫徹一致。

5. **倘會計政策及計算方法出現任何變動(包括會計準則所規定者)，請註明所出現變動、變動原因及影響。**

無

6. **本集團於本報告期間及上一個財政年度同期之每股普通股盈利(已扣除任何優先股股息撥備)。**

	本集團 截至下列日期止三個月	
	二零零八年 三月三十一日	二零零七年 三月三十一日
每股普通股盈利		
(i) 根據已發行普通股加權平均數計算；及	**5.17美仙**	3.97美仙
(ii) 按全面攤薄基準計算	**不適用**	不適用
每股基本盈利乃根據下列數據計算：		
盈利	**40,396,000美元**	30,464,000美元
用於計算每股基本盈利之普通股加權平均數(附註)	**782,080,000**	767,257,778

附註：

用以計算截至二零零七年三月三十一日止第一季度每股基本盈利之普通股加權平均數已透過計入期內進行股份拆細之影響作出調整。由於並無可轉換為本公司股份之工具，因此每股攤薄盈利屬不適用。

7. **按發行人於下列期間結束時已發行股份總數(不包括發行人之庫存股份)計算，發行人及本集團每股普通股資產淨值：**

(a) 本報告財政期間；及

(b) 上一個財政年度。

	本集團		本公司	
	二零零八年 三月 三十一日	二零零七年 十二月 三十一日	二零零八年 三月 三十一日	二零零七年 十二月 三十一日
按報告期間結束時現有已發行股本計算之每股普通股資產淨值	**0.38美元**	0.32美元	**0.19美元**	0.19美元

8. **本集團之表現回顧，須涵蓋足以合理了解本集團業務所需資料。回顧必須論述下列項目：**

(a) 影響本集團於本報告財政期間之營業額、成本及盈利之任何重大因素，包括(如適用)季節性或週期性因素；及

(b) 影響本集團於本報告財政期間之現金流量、營運資金、資產或負債之任何重大因素。

營業額及溢利

截至二零零八年三月三十一日止第一財政季度(「二零零八財政年度第一季度」)，本集團錄得純利40,400,000美元，較去年錄得之30,500,000美元增加32.6%。有關溢利來自營業額119,300,000美元，而去年之營業額則為121,800,000美元。

按業務劃分，拖網業務佔二零零八財政年度第一季度總營業額81.7%，而魚粉加工業務則佔餘下18.3%，而去年同期拖網業務及魚粉加工業務則分別佔總營業額65.7%及34.3%。營業額來源比例出現上述改變，主要由於二零零八財政年度第一季度之秘魯魚粉平均售價低於二零零七財政年度第一季度，足以抵銷拖網業務之自然增長。然而，秘魯魚粉價格已自二零零七年底之最低位回升。

拖網業務之自然增長可從下列事項反映：

i. 漁獲增加；及

ii. 產品價格上升。

儘管燃料成本上漲，但由於經營成本效益持續改善，加上來自拖網業務之貢獻增加，二零零八財政年度第一季度之毛利由去年之42,400,000美元增加25.6%至53,200,000美元。除利息、稅項、折舊及攤銷前盈利(EBITDA)則由45,800,000美元增加22.3%至56,000,000美元。除稅後純利由去年之30,500,000美元增加32.6%至40,400,000美元。

按地區市場分析，中華人民共和國(「中國」)仍為本集團最大市場，向中國作出之魚類及魚粉銷售佔二零零八財政年度第一季度營業額之57.9%；向日本及韓國作出之高檔魚產品銷售則佔28.2%。

資產負債表

資產

於二零零八年三月三十一日，本集團資產總值由二零零七年十二月三十一日之648,000,000美元增加7.2%至694,700,000美元，包括非流動資產530,400,000美元及流動資產164,300,000美元，而於二零零七年十二月三十一日則分別為528,900,000美元及119,100,000美元。

流動資產由二零零七年十二月三十一日之119,100,000美元增至二零零八年三月三十一日之164,300,000美元，主要由於貿易應收款項增加所致。由於本集團開始支銷秘魯業務於財政年度初之開支，故遞延支出亦較二零零七財政年度年底大幅增加。

負債

於二零零八年三月三十一日，本集團負債總額為400,900,000美元，與二零零七年十二月三十一日之395,500,000美元相若，該等負債包括非流動負債278,000,000美元及流動負債122,900,000美元，而於二零零七年十二月三十一日之非流動負債及流動負債則分別為281,600,000美元及113,900,000美元。於二零零八財政年度第一季度，本集團增加其短期銀行借貸，以應付拖網業務於捕撈旺季時較高之營運資金需求。

於二零零八年三月三十一日，本集團之資產負債比率為45.8%，而於二零零七年十二月三十一日則為45.3%。由於比較期間保留溢利有所增加，淨資本負債比率亦由108.3%改善至100.3%。

於報告期間結算日，本集團維持營運資金淨額41,400,000美元以及現金及銀行結餘23,400,000美元。

9. 倘過往已向股東披露任何預測或前瞻性聲明，請列明該預測或前瞻性聲明與實際業績之差別。

二零零八財政年度第一季度業績公告與於二零零七財政年度業績公告向股東披露之前瞻性聲明一致。

10. 於本公告刊發日期，對本集團所營運行業之重大趨勢及競爭情況及於下一個報告期間及未來十二個月可能對本集團構成影響之任何已知因素或事項之評論。

全球需求前景

由於全球食品需求增加，全球魚類需求前景亦同樣樂觀。受動物蛋白質增產需求帶動，預期魚粉需求亦將增加。

增長策略

在全球供應有限但需求不斷增加之環境下，管理層將繼續實行爭取獲准較長期捕撈受規管魚類資源之主要策略。透過擴充船隊或發掘有待開發之捕撈場，例如位於南太平洋之捕撈場，預期將可實現上述目標。除此之外，管理層將繼續專注提升效率，以自本集團現有業務獲取最大利潤。

二零零八財政年度之增長動力

(I) 二零零八財政年度漁獲增加

預期本集團拖網業務於現有捕撈場及位於南太平洋之新捕撈場所得魚獲將會增加。本集團將於二零零八年下半年調派3艘已升級大型拖網漁船至南太平洋進行有關業務。

(II) 提升秘魯業務效率

本集團於二零零八年四月在秘魯中南部增購1家魚粉加工廠，令本集團在秘魯之魚粉加工廠總數增至8家，並可改善其位於秘魯沿海加工廠之地理分佈情況。本集團目前之魚粉加工產能合計為每小時655噸，相當於秘魯總加工產能之7.4%。

本集團於採取審慎態度之同時，亦會繼續以合理投資成本物色合適收購目標。

在並無不可預見之情況下，本集團有信心於二零零八財政年度繼續錄得盈利。

11. 股息

(a) 本報告財政期間

本報告財政期間有否宣派任何股息? 無

(b) 上一個財政年度同期

上一個財政年度同期有否宣派任何股息? 無

(c) 應付款日期

不適用。

(d) 截止過戶日期

不適用。

12. 倘並無宣派／建議派付股息，則發出有關聲明。

並無就截至二零零八年三月三十一日止第一季度宣派任何股息。

13. 有利益關係人士交易：

有利益關係人士名稱	回顧財政年度內所有有利益關係人士交易總值(不包括低於100,000新加坡元之交易及根據新加坡證交所上市手冊第920條按股東授權進行之交易)		所有根據新加坡證交所上市手冊第920條按股東授權進行之有利益關係人士交易總值(不包括低於100,000新加坡元之交易)	
	截至下列日期止三個月二零零八年三月三十一日	截至下列日期止三個月二零零七年三月三十一日	截至下列日期止三個月二零零八年三月三十一日	截至下列日期止三個月二零零七年三月三十一日
	千美元	*千美元*	*千美元*	*千美元*
太平洋恩利(控股)有限公司及其附屬公司： (i) 銷售魚獲 (ii) 購買燃料庫及其他船舶補給品	無	無	無	無

14. 董事根據新加坡證交所上市手冊第705(4)條所作確認

吾等代表董事會確認，據吾等所深知，中漁集團有限公司董事會並不知悉任何事宜致使二零零八財政年度第一季度之財務報表於任何重大方面為虛假或具誤導成分。

代表中漁集團有限公司董事會

執行董事
(簽署)
黃裕翔

財務董事
(簽署)
陳德熹

承董事會命
公司秘書
Yvonne Choo

二零零八年五月十四日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Pacific Andes International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

DISCLOSEABLE TRANSACTION
ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL IN A PERUVIAN COMPANY BY AN INDIRECT NON-WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

30 April 2008

CONTENTS

Pages

Definitions 1

Letter from the Board 4

Appendix 10

In this circular, the following expressions have the meanings set out below unless the context otherwise requires.

"Acquisition"	means the acquisition of 100% of the issued share capital of Epesca Pisco pursuant to the terms and conditions of the Sale and Purchase Agreement
"Announcement"	means the announcement of the Company dated 14 April 2008 in relation to the Acquisition
"CFGL"	means China Fishery Group Limited, a company incorporated in the Cayman Islands, the shares of which are listed on the SGX-ST, and an indirect non-wholly-owned subsidiary of the Company
"Company" or "PAIH"	means Pacific Andes International Holdings Limited, a company incorporated in Bermuda whose registered office is at Canon's Court, 22 Victoria St., Hamilton HM12, Bermuda and whose shares are listed on the Stock Exchange
"Consideration"	means the consideration payable under the Sale and Purchase Agreement
"Epesca Pisco"	means Epesca Pisco S.A.C., a company incorporated in the Republic of Peru
"Director(s)"	means director(s) of the Company
"Group"	means the Company and its subsidiaries
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Parties"	means Parties independent of and not connected person(s) (as defined in the Listing Rules) of the Company
"Latest Practicable Date"	means 28 April 2008 being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information in this circular
"Listing Rules"	means the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited

"Plant"	means the fishmeal processing plant situates at Carretera Pisco Paracas, Kilometre 15.5, District of Paracas, Province of Pisco, Department of Ica, and is formed by: (i) 4 plots of land with a total area of approximately 80,431.15 m^2, where the fishmeal processing plant and 3 fishmeal depots are built on; and (ii) with the equipment and machinery installed in it with a 110 tonnes per hour raw material processing capacity
"Purchaser"	means CFG Investment S.A.C., a company incorporated in the Republic of Peru, an indirect non-wholly-owned subsidiary of the Company
"Sale and Purchase Agreement"	means the sale and purchase agreement dated 13 April 2008 entered into by the Purchaser and the Seller in relation to the Acquisition
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGX-ST"	means the Singapore Exchange Securities Trading Limited
"Sale Shares"	means the entire issued share capital of the Epesca Pisco
"Seller"	means Tecnológica de Alimentos S.A., the sole shareholder of the Epesca Pisco
"Shares"	means ordinary shares of HK$0.10 each in the share capital of the Company
"Shareholders"	means holders of the Shares
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong
"US$"	means United States dollars, the lawful currency of the United States of America
"Sol"	means Nuevo Sol, the lawful currency of the Republic of Peru

"%" per cent.

For the purpose of this circular, unless otherwise indicated, the translation of US$ into HK$ is made for illustration purpose only, at a rate of US$1.00 = HK$7.80, and the translation of Sol into HK$ is made for illustration purpose only at a rate of Sol 1.00 =HK$2.86.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

Executive Directors:
Madam Teh Hong Eng *(Chairperson)*
Mr. Ng Joo Siang *(Managing Director and Vice-Chairman)*
Mr. Ng Joo Kwee
Mr. Ng Joo Puay, Frank
Ms. Ng Puay Yee

Independent non-executive Directors:
Mr. Lew V Robert
Mr. Kwok Lam Kwong, Larry
Mr. Yeh Man Chun, Kent

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Rooms 3201-3210
Hong Kong Plaza
188 Connaught Road West
Hong Kong

30 April 2008

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL IN A PERUVIAN COMPANY BY AN INDIRECT NON-WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

1. INTRODUCTION

The company announced on 14 April 2008 that the Purchaser entered into the Sale and Purchase Agreement under which the Purchaser agreed to acquire and the Seller agreed to sell the Sale Shares for a consideration of US$19,880,149.94 (approximately HK$155,065,170.00).

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The Company does not aware that any Shareholder has any material interest in the Acquisition. The Company is not required to convene a general meeting to approve the Acquisition. The purpose of this circular is to provide the Shareholders with further information relating to the Acquisition and other information required by the Listing Rules.

2. ACQUISITION

Introduction

On 13 April 2008 (Peruvian time), the Purchaser entered into the Sale and Purchase Agreement for the acquisition of the entire issued share capital in Epesca Pisco from the Seller for a consideration of US$19,880,149.94 (approximately HK$155,065,170.00).

The Sale and Purchase Agreement

Parties:

(i) CFG Investment S.A.C., an indirect non-wholly-owned subsidiary of the Company, as the purchaser; and

(ii) Tecnológica de Alimentos S.A., the sole shareholder of the Epesca Pisco, as the seller.

Assets to be acquired

Pursuant to the Sale and Purchase Agreement, the Seller has agreed to sell and the Purchaser has agreed to acquire the entire issued share capital of the Epesca Pisco.

Epesca Pisco is a corporation duly organized and existing under the laws and regulations of the Republic of Peru. Epesca Pisco owns, among others, a fishmeal processing plant ("Plant") and 3 fishmeal depots which are built on four (4) plots of land with the total area of approximately 80,431.15 m^2 in Pisco, Peru. The Plant is fully equipped with production equipment and machinery with approximately 110 tonnes per hour of raw material processing capacity.

Consideration

The Consideration for the Acquisition is US$19,880,149.94 (approximately HK$155,065,170.00) which was arrived at pursuant to negotiations between the parties on willing buyer willing seller and arm's length basis. The Seller shall assume all actual and contingent liabilities of Epesca Pisco that incurred before the Completion. Payment of the Consideration is to be made as follows:

(i) US$2,880,149.94 (approximately HK$22,465,170.00) paid on signing of the Sale and Purchase Agreement; and

(ii) the balance of US$17,000,000.00 (approximately HK$132,600,000.00) to be paid in seven (7) quarterly instalments with interest (at an interest rate of 8.323% per annum) ("**Balance of Consideration**") during the period from June 2008 to December 2009.

To secure the payment of the Balance of Consideration, the Purchaser has mortgaged the plots of land where the Plant locates and the machinery and equipment installed in the Plant to the Seller.

The Consideration has been agreed by the parties on an arm's length basis and by taking into consideration the factors including: (i) the valuation and the production capacity of the Plant; (ii) difficulty in obtaining comparable production facilities fully equipped with machinery and equipment for fishing industries; and (iii) the reasons set out under the section headed "Reasons for the Acquisition" below.

The Directors are of the view that the terms of the Sale and Purchase Agreement, including the Consideration, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Due Diligence Review

The Purchaser has appointed Apoyo Pesquero E.I.R.L., being a registered surveyor in Peru. as the valuer, to conduct a valuation on the Plant. Apoyo Pesquero E.I.R.L. and its ultimate beneficial owner are Independent Third Parties to the Company. The valuation dated 8 April 2008 ("**Valuation**") was conducted on an open market basis and has indicated that the value of the Plant together with the land, equipment and machinery is at the aggregate value of US$19,986,571.00 (approximately HK$155,895,000.00). Based on the unaudited management account of Epesca Pisco, the net asset value of Epesca Pisco as of 31 December 2007 was approximately Sol 54,407,000.00 (approximately HK$155.88 million), taking into account the results of the Valuation. Epesca Pisco was incorporated on 16 November 2007 and the Plant was transferred to Epesca Pisco as a result of a spin-off exercise in April 2008. The results of the due diligence review in relation to the title and ownership of the Plant, the land, the equipment and the machinery of the Plant are satisfactory.

Completion

Completion of the Acquisition took place simultaneously on the signing of the Sale and Purchase Agreement and the Purchaser's payment of US$2,880,149.94 (approximately HK$22,465,170.00) to the Seller on 13 April 2008 (Peruvian time). Delivery of the Plant and its machinery and equipment to the Purchaser also took place on the same date.

Source of Funding

The Company intends to fund the Acquisition from internal resources.

3. INFORMATION OF THE COMPANY, THE SELLER AND EPESCA PISCO

Company

The Group principally engages in the business of fishing, fishmeal processing, global sourcing, further processing onshore and international distribution of frozen seafood products, and provision of shipping agency services.

Seller

The Seller principally engages in the fishing and fishmeal processing industry in Peru. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Seller and the ultimate beneficial owners of the Seller are Independent Third Parties to the Company and connected persons of the Company.

Epesca Pisco

Espesca pisco principally engages in fishmeal processing. It is a limited liability company incorporated under the laws of the Republic of Peru. The net asset value of Epesca Pisco as at 31 December 2007 was approximately Sol 54,407,000.00 (approximately HK$155.88 million), taking into account the results of the Valuation. Epesca Pisco was incorporated on 16 November 2007 and the Plant was transferred to Epesca Pisco as a result of a spin-off exercise in April 2008. The Plant has not commenced any operation by the Purchaser before the Acquisition.

4. REASONS FOR THE ACQUISITION

The Directors consider that the Acquisition will enhance the long-term development of the Group, in particular, the development plan of using Peru as the basis for the Group's overall operation in the South Pacific region.

The Acquisition will increase the total fishmeal processing capacity of the Group. A larger processing capacity allows the Group to increase its ability to meet increasingly strong demand for fishmeal and fish oil.

The Plant, which is situated in the South of Lima, will assist in the geographical spread of the Group's existing fishmeal plant, as the Group does not have any fishmeal plant located in this area. The Acquisition will provide the Group with ready facilities to achieve a greater economy of scale in its fishmeal processing operations.

Based on the relevant information disclosed herein, the Directors believe that the Acquisition is on normal commercial terms in the Group's ordinary and usual course of business. The Directors also consider that the terms of the Acquisition are fair and reasonable and the transaction is in the best interests of the Company and its shareholders as a whole.

5. FINANCIAL EFFECT OF THE ACQUISITION

Upon completion of the Acquisition, the accounts of Epesca Pisco will be consolidated in the consolidated financial statements of the Group.

It is expected that upon completion of the Acquisition, there will not be any material effect on the Group's net assets position. Both the total assets and liabilities of the Group will be increased subsequent to completion of the Acquisition. The total assets of the Group will be increased by the amount equivalent to the sum of the total assets of Epesca Pisco and the goodwill resulting from the Acquisition. The total liabilities of the Group will be increased by the amount of the Consideration payable pursuant to the Sale and Purchase Agreement and the total liabilities of Epesca Pisco that will to be incurred after Completion.

The Directors expect that the Acquisition would enhance the earnings of the Group and its effect on the Group's assets and liabilities would not be material.

Set out below is the structure of Epesca Pisco before and immediately after the Completion.


Before:
The Seller
100%
Epesca Pisco
After:
CFGL
100%
The Purchaser
100%
Epesca Pisco

As at the Latest Practicable Date, the Company effectively owns 40.8% in CFGL.

6. GENERAL

The Acquisition constitutes a discloseable transaction of the Company and is subject to announcement and circular requirements under Chapter 14 of the Listing Rules. You attention is also drawn to the additional information as set out in the appendix to this circular.

Yours faithfully
By order of the Board
Pacific Andes International Holdings Limited

Ng Joo Siang
Managing Director and Vice-Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at the Latest Practicable Date, the interests and short positions of the directors or chief executive of the Company in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies, were as follows:

	Number of ordinary shares held (long position)		
Directors	**Personal Interests**	**Family Interests**	**Percentage of the issued share capital of the Company**
Ng Joo Siang *(Note)*	–	1,059,600	0.06%
Ng Puay Yee	1,056,389	–	0.06%

Note: These shares are held under the name of the spouse of Ng Joo Siang.

Save as disclosed above, as at the Latest Practicable Date, none of the directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required notification to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which they were taken or deemed to have under such provisions of the SFO); or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company or the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES OF THE COMPANY

Save as disclosed below, as at the Latest Practicable Date, according to the register of interest kept by the Company under Section 336 of the SFO and so far as was known to the directors or chief executives of the Company, no other person or companies (other than a director or chief executive of the Company whose interests are disclosed above) had an interest or a short position in the shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group or had any option in respect of such capital:

Name of Substantial Shareholder	Capacity	Total number of issued ordinary shares held (long position)	Percentage of the issued share capital of the Company
N.S. Hong Investment (BVI) Limited *(Note)*	Beneficial owner	952,490,485	52.10%
Leung Hok Pang	Beneficial owner	151,158,288	8.27%

Note: N.S. Hong Investment (BVI) Limited directly holds such shares.

Saved as disclosed above and so far as is known to the Directors and the chief executives of the Company, as at the Latest Practicable Date, no other person has an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group.

4. DIRECTORS' SERVICE CONTRACTS

Each of Teh Hong Eng, Ng Joo Siang, Ng Joo Kwee and Ng Joo Puay, Frank has entered into a service agreement with the Company's subsidiary and Ng Puay Yee has entered into a service agreement with the Company. These service agreements shall be valid unless terminated by either party by way of giving at least one year prior written notice. In the event that these service agreements will be terminated, the relevant Directors shall not be entitled to make any claim or any other compensation other than statutory compensation.

Other than disclosed above, as at the Latest Practicable Date, none of the Directors had any existing or proposed service agreement with any member of the Group which will not expire or is not determinable within one year without payment of compensation other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors, or so far as is known to them, any of their respective associates (as defined in the Listing Rules) was interested in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

6. LITIGATION

Feoso (Singapore) Private Limited ("Feoso") issued a writ of summons against the Company, two employees of the Company (the "Employees") and Ever Bright Energy Co. Ltd ("Ever Bright") on 21 June 2005 in relation to a dispute over supply of oil products by Ever Bright to Feoso in November 1999. The amount claimed in the writ approximates US$3,709,000.00 (approximately HK$28.930,000.00) plus interest, cost and other ancillary relief. Ever Bright was formerly an indirect wholly-owned subsidiary of Pacific Andes (Holdings) Limited. The Group disposed of its interest in Ever Bright on 31 January 2000.

The Company and the Employees filed a Defence on 2 September 2005. The Company has, through its solicitors, requested Feoso to put up security for the Company's legal cost of proceedings in the event that Feoso's claim fails. Feoso made payment of security of cost to the Court at a total amount of HK$2,000,000.00 pursuant to the High Court Order dated 18 January 2008. The case is now at discovery stage.

In the event that the Feoso's claim succeeds, the estimated liabilities of the Company would amount to approximately US$5,000,000.00 (approximately HK$39,000,000.00). The Company is of the view that such liability will not have any adverse effect on the Group.

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance known to the Directors to be pending or threatened against any member of the Group.

7. MISCELLANEOUS

(a) The Company Secretary and Qualified Accountant of the Company is Mr. Chan Tak Hei, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Certified Chartered Accountants.

(b) The Company's branch share registrar and transfer office in Hong Kong is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件 請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部太平洋恩利國際控股有限公司之股份，應立即將本通函送交買方或承讓人，或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買方或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

須予披露交易
本公司間接非全資附屬公司
收購一家秘魯公司
全部已發行股本

二零零八年四月三十日

目　錄

頁次

釋義 1

董事會函件 4

附錄 10

於本通函內，除文義另有所指外，下列詞彙具備以下涵義。

「收購」	指	根據買賣協議之條款及條件收購Epesca Pisco全部已發行股本
「公告」	指	本公司日期為二零零八年四月十四日有關收購之公告
「中漁」	指	中漁集團有限公司，於開曼群島註冊成立之公司，其股份於新加坡證券交易所上市，為本公司間接非全資附屬公司
「本公司」或「恩利國際控股」	指	太平洋恩利國際控股有限公司，於百慕達註冊成立之公司，其註冊辦事處位於Canon's Court, 22 Victoria St., Hamilton HM12, Bermuda，其股份於聯交所上市
「代價」	指	根據買賣協議應付之代價
「Epesca Pisco」	指	Epesca Pisco S.A.C.，於秘魯共和國註冊成立之公司
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	並非本公司關連人士（定義見上市規則）之獨立人士
「最後可行日期」	指	二零零八年四月二十八日，即本通函付印前確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司主板證券上市規則

「該廠」	指	位於Carretera Pisco Paracas, Kilometre 15.5, District of Paracas, Province of Pisco, Department of Ica之魚粉加工廠，由以下各項組成：(i)四幅總面積約80,431.15平方米之地塊，該等地塊上建有魚粉加工廠房及3個魚粉設施；及(ii)裝配於該廠房之設備及機器，每小時可加工110噸原材料
「買方」	指	CFG Investment S.A.C.，於秘魯共和國註冊成立之公司，為本公司之間接非全資附屬公司
「買賣協議」	指	買方與賣方就收購所訂立日期為二零零八年四月十三日之買賣協議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「新加坡證券交易所」	指	新加坡證券交易所有限公司
「銷售股份」	指	Epesca Pisco全部已發行股本
「賣方」	指	Epesca Pisco唯一股東Tecnológica de Alimentos S.A.
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港法定貨幣港元
「美元」	指	美利堅合眾國法定貨幣美元
「秘魯元」	指	秘魯共和國法定貨幣秘魯元

「%」	指	百分比

就本通函而言，除另有註明者外，僅供説明用途，美元兑港元按1.00美元兑7.80港元之匯率換算，秘魯元兑港元則按1.00秘魯元兑2.86港元之匯率換算。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號:1174)

執行董事:
鄭鳳英女士 *(主席)*
黃裕翔先生 *(董事總經理兼副主席)*
黃裕佳先生
黃裕培先生
黃培圓女士

獨立非執行董事:
劉嘉彥先生
郭琳廣先生
葉文俊先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處:
香港
干諾道西188號
香港商業中心
3201–3210室

敬啟者:

須予披露交易
本公司間接非全資附屬公司
收購一家秘魯公司
全部已發行股本

1. 緒言

本公司於二零零八年四月十四日宣佈,買方訂立買賣協議,據此,買方同意收購及賣方同意出售銷售股份,代價為19,880,149.94美元(約155,065,170.00港元)。

根據上市規則第14章,收購構成本公司之須予披露交易。本公司並不知悉任何股東於收購中擁有任何重大權益。本公司毋須召開股東大會以批准收購。本通函旨在向股東提供有關收購之進一步資料及上市規則規定之其他資料。

2. 收購

緒言

於二零零八年四月十三日秘魯時間，買方訂立買賣協議，以向賣方以代價19,880,149.94美元（約155,065,170.00港元）收購Epesca Pisco全部已發行股本。

買賣協議

訂約方：

(i) 本公司間接非全資附屬公司CFG Investment S.A.C.作為買方；及

(ii) 秘魯公司Epesca Pisco之唯一股東Tecnológica de Alimentos S.A.作為賣方。

將予收購資產

根據買賣協議，賣方同意出售及買方同意收購Epesca Pisco全部已發行股本。

Epesca Pisco為根據秘魯共和國法例及規例正式組織及存在之公司，擁有（其中包括）一個魚粉加工廠（「該廠」）及3個位於秘魯皮斯科建於四(4)幅總面積約80,431.15平方米土地之魚粉設施。該廠配備完善生產設備及機器，每小時可加工約110噸原材料。

代價

收購之代價為19,880,149.94美元（約155,065,170.00港元），乃經訂約雙方按自願買賣及公平基準磋商後釐定。賣方將承接Epesca Pisco於完成前產生之所有實際及或然負債。代價將按以下方式支付：

(i) 2,880,149.94美元（約22,465,170.00港元）於簽立買賣協議時支付；及

(ii) 餘額17,000,000.00美元（約132,600,000.00港元）連同按年利率8.323厘計算之利息（「**代價餘額**」）於二零零八年六月至二零零九年十二月期間分七(7)期每季分期支付。

為確保支付代價餘額，買方已向賣方抵押該廠所在土地及裝配於廠內之機器及設備。

代價由訂約雙方公平磋商後協定，並已考慮多項因素，包括(i)該廠之估值及產能；(ii)難以取得具備捕撈業所需全套機器及設備之類似生產設施；及(iii)下文「進行收購之原因」一節所載原因。

董事認為，買賣協議之條款（包括代價）屬公平合理，且符合本公司及股東整體利益。

盡職審查

買方已委聘秘魯註冊測量師Apoyo Pesquero E.I.R.L.擔任估值師，以對該廠進行估值。Apoyo Pesquero E.I.R.L.及其最終實益擁有人均為本公司之獨立第三方。日期為二零零八年四月八日之估值（「**估值**」）乃按公開市場基準進行，顯示該廠連同有關土地、設備及機器之價值合共為19,986,571.00美元（約155,895,000.00港元）。根據Epesca Pisco之未經審核管理賬目，計及估值結果後，Epesca Pisco於二零零七年十二月三十一日之資產淨值約為54,407,000.00秘魯元（約155,880,000.00港元）。Epesca Pisco於二零零七年十一月十六日註冊成立，而該廠則因二零零八年四月進行之分拆而轉讓予Epesca Pisco。就該廠、有關土地及該廠之設備及機器之業權及擁有權進行之盡職審查結果令人滿意。

完成

收購已於二零零八年四月十三日秘魯時間簽立買賣協議之時同時完成，及買方已向賣方支付2,880,149.94美元（約22,465,170.00港元）。該廠及其機器及設備亦已於同日交付買方。

資金來源

本公司擬利用內部資源撥付收購所需資金。

3. 本公司、賣方及EPESCA PISCO之資料

本公司

本集團主要業務為捕撈、魚粉加工、冷凍海產食品之環球採購、加工及國際分銷以及提供船務代理服務。

賣方

賣方主要於秘魯從事捕撈及魚粉加工業。據董事作出一切合理查詢後所深知、全悉及確信，賣方及賣方之最終實益擁有人均為本公司及本公司關連人士之獨立第三方。

Epesca Pisco

Epesca Pisco主要業務為魚粉加工，為根據秘魯共和國法例註冊成立之有限公司。計及估值結果後，Epesca Pisco於二零零七年十二月三十一日之資產淨值約為54,407,000.00秘魯元（約155,880,000.00港元）。Epesca Pisco於二零零七年十一月十六日註冊成立，而該廠則因二零零八年四月進行之分拆而轉讓予Epesca Pisco。該廠房於收購前尚未由買方開始運作。

4. 進行收購之原因

董事認為，收購將可加強本集團之長期發展，特別是將秘魯用作本集團南太平洋整體業務基地之發展計劃。

收購將可擴大本集團之魚粉總加工產能。加工產能增加有助本集團加強實力，以迎合魚粉及魚油日趨殷切之需求。

該廠位於利馬南部，由於本集團於該區並無設有魚粉廠，故亦有助擴大本集團現有魚粉廠之覆蓋範圍。收購將為本集團提供可供隨時使用之設施，以就其魚粉加工業務達致更大規模經濟效益。

根據本通函披露之有關資料，董事相信收購乃於本集團日常一般業務中按正常商業條款進行。董事亦認為收購之條款屬公平合理，且有關交易符合本公司及其股東之整體最佳利益。

5. 收購之財務影響

收購完成後，Epesca Pisco之賬目將綜合計入本集團之綜合財務報表。

預期收購完成後不會對本集團之資產淨值狀況帶來任何重大影響。本集團之資產與負債總額均將於收購完成後增加。本集團之資產總值將按相等於Epesca Pisco資產總值及收購所產生商譽之總和之金額增加。本集團負債總額將按根據買賣協議應付代價加上Epesca Pisco於完成後將產生負債總額之金額增加。

董事預期，收購將加強本集團之盈利，而其對本集團資產與負債之影響並不重大。

下圖為Epesca Pisco緊接完成前後之架構。


完成前
完成後
賣方
100%
Epesca Pisco
中漁
100%
買方
100%
Epesca Pisco

於最後可行日期，本公司實際擁有中漁40.8%權益。

6. 一般事項

收購構成本公司之須予披露交易，須遵守上市規則第14章之公告及刊發通函規定。謹請 閣下垂注本通函附錄所載其他資料。

此致

列位股東 台照

承董事會命
太平洋恩利國際控股有限公司

董事總經理兼副主席
黃裕翔
謹啟

二零零八年四月三十日

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本公司之資料。各董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事項而導致其中任何聲明產生誤導。

2. 董事於本公司股份、相關股份及債券之權益及短倉

於最後可行日期，本公司董事或行政總裁於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或公司債券中，擁有根據證券及期貨條例第XV部第7及第8分部規定須知會本公司及聯交所，或根據證券及期貨條例第352條規定須記入當中所述之記錄冊，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及短倉（包括根據證券及期貨條例條文當作或視為擁有之權益及短倉）如下：

	所持普通股數目（長倉）		
董事	**個人權益**	**家族權益**	**佔本公司已發行股本百分比**
黃裕翔 *（附註）*	－	1,059,600	0.06%
黃培圓	1,056,389	－	0.06%

附註： 該等股份以黃裕翔之配偶名義持有。

除上文披露者外，於最後可行日期，本公司之董事及行政總裁概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及公司債券中，擁有任何根據證券及期貨條例第XV部第7及第8分部規定須知會本公司及聯交所；或根據證券及期貨條例第352條規定須記入當中所述之記錄冊；或根據上市公司董事進行證券交易的標準守則須知會本公司或聯交所之任何權益或短倉（包括根據證券及期貨條例條文當作或視為擁有之權益及短倉）。

3. 主要股東於本公司股份及相關股份之權益及短倉

除下文披露者外，於最後可行日期，按照本公司根據證券及期貨條例第336條存置之權益記錄冊，及就本公司之董事或行政總裁所知悉，概無其他人士或公司（所持權益已於上文披露之本公司董事或行政總裁除外）於股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露之權益或短倉，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或擁有涉及該等股本之任何購股權：

主要股東名稱	身份	所持已發行普通股總數（長倉）	佔本公司已發行股本百分比
N. S. Hong Investment (BVI) Limited *（附註）*	實益擁有人	952,490,485	52.10%
梁鶴鵬	實益擁有人	151,158,288	8.27%

附註： N.S. Hong Investment (BVI) Limited直接持有該等股份。

除上文披露者外，就董事及本公司行政總裁所知悉，於最後可行日期，概無其他人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露之權益或短倉，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益。

4. 董事服務合約

鄭鳳英、黃裕翔、黃裕桂及黃裕培已各自與本公司附屬公司訂立服務協議，黃培圓則已與本公司訂立服務協議。此等服務協議將一直生效，除非任何一方事先發出最少一年書面通知終止。倘此等服務合約將被終止，相關董事將無權提出任何索償或法定補償以外之其他補償。

除上文披露者外，於最後可行日期，概無任何董事與本集團任何成員公司訂有或有意訂立任何不會於一年內屆滿或本公司不可於一年內免付賠償（法定賠償除外）而終止的服務協議。

5. 董事於競爭業務之權益

於最後可行日期，董事或(就彼等所知)彼等各自任何聯繫人士(定義見上市規則)概無於與本集團業務競爭或很有可能構成競爭之業務中，直接或間接擁有權益。

6. 訴訟

Feoso (Singapore) Private Limited(「Feoso」)於二零零五年六月二十一日就Ever Bright Energy Co. Ltd(「Ever Bright」)於一九九九年十一月向Feoso供應油產品之糾紛，向本公司、本公司兩名僱員(「有關僱員」)及Ever Bright發出傳訊令狀，於令狀中申索約3,709,000.00美元(約相當於28,930,000.00港元)，另加利息、堂費及其他相關法律補償。Ever Bright曾為太平洋恩利(控股)有限公司之間接全資附屬公司。本集團於二零零零年一月三十一日出售其於Ever Bright之權益。

本公司及有關僱員已於二零零五年九月二日入禀抗辯。本公司已透過律師要求Feoso，為Feoso之索償一旦失敗就本公司之法律訴訟堂費交出保證金。Feoso根據日期為二零零八年一月十八日之高等法院命令向法院支付合共2,000,000.00港元之堂費保證金。有關案件現正處於披露文件階段。

倘Feoso成功索償，本公司之估計負債將約為5,000,000.00美元(約39,000,000.00港元)。本公司認為此負債將不會對本集團造成任何不利影響。

於最後可行日期，本集團任何成員公司概無牽涉任何重大訴訟或索償，而就董事所知，本集團任何成員公司亦無任何尚未了結或面臨之重大訴訟或索償。

7. 一般資料

(a) 本公司之公司秘書兼合資格會計師為陳德熹先生，彼為香港會計師公會及英國公認會計師公會資深會員。

(b) 本公司之香港股份過戶登記分處為卓佳秘書商業服務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(c) 本通函之中英文版本如有歧異，概以英文版本為準。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

DISCLOSEABLE TRANSACTION
ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL IN A PERUVIAN COMPANY BY AN INDIRECT NON-WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

The Directors are pleased to announce that C.F.G Investment S.A.C., an indirectly non-wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Tecnológica de Alimentos S.A., the sole shareholder of a Peruvian company, EPESCA PISCO S.A.C. ("Corporation") for the purchase of the entire issued share capital of the Corporation at the consideration of US$19,880,149.94 (approximately HK$155,065,170.00 million) on 13 April 2008 (Peruvian Time).

Completion of the Acquisition also took place upon signing of the Sale and Purchase Agreement. At completion, the Purchaser paid US$2,880,149.94 (approximately HK$22,465,170.00), being part of the Consideration, to the Seller.

The Acquisition constitutes a discloseable transaction of the Company pursuant to Chapter 14 of the Listing Rules. A circular containing more details of the Acquisition will be despatched to the Shareholders in accordance with the requirements of the Listing Rules as soon as practicable.

THE SALE AND PURCHASE AGREEMENT

Date

13 April 2008, Peruvian time

Parties

The Purchaser: C.F.G. Investment S.A.C., an indirect non-wholly-owned subsidiary of the Company

The Seller: Tecnológica de Alimentos S.A., the sole shareholder of a Peruvian company, EPESCA PISCO S.A.C.

The Directors confirm that to the best of their knowledge, information and belief, having made all reasonable enquiries, the Seller and its ultimate beneficial owner are Independent Third Parties.

Assets to be acquired

Pursuant to the Sale and Purchase Agreement, the Seller has agreed to sell and the Purchaser has agreed to acquire the entire issued share capital of the Corporation.

The Corporation is a corporation duly organized and existing under the laws and regulations of the Republic of Peru. The Corporation owns, among others, a fishmeal processing plant ("Plant") and 3 fishmeal depots which are built on four (4) plots of land with the total area of approximately 80,431.15 m^2 in Pisco, Peru. The Plant is fully equipped with production equipment and machinery with approximately 110 tonnes per hour of raw material processing capacity.

CONSIDERATION AND PAYMENT

The consideration for the Acquisition is US$19,880,149.94 (approximately HK$155,065,170.00) ("Consideration") which was arrived at pursuant to negotiations between the parties on willing buyer willing seller and arm's length basis. The Seller shall assume all actual and contingent liabilities of the Corporation that incurred before the Acquisition. Payment of the Consideration shall be made as follows:

(i) US$2,880,149.94 (approximately HK$22,465,170.00) on signing of the Sale and Purchase Agreement;

(ii) the balance of US$17,000,000.00 (approximately HK$132,600,000.00) to be paid in seven (7) quarterly installments with interest (at an interest rate of 8.323% per annum) ("**Balance of Consideration**") during the period from June 2008 to December 2009.

To secure the payment of the Balance of Consideration, the Purchaser has mortgaged the plots of land where the Plant locates and the machinery and equipment installed in the Plant to the Seller.

At Completion, the Sale Shares and all assets of the Corporation were transferred to the Purchaser free from encumbrances save and except the mortgage arrangement as described above. Such mortgage arrangement will be valid until the Balance of Consideration is fully paid to the Seller.

The Consideration has been agreed by the parties on an arm's length basis and by taking into consideration the factors including (i) the valuation and the production capacity of the Plant; (ii) difficulty in obtaining comparable production facilities fully equipped with machinery and equipment for fishing industries; and (iii) the fact that the Acquisition will enhance the existing business and development plans of CFGL and its subsidiaries.

DUE DILIGENCE REVIEW

The Purchaser has appointed Apoyo Pesquero E.I.R.L., being a registered surveyor in Peru as the valuer to conduct a valuation on the Plant. Apoyo Pesquero E.I.R.L. and its ultimate beneficial owner are Independent Third Parties to the Company. The valuation dated 8 April 2008 ("Valuation") was conducted on an open market basis and has indicated that the value of the Plant together with the land, equipment and machinery is at the aggregate value of approximately US$19,986,571.00 (approximately HK$155,895,000.00). The net asset value of the Corporation as at 31 December 2007 was approximately US$20 million (approximately HK$156 million), taking into account the results of the Valuation. The Corporation was incorporated on 16 November 2007 and the Plant was transferred to the Corporation as a result of a spin-off exercise in April 2008. The results of the due diligence review in relation to the title and ownership of the Plant, the lands, the equipment and the machinery of the Plant are satisfactory. As at the date of this announcement, the plant has not commenced any operation.

SOURCE OF FUNDING

The Consideration shall be paid in cash and financed by the internal resources of CFGL and its subsidiaries.

COMPLETION

Completion of the Acquisition took place simultaneously on the signing of the Sale and Purchase Agreement and the Purchaser's payment of US$2,880,149.94 (approximately HK$22,465,170.00) to the Seller on 13 April 2008 (Peruvian time). Delivery of the Plant and its machinery and equipment to the Purchaser also took place on the same date.

INFORMATION OF THE SELLERS

Tecnológica de Alimentos S.A., a company with limited liability incorporated in the Republic of Peru, is the sole shareholder of the Corporation. It principally engages in the fishing industry in Peru.

INFORMATION OF THE GROUP

The Group principally engages in the business of global sourcing, further processing onshore and international distribution of frozen seafood products, and provision of shipping agency services.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition will enhance the long-term development of the Group, in particular, the development plan of using Peru as the basis for the Group's overall operation in the South Pacific Ocean.

The Acquisition will increase the total fishmeal processing capacity of the Group. A larger processing capacity allows the Group to increase its ability to meet increasingly strong demand for fishmeal and fish oil.

The Plant, which is situated in the south of Lima, will assist in the geographical spread of the Group's existing fishmeal plants, as the Group does not have any fishmeal plant located in this area. The Acquisition will provide the Group with ready facilities to achieve a greater economies of scale in its fishmeal processing operations.

The Directors believe that the terms of the Sale and Purchase Agreement are fair and reasonable and are in the interests of the Shareholders as a whole.

LISTING RULES IMPLICATIONS

The Acquisition contemplated under the Sale and Purchase Agreement constitutes a discloseable transaction of the Company pursuant to Chapter 14 of the Listing Rules. A circular containing more details of the Acquisition will be despatched to the Shareholders in accordance with the requirements of the Listing Rules as soon as practicable.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

"Acquisition"	the acquisition of the entire issued share capital of the Corporation
"CFGL"	China Fishery Group Limited, an indirect non-wholly-owned subsidiary of the Company, the securities of which are listed and traded on the Singapore Exchange Securities Trading Limited
"Company"	Pacific Andes International Holdings Limited, a company incorporated in Bermuda with limited liability whose the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"Corporation"	EPESCA PISCO S.A.C., a Peruvian company
"Directors"	The directors of the Company
"Group"	The Company and its subsidiaries
"Independent Third Party(ies)"	Parties independent of and not connected person(s) (as defined in the Listing Rules) of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Plant"	The fishmeal processing plant situates at Carretera Pisco Paracas, Kilometre 15.5, District of Paracas, Province of Pisco, Department of Ica, and is formed by: (i) 4 plots of land with a total area of approximately 80,431.15 m^2., where the fishmeal processing plant and 3 fishmeal depots are built on; and (ii) with the equipment and machinery installed in it with a 110 T/H raw material processing capacity
"Purchaser"	C.F.G. Investment S.A.C., a company incorporated in Peru, an indirect non-wholly-owned subsidiary of the Company
"Sale and Purchase Agreement"	The sale and purchase agreement dated 13 April 2008 (Peruvian time) entered into by the Purchaser and the Seller in relation to the Acquisition
"Sale Shares"	The entire issued share capital of the Corporation
"Seller"	Tecnológica de Alimentos S.A., the sole shareholder of the Corporation
"Shareholders"	Shareholders of the Company

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
Pacific Andes International Holdings Limited
Chan Tak Hei
Company Secretary

Hong Kong, 14 April 2008

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司
（於百慕達註冊成立之有限公司）
（股份代號：1174）

須予披露交易
本公司間接非全資附屬公司
收購一家秘魯公司
全部已發行股本

董事欣然宣佈，本公司間接非全資附屬公司C.F.G. Investment S.A.C.與秘魯公司EPESCA PISCO S.A.C.（「該公司」）之唯一股東Tecnológica de Alimentos S.A.於二零零八年四月十三日秘魯時間訂立買賣協議，按代價19,880,149.94美元（約155,065,170.00港元）購入該公司全部已發行股本。

收購已於簽立買賣協議時完成。買方於完成時向賣方支付部分代價2,880,149.94美元（約22,465,170.00港元）。

根據上市規則第14章，收購構成本公司之須予披露交易。載有上市規則所規定有關收購其他詳情之通函將於可行情況下盡快寄發予股東。

買賣協議

日期

二零零八年四月十三日秘魯時間

訂約方

買方： 本公司間接非全資附屬公司C.F.G. Investment S.A.C.

賣方： 秘魯公司EPESCA PISCO S.A.C.之唯一股東Tecnológica de Alimentos S.A.

董事確認，據彼等作出一切合理查詢後所深知、全悉及確信，賣方及其最終實益擁有人均為獨立第三方。

將予收購資產

根據買賣協議，賣方同意出售及買方同意收購該公司全部已發行股本。

該公司為根據秘魯共和國法例及規例正式組識及存在之公司，擁有（其中包括）一個魚粉加工廠（「該廠」）及3個位於秘魯皮斯科建於四(4)幅總面積約80,431.15平方米土地之魚粉設施。該廠配備完善生產設備及機器，每小時可加工約110噸原材料。

代價及付款

收購之代價為19,880,149.94美元（約155,065,170.00港元）（「代價」），乃經訂約雙方按自願買賣及公平基準磋商後釐定。賣方將承接該公司於收購前產生之所有實際及或然負債。代價將按以下方式支付：

(i) 2,880,149.94美元（約22,465,170.00港元）於簽立買賣協議時支付；

(ii) 餘額17,000,000.00美元（約132,600,000.00港元）連同按年利率8.323厘計算之利息（「代價餘額」）於二零零八年六月至二零零九年十二月期間分七(7)期每季分期支付。

為確保支付代價餘額，買方已向賣方抵押該廠所在土地及裝配於廠內之機器及設備。

完成時，銷售股份及該公司所有資產將不附任何產權負擔轉讓予買方，惟將如上文所述作出抵押安排。該抵押安排將有效直至向賣方支付全數代價餘額為止。

代價由訂約雙方公平磋商後協定，並已考慮多項因素，包括(i)該廠之估值及產能；(ii)難以取得具備捕撈業所需全套機器及設備之類似生產設施；及(iii)收購將可加強中漁及其附屬公司現有業務及發展計劃。

盡職審查

買方已委聘秘魯註冊測量師Apoyo Pesquero E.I.R.L.擔任估值師，以對該廠進行估值。Apoyo Pesquero E.I.R.L.及其最終實益擁有人均為本公司之獨立第三方。日期為二零零八年四月八日之估值（「估值」）乃按公開市場基準進行，顯示該廠連同有關土地、設備及機器之價值合共約為19,986,571.00美元（約155,895,000.00港元）。計及估值結果後，該公司於二零零七年十二月三十一日之資產淨值約為20,000,000美元（約156,000,000港元）。該公司於二零零七年十一月十六日註冊成立，而該廠則因二零零八年四月進行之分拆而轉讓予該公司。就該廠、有關土地及該廠之設備及機器之業權及擁有權進行之盡職審查結果令人滿意。於本公告日期，該廠尚未投入運作。

資金來源

代價將自中漁及其附屬公司之內部資源以現金支付。

完成

收購已於二零零八年四月十三日秘魯時間簽立買賣協議之時同時完成，及買方已向賣方支付2,880,149.94美元（約22,465,170.00港元）。該廠及其機器及設備亦已於同日交付買方。

賣方之資料

Tecnológica de Alimentos S.A.乃於秘魯共和國註冊成立之有限公司，為該公司之唯一股東，主要於秘魯從事捕撈業。

本集團之資料

本集團主要業務為冷凍海產食品之環球採購、加工及國際分銷以及提供船務代理服務。

進行收購之原因及益處

收購將可加強本集團之長期發展，特別是將秘魯用作本集團南太平洋整體業務基地之發展計劃。

收購將可擴大本集團之魚粉總加工產能。加工產能增加有助本集團加強實力，以迎合魚粉及魚油日趨殷切之需求。

該廠位於利馬南部，由於本集團於該區並無設有魚粉廠，故亦有助擴大本集團現有魚粉廠之覆蓋範圍。收購將為本集團提供可供隨時使用之設施，以就其魚粉加工業務達致更大規模經濟效益。

董事相信，買賣協議條款屬公平合理，且符合股東整體利益。

上市規則之規定

根據上市規則第14章，買賣協議項下擬進行之收購構成本公司之須予披露交易。載有上市規則所規定有關收購其他詳情之通函將於可行情況下盡快寄發予股東。

本公告僅作說明用途，並不構成收購、購買或認購本公司證券之邀請或建議。

釋義

於本公告內，除文義另有所指外，下列詞彙具備以下涵義：

「收購」	指	收購該公司全部已發行股本
「中漁」	指	中漁集團有限公司，本公司間接非全資附屬公司，其證券於新加坡證券交易所有限公司上市及買賣
「本公司」	指	太平洋恩利國際控股有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司主板上市
「該公司」	指	秘魯公司EPESCA PISCO S.A.C.
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「獨立第三方」	指	並非本公司關連人士（定義見上市規則）之獨立人士
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「該廠」	指	位於Carretera Pisco Paracas, Kilometre 15.5, District of Paracas, Province of Pisco, Department of Ica之魚粉加工廠，由以下各項組成：(i)四幅總面積約80,431.15平方米之地塊，該等地塊上建有魚粉加工廠房及3個魚粉設施；及(ii)裝配於該廠房之設備及機器，每小時可加工110噸原材料
「買方」	指	C.F.G. Investment S.A.C.，於秘魯註冊成立之公司，為本公司之間接非全資附屬公司
「買賣協議」	指	買方與賣方就收購所訂立日期為二零零八年四月十三日（秘魯時間）之買賣協議
「銷售股份」	指	該公司全部已發行股本
「賣方」	指	該公司唯一股東Tecnológica de Alimentos S.A.
「股東」	指	本公司股東

「港元」　　指　香港法定貨幣港元

「美元」　　指　美利堅合眾國法定貨幣美元

承董事會命
太平洋恩利國際控股有限公司
公司秘書
陳德熹

香港，二零零八年四月十四日

於本公告日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF YEAR ENDED 31 DECEMBER 2007 OF CHINA FISHERY GROUP LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of China Fishery Group Limited ("CFGL"), the Company's 41% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "CFGL Group") for the year ended 31 December 2007.

This announcement is a reproduction of the announcement made by CFGL pursuant to the Listing Manual of Singapore Exchange Securities Trading Limited on 14 February 2008. Hereinbelow is the unaudited results of CFGL and CFGL Group for the year ended 31 December 2007 is issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

14 February 2008

Below is the content of the announcement of CFGL released in Singapore on 14 February 2008.

Note: The expressions "Company" and "Group" mean China Fishery Group Limited and China Fishery Group Limited and its subsidiaries respectively.

CHINA FISHERY GROUP LIMITED

FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

The reporting currency of the Group is in US dollars.

Group Income Statement for the year ended 31 December 2007.

	Group Year ended 31.12.2007 *US$'000*	**Group Year ended 31.12.2006** *US$'000*	**Increase** %
Revenue	406,369	156,041	160.4
Cost of sales *(Note)*	(32,714)	(3,928)	732.8
Charter hire expenses	(77,893)	(31,328)	148.6
Vessel operating costs *(Note)*	(154,471)	(61,195)	152.4
Gross profit	141,291	59,590	137.1
Other operating income	3,181	2,586	23.0
Selling expenses *(Note)*	(11,782)	(1,405)	738.6
Administrative expenses *(Note)*	(15,584)	(6,932)	124.8
Finance costs *(Note)*	(26,791)	(5,423)	394.0
Profit before tax	90,315	48,416	86.5
Income tax	(1,817)	(448)	305.6
Profit for the year	88,498	47,968	84.5

Note: Cost of sales, vessel operating costs, selling expenses, administrative expenses and finance costs have all increased year-on-year due to the increased number and varying structure of the VOAs, as well as the establishment of the Peruvian fishmeal operations.

	Group Year ended 31.12.2007 US$'000	31.12.2006 US$'000	Increase/ (decrease) %
Other operating income including interest income	3,181	2,586	23.0
Interest on borrowings	(25,511)	(5,423)	370.4
Amortisation of senior notes issuing expenses	(1,280)	–	NM
Amortisation of deferred charter hire	(22,133)	(13,800)	60.4
Depreciation	(8,224)	(2,100)	291.6
Fixed charter hire	(26,280)	–	NM
Gain on disposal of property, plant and equipment	412	–	NM
Foreign exchange (loss) gain	(1,390)	1,379	(200.8)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
	US$'000	*US$'000*	*US$'000*	*US$'000*
ASSETS				
Current assets:				
Cash and bank balances	20,610	57,668	86	9,542
Trade receivables	8,868	8,228	–	–
Other receivables and prepayments *(Note 1)*	29,140	68,254	–	10,768
Deferred expenses *(Note 2)*	16,549	6,928	–	–
Inventories	23,423	12,895	–	–
Current portion of deferred charter hire *(Note 2)*	22,133	13,800	–	–
Total current assets	120,723	167,773	86	20,310
Non-current assets:				
Deferred charter hire *(Note 2)*	218,734	99,200	–	–
Property, plant and equipment *(Note 3)*	174,259	89,650	–	–
Deposit	–	11,600	–	–
Goodwill *(Note 3)*	68,393	44,989	–	–
Interest in an associate	1,500	–	–	–
Other intangible assets *(Note 3)*	70,624	24,575	–	–
Subsidiaries	–	–	150,298	62,343
Total non-current assets	533,510	270,014	150,298	62,343
Total assets	654,233	437,787	150,384	82,653

	Group		Company	
	31.12.2007	**31.12.2006**	**31.12.2007**	**31.12.2006**
	US$'000	*US$'000*	*US$'000*	*US$'000*
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables *(Note 4)*	34,243	11,013	–	–
Other payables and accrued expenses	36,359	21,435	269	82
Income tax payable	769	2,923	–	–
Fair value of a financial guarantee contract	–	–	525	525
Current portion of finance leases	2,665	2,719	–	–
Bank overdrafts and current portion of bank loans	44,820	10,354	–	–
Total current liabilities	118,856	48,444	794	607
Non-current liabilities:				
Fair value of a financial guarantee contract	–	–	2,625	3,150
Finance leases	6,419	3,744	–	–
Bank loans	22,500	31,932	–	–
Senior notes	217,323	216,043	–	–
Statutory employees' profit share	6,778	6,678	–	–
Deferred tax liabilities	29,832	18,028	–	–
Total non-current liabilities	282,852	276,425	2,625	3,150
Capital and reserves:				
Share capital	39,104	36,204	39,104	36,204
Reserves	213,421	76,714	107,861	42,692
Total equity	252,525	112,918	146,965	78,896
Total liabilities and equity	654,233	437,787	150,384	82,653

Notes:

1. Other receivables and prepayments decreased to US$29.1 million in FY2007 from US$68.3 million in FY2006. This was due mainly to the decrease in the balance with the Arrangers, which is an item included in the other receivables and prepayments.

   The balance with the Arrangers as of 31.12.2006 were unsecured, interest-free and represented advance to the Arrangers to pay for fishing tickets so as to able to fish in the Russian economic waters and to secure new vessel operating agreements which were signed subsequently in January 2007.

   The balances with the Arrangers are stated net of amounts payable to vessel owners in respect of payment made by the vessel owners on behalf of the Group. This offset has been effected on the basis of arrangements amongst members of the Group, the vessel owners and the Arrangers.

2. Deferred expenses and deferred charter hire comprises:

Deferred expenses

	31.12.2007	31.12.2006
	US$'000	*US$'000*
1st VOA	6,781	2,878
2nd VOA	3,086	4,050
3rd VOA	1,587	–
4th VOA	5,095	–
	16,549	6,928

Deferred charter hire

	31.12.2007	31.12.2006
	US$'000	*US$'000*
Current portion		
1st VOA	5,600	5,600
2nd VOA	8,200	8,200
3rd VOA	8,333	–
	22,133	13,800
Non-current portion		
1st VOA	28,000	33,600
2nd VOA	57,400	65,600
3rd VOA	133,334	–
	218,734	99,200

3. The increase in property, plant and equipment, goodwill and other intangible assets was attributable to the series of acquisition of fishmeal plants and assets in Peru throughout FY2007.

4. Trade payables increased to US$34.2 million in FY2007 from US$11.0 million in FY2006. The rise of US$23.2 million was largely attributable to the trade deposits received from customers to secure for the fish supply during the fishing seasons in FY2008 of trawling operation.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31.12.2007		As at 31.12.2006	
Secured	**Unsecured**	**Secured**	**Unsecured**
US$'000	*US$'000*	*US$'000*	*US$'000*
24,283	23,202	11,784	1,289

Amount repayable after one year

As at 31.12.2007		As at 31.12.2006	
Secured	**Unsecured**	**Secured**	**Unsecured**
US$'000	*US$'000*	*US$'000*	*US$'000*
6,419	239,823	3,744	247,975

Details of any collateral

Certain of the Group's office premises, fishmeal processing plants, fishing vessels and vehicles in Peru are held under finance leases with net carrying values of approximately US$19.1 million (31.12.2006: US$32.1 million). The inventory loans are pledged by its fishmeal inventories in Peru with net carrying values of approximately US$18.0 million (31.12.2006: US$10.5 million).

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group Year ended	
	31.12.2007	**31.12.2006**
	US$'000	*US$'000*
Operating activities:		
Profit before income tax	90,315	48,416
Adjustments for:		
Amortisation of deferred charter hire	22,133	13,800
Amortisation of senior notes issuing expenses	1,280	–
Depreciation expense	8,224	2,100
Gain on disposal of property, plant and equipment	(412)	–
Interest expense	25,511	5,423
Interest income	(2,325)	(207)
Excess of fair value of net assets over cost of business combination	(19)	(828)
Operating cash flows before movements in working capital	144,707	68,704
Trade receivables	5,519	(67)
Other receivables and prepayments	51,847	(38,046)
Deferred expenses	(8,059)	(3,984)
Inventories	(9,171)	(10,697)
Trade payables	18,985	695
Other payables and accrued expenses	(4,336)	1,958
Statutory employees' profit share	(231)	165
Cash generated from operations	199,261	18,728
Interest paid	(20,804)	(4,478)
Income tax paid	(4,533)	(1,595)
Net cash from operating activities	173,924	12,655

	Group Year ended 31.12.2007 US$'000	31.12.2006 US$'000
Investing activities:		
Acquisition of subsidiaries *(Note A)*	(54,289)	(105,117)
Increase in investments in subsidiaries	(1,551)	–
Purchase of property, plant and equipment	(65,298)	(7,485)
Purchase of fishing permits	(22,634)	(2,122)
Deposit for acquisition of subsidiary	11,600	(11,600)
Prepayment of charter hire	(150,000)	(82,000)
Interest in an associate	(1,500)	–
Interest received	2,325	207
Net cash used in investing activities	(281,347)	(208,117)
Financing activities:		
Net proceeds from issuing shares	72,902	40,933
Net proceeds from issuing senior notes	–	216,043
Proceeds from bank loans, net of repayments	23,332	1,856
Repayments of obligations under finance leases	(4,644)	(1,682)
Dividend paid	(22,927)	(16,279)
Net cash from financing activities	68,663	240,871
Net (decrease) increase in cash and cash equivalents	(38,760)	45,409
Cash and cash equivalents at beginning of year	57,238	11,829
Cash and cash equivalents at end of year	18,478	57,238
Cash and cash equivalents consist of:		
Cash and bank balances	20,610	57,668
Bank overdraft	(2,132)	(430)
	18,478	57,238

Note A

The fair values of net assets acquired and the goodwill arising are as follows:

	31.12.2007 *US$'000*	31.12.2006 *US$'000*
Cash and bank balances	698	4,008
Trade receivables	6,159	6,018
Other receivables & prepayments	10,713	9,703
Deferred expenses	1,562	214
Inventories	1,357	2,198
Property, plant and equipment	28,009	82,084
Fishing vessel and fishmeal processing plant licenses	23,415	22,453
Trade payables	(4,245)	(8,870)
Other payables and accrued expenses	(14,553)	(18,515)
Income tax payable	(304)	(4,222)
Finance leases	(7,265)	(6,546)
Statutory employees' profit share – non-current	(331)	(6,513)
Deferred tax liabilities	(12,062)	(17,876)
	33,153	64,136
Goodwill arising on acquisition	21,853	44,989
Excess of fair value of net assets over cost of business combination	(19)	–
Total consideration, satisfied by cash	54,987	109,125
Net cash outflow arising on acquisition:		
Cash consideration	54,987	109,125
Cash and cash equivalents acquired	(698)	(4,008)
	54,289	105,117

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital *US$'000*	Share premium *US$'000*	Revaluation reserve *US$'000*	Merger reserve *US$'000*	Retained earnings *US$'000*	Total *US$'000*
Group						
Balance at 1 January 2006	30,504	-	-	(30,503)	40,237	40,238
Shares issued at initial public offering	5,700	35,233	-	-	-	40,933
Profit for the year	-	-	-	-	47,968	47,968
Gain on revaluation of properties	-	-	58	-	-	58
Final dividend of 2.36 Singapore cents in respect of FY2005	-	-	-	-	(5,410)	(5,410)
Interim dividend of 4.71 Singapore cents in respect of FY2006	-	-	-	-	(10,869)	(10,869)
Balance at 31 December 2006	36,204	35,233	58	(30,503)	71,926	112,918
Balance at 1 January 2007	36,204	35,233	58	(30,503)	71,926	112,918
Shares issued at premium	2,900	70,040	-	-	-	72,940
Profit for the year	-	-	-	-	88,498	88,498
Expenses for shares issued at premium	-	(38)	-	-	-	(38)
Gain on revaluation of properties	-	-	1,134	-	-	1,134
Final dividend of 2.22 Singapore cents in respect of FY2006	-	-	-	-	(5,681)	(5,681)
Interim dividend of 3.29 Singapore cents in respect of FY2007	-	-	-	-	(17,246)	(17,246)
Balance as at 31 December 2007	39,104	105,235	1,192	(30,503)	137,497	252,525

	Share capital US$'000	Share premium US$'000	Revaluation reserve US$'000	Merger reserve US$'000	Retained earnings US$'000	Total US$'000
Company						
Balance at 1 January 2006	30,504	-	-	-	8,105	38,609
Shares issued at initial public offering	5,700	35,233	-	-	-	40,933
Profit for the year	-	-	-	-	15,633	15,633
Final dividend of 2.36 Singapore cents in respect of FY2005	-	-	-	-	(5,410)	(5,410)
Interim dividend of 4.71 Singapore cents in respect of FY2006	-	-	-	-	(10,869)	(10,869)
Balance at 31 December 2006	36,204	35,233	-	-	7,459	78,896
Balance at 1 January 2007	36,204	35,233	-	-	7,459	78,896
Shares issued at premium	2,900	70,040	-	-	-	72,940
Profit for the year	-	-	-	-	18,094	18,094
Expenses for shares issued at premium	-	(38)	-	-	-	(38)
Final dividend of 2.22 Singapore cents in respect of FY2006	-	-	-	-	(5,681)	(5,681)
Interim dividend of 3.29 Singapore cents in respect of FY2007	-	-	-	-	(17,246)	(17,246)
Balance as at 31 December 2007	39,104	105,235	-	-	2,626	146,965

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

On 24 January 2007, the Company issued 29,000,000 new placement shares of par value of US$0.10 each at S$3.98 (US$2.58) per share for cash.

On 10 May 2007, the Company sub-divided each ordinary share of US$0.10 each in the capital of the Company into two ordinary shares of US$0.05 each in the capital of the Company.

The Company has an authorised ordinary share capital of US$80,000,000 divided into 800,000,000 ordinary shares, and has in issue 391,040,000 ordinary shares before the subdivision.

After the sub-division, the Company has an authorised share capital of US$80,000,000 divided into 1,600,000,000 ordinary shares, and has in issue 782,080,000 ordinary shares.

The Company did not make any purchases of its shares during FY2007.

The Company did not have any outstanding convertibles and treasury shares as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

The total number of issued shares excluding treasury shares as at the end of the current financial period: 782,080,000 shares (31.12.2006: 362,040,000 shares).

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed by the Company's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2006.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

None

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group Year ended 31.12.2007	Group Year ended 31.12.2006
Earnings per ordinary share		
(a) Based on weighted average number of ordinary shares on issue; and	US11.37 cents	US6.70 cents
(b) On a fully diluted basis	N/A	N/A
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	US$88,498,000	US$47,968,000
Weighted average number of ordinary shares used in calculation of basic earnings per share *(Note)*	778,266,301	716,271,781

Note: For comparative purpose, the weighted average number of ordinary shares used in calculation of basic earnings per share for the year ended 31 December 2006 have been adjusted by incorporating the effects of share subdivision during the period. Diluted earnings per share is not applicable as there are no convertibles on the Company's shares.

7. **Net asset value (for the issuer and group) per ordinary share based on the total number of issued shares excluding treasury shares of the issuer at the end of the:**

(a) current financial period reported on; and

(b) immediately preceding financial year.

	Group 31.12.2007	Group 31.12.2006	Company 31.12.2007	Company 31.12.2006
Net asset value per ordinary share based on existing issued share capital as at the end of period reported on	US$0.32	US$0.16	US$0.19	US$0.11

For comparative purpose, the issued share capital as at the year ended 31.12.2006 has been adjusted as if the subdivision was taken place at the beginning of FY2006.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:**

   (a) **any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

   (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

Revenue & Profits

FY2007 vs FY2006

For the financial year ended 31 December 2007 ("FY2007"), the Group recorded US$406.4 million in total revenue, a 160.4% increase from FY2006.

By operations, trawling accounted for 71.3% of FY2007 total revenue, while fishmeal processing accounted for the balance 28.7%.

By geographical markets, the People's Republic of China (the "PRC") remained the Group's largest market which accounted for 53.7% of total revenue; sales of fish and premium fish products to Japan and Korea accounted for 27.3%, while sales of fillets and fishmeal to Europe accounted for 10.3%.

Full year gross profit increased 137.1% to US$141.3 million from US$59.6 million in FY2006. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased 111.4% to US$147.5 million from US$69.7 million. Net profit after tax grew 84.5% to US$88.5 million from US$48.0 million a year ago.

The growth in revenue and profits are attributable to the following growth activities undertaken in FY2007:

i. the 3rd and 4th Vessel Operating Agreements ("VOAs") signed in January 2007, which increased the Group's trawling fleet size from 14 to 23 and its harvesting capacities; and

ii. the expansion of fishmeal operations in Peru through acquisitions of 16 purse seine fishing vessels and 3 fishmeal plants.

In the financial year, the Group's trawling operations delivered strong catch results with Management's expectations. The Group also maximised on market opportunities to expand its fishmeal processing capacity in Peru by acquiring fishmeal plants in strategic locations along the Peruvian coastline, as well as enlarging its Peruvian fishing fleet size to increase its access to more raw material sources.

Along with such expansionary activities, costs and expenses have generally increased in FY2007. Cost of sales increased significantly year-on-year on the establishment of fishing operations (which commenced in 4QFY2006), while vessel operating costs increased due to the daily charter hire structure of the 4th VOA (which varies from the prepaid charter hire structure of the Group's three earlier VOAs). Due to the expanded scope of activities, selling and administrative expenses also increased year-on-year. Finance expenses increased due mainly to interest expenses payable under the 9.25% senior notes due 2013 ("Senior Notes") issued by the Group's Peruvian subsidiary, of which the proceeds have been used entirely in funding the Group's acquisitions in Peru.

Balance Sheet

Assets

As at 31 December 2007, the Group's total assets stood at US$654.2 million, comprising US$533.5 million in non-current assets and US$120.7 million in current assets.

The increase in non-current assets from US$270.0 million as at 31 December 2006 to US$533.5 million as at 31 December 2007 was attributed to increased deferred charter hire due to the 3rd VOA, and the acquisition of additional fishmeal plants and purse seine fishing vessels in Peru during FY2007.

Current assets decreased to US$120.7 million from US$167.8 million as at 31 December 2007. This was due mainly to the deployment of proceeds from senior note as at 31 December 2006 to invest in the Peruvian operations during FY2007.

Liabilities

As at 31 December 2007, the Group's total liabilities stood at US$401.7 million, comprising US$282.9 million in non-current liabilities and US$118.8 million in current liabilities.

Current liabilities increased to US$118.8 million as of 31 December 2007 from US$48.4 million as of 31 December 2006. This is due mainly to the increase in short term borrowings and trade payables to finance the production of fishmeal in the 4th quarter of the year and preparation for fishing seasons in FY2008 of trawling operations.

The Group had a debt-to-total assets ratio of 44.9% compared to 60.5% as at 31 December 2006.

The Group also maintained US$1.9 million in net working capital and US$20.6 million in cash and bank balances as at the end of the reporting period.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The FY2007 results announcement is in line with the prospect statement disclosed to shareholders in the 3QFY2007 results announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Global Demand Outlook

The outlook for global demand of fish and fish products in the year ahead remains strongly positive. A tighter global supply in 2008 of the Group's key fish species, Alaskan Pollock, is likely to benefit the Group as demand for the fish continually rises. Fishmeal demand is also expected to remain robust, supported by the PRC government's plans to increase food production of pork and seafood. Fishmeal is an essential component in feeds for aquacultural shrimp and fish pigs, poultry and other animals, while the PRC is the world's largest consumer of Peruvian fishmeal.

Growth Strategy

Management will continue to implement the key strategy of securing more long-term access to regulated fishery resources against a global backdrop of limited supply and increasing demand. This can be achieved through expanding the Group's fishing fleet through more VOAs or strategic acquisitions, as well as exploring access to relatively unexplored fishing grounds, such as those in the South Pacific Ocean. On top of these, Management will continue to place emphasis on efficiency enhancement, so as to maximise profits from the Group's current operations.

Growth Drivers for FY2008

(I) Increased Catch Volume in FY2008

The Group's trawling operations are expected to deliver a higher volume of fish catch in its current fishing grounds and new fishing ground in the South Pacific Ocean which is expected to commence in 2QFY2008. The Group will deploy 3 upgraded supertrawlers to the South Pacific Ocean for this purpose.

(II) Restructuring of the 4th VOA

Management is in active negotiation to restructure the terms of the 4th VOA from a daily rental hire to a prepaid charter hire basis.

(III) Increasing Efficiencies of Peruvian Operations

The Group acquired a total of 16 vessels and 3 fishmeal plants in Peru during FY2007. These acquisitions have boosted the Group's fish hold capacity from 5,228 m^3 as at the end of FY2006 to 9,395 m^3 at present. This represents 5.3% of the total industry steel vessel fishing capacity in Peru. At the same time, the Group increased its fishmeal processing capacity from 381 tons/hr to 545 tons/hr in the same period. This represents 6.1% of the total processing capacity in Peru.

The larger fleet size will allow the Group to harvest more fish for raw material purposes, while additional fishmeal plants will increase the number of discharging locations that the Group's fleet can have access to during fishing activities, thereby reducing fishing turnaround time and enhancing fleet efficiency, giving the Group a greater competitive edge under Peru's fishing system.

The Group will continue to maintain a prudent stance in its acquisitive strategy, ensuring that further plant or vessel acquisitions generate justifiable returns on investment or produce synergies in line with the Group's overall growing strategy.

Barring unforeseen circumstances, the Group is confident of continue to achieve profit in FY2008.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	**First**	**Final**
Dividend Type	Cash	Cash
Dividend Amount per Share (in cents)	3.29 Singapore cents per ordinary share (tax not applicable)	2.19 Singapore cents per ordinary share (tax not applicable)
Par value of shares	US$0.05	US$0.05
Tax Rate	Tax not applicable	Tax not applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	**First**	**Final**
Dividend Type	Cash	Cash
Dividend Amount per Share (in cents)	4.71 Singapore cents per ordinary share (tax not applicable)	2.22 Singapore cents per ordinary share (tax not applicable)
Par value of shares	US$0.1	US$0.1
Tax Rate	Tax not applicable	Tax not applicable

The numbers of issued shares used in calculation of prior year's first and final dividend were 362,040,000 and 391,040,000 respectively, which represented the number of issued shares prior to share subdivision. For comparative purposes, assuming the share subdivision has taken place at the date of the dividend declaration, the dividend amount per share for the first and final dividend would have been 2.36 and 1.11 Singapore cents per ordinary share (tax not applicable), respectively.

(c) *Date payable*

The proposed dividend, if approved at the Annual General Meeting, will be paid at a date to be announced.

(d) *Books closure date*

Notice will be given at a later date on the closure of the Share Transfer Books and the Register of Members to determine the shareholders' entitlements to the proposed final dividend.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II – ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

Geographical segments

	Pacific Ocean*		Peruvian Waters		Atlantic Ocean		Indian Ocean		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Revenue	287,712	149,151	118,607	6,378	30	413	20	99	406,369	156,041
Segment results	95,013	56,002	26,961	320	30	413	20	99	122,024	56,834
Finance costs									(26,791)	(5,423)
Unallocated corporate expenses									(4,918)	(2,995)
Profit before income tax									90,315	48,416
Income tax expense									(1,817)	(448)
Net profit for the year									88,498	47,968
Other information										
Segment assets	311,482	150,585	342,751	286,691	–	511	–	–	654,233	437,787
Unallocated corporate assets									–	–
Total assets									654,233	437,787
Segment liabilities	20,799	8,186	53,237	29,995	–	–	–	–	74,036	38,181
Unallocated corporate liabilities									327,672	286,688
Total liabilities									401,708	324,869
Capital expenditure	182,459	83,567	111,262	159,165	–	–	–	–	293,721	242,732
Depreciation and amortisation	22,481	13,985	9,156	1,915	–	–	–	–	31,637	15,900

* *Excludes Peruvian Waters*

Revenues based on locations of the customers (which are different from the fishing locations) are as follows:

Revenue

	Pacific Ocean*		Peruvian Waters		Atlantic Ocean		Indian Ocean		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
People's Republic of China	160,364	74,484	57,843	2,949	30	413	20	99	218,257	77,945
Japan & Korea	103,086	54,467	7,668	–	–	–	–	–	110,754	54,467
South East Asia	–	–	20,930	–	–	–	–	–	20,930	–
South America	–	–	4,782	1,605	–	–	–	–	4,782	1,605
Europe	24,262	19,521	17,677	216	–	–	–	–	41,939	19,737
Others**	–	679	9,707	1,608	–	–	–	–	9,707	2,287
	287,712	149,151	118,607	6,378	30	413	20	99	406,369	156,041

* *Excludes Peruvian Waters*

** *Others include Africa, North America, Vietnam and Philippines*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

For details review of performance by business or geographical segments, please refer to item 8.

15. A breakdown of sales.

	Group		
	2007	**2006**	**Change**
	US$'000	*US$'000*	
Sales reported in the first half year	232,371	81,694	+184.4%
Operating profit in the first half year	50,642	33,401	+51.6%
Sales reported in the second half year	173,998	74,347	+134.0%
Operating profit in the second half year	37,856	14,567	+159.9%

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend

	Latest Full Year	**Previous Full Year**
	US$'000	*US$'000*
Ordinary	29,499	16,550
Preference	–	–
Total:	29,499	16,550

17. Interested Person Transactions:–

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders mandate pursuant to Rule 920 of the Listing Manual of the SGX-ST)		Aggregate value of all interested person transactions conducted under shareholder's mandate pursuant to Rule 920 of the Listing Manual of the SGX-ST (excluding transactions less than S$100,000)	
	2007	**2006**	**2007**	**2006**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Pacific Andes (Holdings) Limited and its subsidiaries:				
Sales of catches	–	–	–	–
Purchase of bunker and other vessel supplies	–	–	–	–

By order of the board
Yvonne Choo
Company Secretary

14 February 2008

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1174)

海外監管公告

中漁集團有限公司
截至二零零七年十二月三十一日止年度
之未經審核業績公告

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事」)欣然公布本公司擁有41%權益之附屬公司中漁集團有限公司(「中漁」,其股份於新加坡證券交易所有限公司上市)及其附屬公司(「中漁集團」)截至二零零七年十二月三十一日止年度之未經審核綜合業績。

本公告乃轉載自中漁於二零零八年二月十四日遵照新加坡證券交易所有限公司之證券上市手冊編製之公告。以下為根據香港聯合交易所有限公司證券上市規則第13.09條而刊發之中漁及中漁集團截至二零零七年十二月三十一日止年度之未經審核業績。

董事

於本公告日期,本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士;本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

二零零八年二月十四日

以下為中漁於二零零八年二月十四日在新加坡刊發之公告內容。

附註：「本公司」及「本集團」分別指中漁集團有限公司以及中漁集團有限公司及其附屬公司。

中漁集團有限公司

截至二零零七年十二月三十一日止年度之全年財務報表及股息公告

第一部分－ 季度（第一季度、第二季度及第三季度）、半年度及全年度業績公告之規定資料

1(a) **本集團收益表連同上一個財政年度同期之比較報表。**

本集團之呈報貨幣為美元。

截至二零零七年十二月三十一日止年度之本集團收益表。

	本集團 截至下列日期止年度 二零零七年 十二月 三十一日 *千美元*	 二零零六年 十二月 三十一日 *千美元*	增加 %
營業額	406,369	156,041	160.4
銷售成本 *（附註）*	(32,714)	(3,928)	732.8
船舶租賃支出	(77,893)	(31,328)	148.6
船舶經營支出 *（附註）*	(154,471)	(61,195)	152.4
毛利	141,291	59,590	137.1
其他經營收入	3,181	2,586	23.0
銷售支出 *（附註）*	(11,782)	(1,405)	738.6
行政支出 *（附註）*	(15,584)	(6,932)	124.8
財務支出 *（附註）*	(26,791)	(5,423)	394.0
除税前溢利	90,315	48,416	86.5
所得税開支	(1,817)	(448)	305.6
年內溢利	88,498	47,968	84.5

附註： 由於船舶經營協議數目增加及結構改變，加上成立秘魯魚粉業務，銷售成本、船舶經營支出、銷售支出、行政支出及財務支出均較去年上升。

	本集團 截至下列日期止年度 二零零七年 十二月 三十一日 千美元	二零零六年 十二月 三十一日 千美元	增加／ （減少） %
包括利息收入之其他經營收入	3,181	2,586	23.0
借貸利息	(25,511)	(5,423)	370.4
優先票據發行開支攤銷	(1,280)	–	不具意義
遞延船舶租賃攤銷	(22,133)	(13,800)	60.4
折舊	(8,224)	(2,100)	291.6
定額船舶租賃支出	(26,280)	–	不具意義
出售物業、廠房及設備之收益	412	–	不具意義
外匯兌換（虧損）收益	(1,390)	1,379	(200.8)

1(b)(i) 發行人及本集團之資產負債表連同上一個財政年度年結時之比較報表。

	本集團		本公司	
	二零零七年 十二月 三十一日 千美元	二零零六年 十二月 三十一日 千美元	二零零七年 十二月 三十一日 千美元	二零零六年 十二月 三十一日 千美元
資產				
流動資產：				
現金及銀行結餘	20,610	57,668	86	9,542
貿易應收款項	8,868	8,228	–	–
其他應收款項及預付款項 *（附註1）*	29,140	68,254	–	10,768
遞延開支 *（附註2）*	16,549	6,928	–	–
存貨	23,423	12,895	–	–
遞延船舶租賃即期部分 *（附註2）*	22,133	13,800	–	–
流動資產總值	120,723	167,773	86	20,310
非流動資產：				
遞延船舶租賃 *（附註2）*	218,734	99,200	–	–
物業、廠房及設備 *（附註3）*	174,259	89,650	–	–
訂金	–	11,600	–	–
商譽 *（附註3）*	68,393	44,989	–	–
於一家聯營公司之權益	1,500	–	–	–
其他無形資產 *（附註3）*	70,624	24,575	–	–
附屬公司	–	–	150,298	62,343
非流動資產總值	533,510	270,014	150,298	62,343
資產總值	654,233	437,787	150,384	82,653

	本集團		本公司	
	二零零七年十二月三十一日	二零零六年十二月三十一日	二零零七年十二月三十一日	二零零六年十二月三十一日
	千美元	*千美元*	*千美元*	*千美元*
負債及權益				
流動負債：				
貿易應付款項 *(附註4)*	34,243	11,013	–	–
其他應付款項及應計開支	36,359	21,435	269	82
應付所得稅	769	2,923	–	–
融資擔保合約之公平值	–	–	525	525
融資租約即期部分	2,665	2,719	–	–
銀行透支及銀行貸款即期部分	44,820	10,354	–	–
流動負債總額	118,856	48,444	794	607
非流動負債：				
融資擔保合約之公平值	–	–	2,625	3,150
融資租約	6,419	3,744	–	–
銀行貸款	22,500	31,932	–	–
優先票據	217,323	216,043	–	–
法定僱員溢利攤分	6,778	6,678	–	–
遞延稅項負債	29,832	18,028	–	–
非流動負債總額	282,852	276,425	2,625	3,150
資本及儲備：				
股本	39,104	36,204	39,104	36,204
儲備	213,421	76,714	107,861	42,692
資金總額	252,525	112,918	146,965	78,896
負債及資金總額	654,233	437,787	150,384	82,653

附註：

1. 其他應收款項及預付款項由二零零六財政年度之68,300,000美元減至二零零七財政年度之29,100,000美元。此乃主要由於與協辦人有關之結餘減少所致，該項已計入其他應收款項及預付款項。

   於二零零六年十二月三十一日，與協辦人有關之結餘為無抵押、免息及代表墊款予協辦人以支付捕撈牌照，以獲准於俄羅斯經濟水域捕撈，以及獲得其後於二零零七年一月簽訂之新船舶經營協議。

   與協辦人有關之結餘於扣除就船主代表本集團支付款項而應付該等船主之款項後列賬。此項對銷已根據本集團成員公司、該等船主及協辦人所訂安排進行。

2. 遞延開支及遞延船舶租賃包括：

遞延開支

	二零零七年十二月三十一日 千美元	二零零六年十二月三十一日 千美元
第一份船舶經營協議	6,781	2,878
第二份船舶經營協議	3,086	4,050
第三份船舶經營協議	1,587	–
第四份船舶經營協議	5,095	–
	16,549	6,928

遞延船舶租賃

	二零零七年十二月三十一日 千美元	二零零六年十二月三十一日 千美元
即期部分		
第一份船舶經營協議	5,600	5,600
第二份船舶經營協議	8,200	8,200
第三份船舶經營協議	8,333	–
	22,133	13,800
非即期部分		
第一份船舶經營協議	28,000	33,600
第二份船舶經營協議	57,400	65,600
第三份船舶經營協議	133,334	–
	218,734	99,200

3. 物業、廠房及設備、商譽及其他無形資產增加之原因是於二零零七財政年度多次在秘魯收購魚粉廠及資產。

4. 貿易應付款項由二零零六財政年度之11,000,000美元增至二零零七財政年度之34,200,000美元，增幅為23,200,000美元，主要源自拖網業務客戶為保證於二零零八財政年度之捕魚期獲得魚類供應而自彼等收取之貿易訂金。

1(b)(ii) 本集團借貸及債務抵押總額。

於一年或以內到期或按要求償還之金額

於二零零七年十二月三十一日		於二零零六年十二月三十一日	
有抵押 千美元	無抵押 千美元	有抵押 千美元	無抵押 千美元
24,283	23,202	11,784	1,289

於一年後到期之金額

於二零零七年十二月三十一日		於二零零六年十二月三十一日	
有抵押 千美元	無抵押 千美元	有抵押 千美元	無抵押 千美元
6,419	239,823	3,744	247,975

抵押品詳情

本集團位於秘魯賬面淨值約為19,100,000美元（二零零六年十二月三十一日：32,100,000美元）之若干辦公室物業、魚粉加工廠房、船舶及車輛乃按融資租約持有。存貨貸款以賬面淨值約18,000,000美元（二零零六年十二月三十一日：10,500,000美元）存於秘魯之魚粉存貨作抵押。

1(c) **本集團現金流量表連同上一個財政年度同期之比較報表。**

	本集團	
	截至下列日期止年度	
	二零零七年十二月三十一日	二零零六年十二月三十一日
	千美元	*千美元*
經營業務：		
除所得稅前溢利	90,315	48,416
調整項目：		
遞延船舶租賃攤銷	22,133	13,800
優先票據發行支出攤銷	1,280	—
折舊支出	8,224	2,100
出售物業、廠房及設備之收益	(412)	—
利息支出	25,511	5,423
利息收入	(2,325)	(207)
淨資產公平值超出業務合併成本之差額	(19)	(828)
營運資金調動前之經營現金流量	144,707	68,704
貿易應收款項	5,519	(67)
其他應收款項及預付款項	51,847	(38,046)
遞延支出	(8,059)	(3,984)
存貨	(9,171)	(10,697)
貿易應付款項	18,985	695
其他應付款項及應計開支	(4,336)	1,958
法定僱員溢利攤分	(231)	165
經營業務產生之現金	199,261	18,728
已付利息	(20,804)	(4,478)
已付所得稅	(4,533)	(1,595)
經營業務產生之現金淨額	173,924	12,655

	本集團 截至下列日期止年度 二零零七年 十二月 三十一日 *千美元*	 二零零六年 十二月 三十一日 *千美元*
投資業務：		
收購附屬公司*（附註A）*	(54,289)	(105,117)
於附屬公司之投資增加	(1,551)	–
購置物業、機器及設備	(65,298)	(7,485)
購買捕撈許可證	(22,634)	(2,122)
收購附屬公司之訂金	11,600	(11,600)
船舶租賃預付款項	(150,000)	(82,000)
於一家聯營公司之權益	(1,500)	–
已收利息	2,325	207
投資業務耗用之現金淨額	(281,347)	(208,117)
融資業務：		
發行股份所得款項淨額	72,902	40,933
發行優先票據所得款項淨額	–	216,043
銀行貸款所得款項，扣除還款	23,332	1,856
償還融資租賃承擔	(4,644)	(1,682)
已派股息	(22,927)	(16,279)
融資業務產生之現金淨額	68,663	240,871
現金及現金等值項目（減少）增加淨額	(38,760)	45,409
年初之現金及現金等值項目	57,238	11,829
年終之現金及現金等值項目	18,478	57,238
現金及現金等值項目包括：		
現金及銀行結餘	20,610	57,668
銀行透支	(2,132)	(430)
	18,478	57,238

附註A

所收購淨資產之公平值及產生之商譽如下：

	二零零七年十二月三十一日 千美元	二零零六年十二月三十一日 千美元
現金及銀行結餘	698	4,008
貿易應收款項	6,159	6,018
其他應收款項及預付款項	10,713	9,703
遞延支出	1,562	214
存貨	1,357	2,198
物業、機器及設備	28,009	82,084
漁船及魚粉加工廠牌照	23,415	22,453
貿易應付款項	(4,245)	(8,870)
其他應付款項及應計開支	(14,553)	(18,515)
應付所得稅	(304)	(4,222)
融資租約	(7,265)	(6,546)
法定僱員溢利攤分－非即期部分	(331)	(6,513)
遞延稅項負債	(12,062)	(17,876)
	33,153	64,136
收購產生之商譽	21,853	44,989
淨資產公平值超出業務合併成本之差額	(19)	–
總代價，以現金支付	54,987	109,125
收購產生之現金流出淨額：		
現金代價	54,987	109,125
所收購現金及現金等值項目	(698)	(4,008)
	54,289	105,117

1(d)(i) **反映發行人及本集團(i)全部權益變動或(ii)資本化發行及向股東作出分派以外權益變動之報表，連同上一個財政年度同期之比較報表。**

	股本 千美元	股份 溢價 千美元	重估 儲備 千美元	合併 儲備 千美元	保留 盈利 千美元	總計 千美元
本集團						
於二零零六年一月一日結餘	30,504	–	–	(30,503)	40,237	40,238
首次公開發售發行股份	5,700	35,233	–	–	–	40,933
年內溢利	–	–	–	–	47,968	47,968
重估物業升值	–	–	58	–	–	58
二零零五財政年度之末期股息2.36新加坡仙	–	–	–	–	(5,410)	(5,410)
二零零六財政年度之中期股息4.71新加坡仙	–	–	–	–	(10,869)	(10,869)
於二零零六年十二月三十一日結餘	36,204	35,233	58	(30,503)	71,926	112,918
於二零零七年一月一日結餘	36,204	35,233	58	(30,503)	71,926	112,918
以溢價發行股份	2,900	70,040	–	–	–	72,940
年內溢利	–	–	–	–	88,498	88,498
以溢價發行股份之支出	–	(38)	–	–	–	(38)
重估物業升值	–	–	1,134	–	–	1,134
二零零六財政年度之末期股息2.22新加坡仙	–	–	–	–	(5,681)	(5,681)
二零零七財政年度之中期股息3.29新加坡仙	–	–	–	–	(17,246)	(17,246)
於二零零七年十二月三十一日結餘	39,104	105,235	1,192	(30,503)	137,497	252,525

	股本	股份溢價	重估儲備	合併儲備	保留盈利	總計
	千美元	千美元	千美元	千美元	千美元	千美元
本公司						
於二零零六年一月一日結餘	30,504	–	–	–	8,105	38,609
首次公開發售發行股份	5,700	35,233	–	–	–	40,933
年內溢利	–	–	–	–	15,633	15,633
二零零五財政年度之末期股息2.36新加坡仙	–	–	–	–	(5,410)	(5,410)
二零零六財政年度之中期股息4.71新加坡仙	–	–	–	–	(10,869)	(10,869)
於二零零六年十二月三十一日結餘	36,204	35,233	–	–	7,459	78,896
於二零零七年一月一日結餘	36,204	35,233	–	–	7,459	78,896
以溢價發行股份	2,900	70,040	–	–	–	72,940
年內溢利	–	–	–	–	18,094	18,094
以溢價發行股份之支出	–	(38)	–	–	–	(38)
二零零六財政年度之末期股息2.22新加坡仙	–	–	–	–	(5,681)	(5,681)
二零零七財政年度之中期股息3.29新加坡仙	–	–	–	–	(17,246)	(17,246)
於二零零七年十二月三十一日結餘	39,104	105,235	–	–	2,626	146,965

1(d)(ii) **自上一個報告期間結束以來，由供股、紅股發行、股份購回、行使購股權或認股權證、兑換其他股本證券發行、發行股份以換取現金或作為收購代價或基於任何其他理由產生之任何本公司股本變動詳情。同時呈列於本報告財政期間結束時及上一個財政年度同期結束時兑換全部未行使可換股工具時可發行之股份數目，以及已發行股份總數（不包括發行人之庫存股份）中持作庫存股份之股份數目。**

於二零零七年一月二十四日，本公司已按每股3.98新加坡元（2.58美元）之價格發行29,000,000股每股面值0.10美元之新配售股份，以換取現金。

於二零零七年五月十日，本公司將其股本中每股面值0.10美元之普通股拆細為兩股其股本中每股面值0.05美元之普通股。

本公司之法定普通股股本為80,000,000美元，分為800,000,000股普通股，於拆細前已發行391,040,000股普通股。

於拆細後，本公司之法定股本為80,000,000美元，分為1,600,000,000股普通股，已發行782,080,000股普通股。

於二零零七財政年度內，本公司並無購回本身任何股份。

於本報告財政期間結束時及上一個財政年度同期結束時，本公司並無擁有任何未行使可換股工具及庫存股份。

1(d)(iii) 呈列於本財政期間結束時及上一年度結束時之已發行股份總數（不包括庫存股份）。

於本財政期間結束時之已發行股份總數（不包括庫存股份）：782,080,000股股份（二零零六年十二月三十一日：362,040,000股股份）。

1(d)(iv) 呈列於本報告財政期間結束時已銷售、轉讓、出售、註銷及／或使用之全部庫存股份列表。

不適用。

2. 有關數據是否經審核或審閱，並按哪些核數準則或慣例審核或審閱。

有關數據未經本公司核數師審核或審閱。

3. 如數據已經審核或審閱，則提供核數師報告（包括任何保留意見或重點事項）。

不適用。

4. 是否採用與發行人最近期經審核年度財務報表相同之會計政策及計算方法。

所採納會計政策及計算方法與截至二零零六年十二月三十一日止年度之經審核財務報表所應用者貫徹一致。

5. 倘會計政策及計算方法出現任何變動（包括會計準則所規定者），請註明所出現變動、變動原因及影響。

無

6. **本集團於本報告財政期間及上一個財政年度同期之每股普通股盈利(已扣除任何優先股股息撥備)。**

	本集團 截至下列日期止年度	
	二零零七年十二月三十一日	二零零六年十二月三十一日
每股普通股盈利		
(a) 根據已發行普通股加權平均數計算;及	11.37美仙	6.70美仙
(b) 按全面攤薄基準計算	不適用	不適用
每股基本及攤薄盈利乃根據下列數據計算:		
盈利	88,498,000美元	47,968,000美元
用於計算每股基本盈利之普通股加權平均數(*附註*)	778,266,301	716,271,781

附註: 作為比較之用,用以計算截至二零零六年十二月三十一日止年度每股基本盈利之普通股加權平均數已透過計入期內進行股份拆細之影響作出調整。由於並無可轉換為本公司股份之工具,因此每股攤薄盈利屬不適用。

7. **按發行人於下列期間結束時已發行股份總數(不包括發行人之庫存股份)計算,發行人及本集團每股普通股資產淨值:**

(a) **本報告財政期間;及**

(b) **上一個財政年度。**

	本集團		本公司	
	二零零七年十二月三十一日	二零零六年十二月三十一日	二零零七年十二月三十一日	二零零六年十二月三十一日
按報告期間結束時現有已發行股本計算之每股普通股資產淨值	0.32美元	0.16美元	0.19美元	0.11美元

作為比較之用,截至二零零六年十二月三十一日止年度之已發行股本已作出調整,猶如拆細已於二零零六財政年度開始時進行。

8. **本集團之表現回顧，須涵蓋足以合理了解本集團業務所需資料。回顧必須論述下列項目：**

(a) 影響本集團於本報告財政期間之營業額、成本及盈利之任何重大因素，包括（如適用）季節性或週期性因素；及

(b) 影響本集團於本報告財政期間之現金流量、營運資金、資產或負債之任何重大因素。

營業額及溢利

二零零七財政年度與二零零六財政年度比較

於截至二零零七年十二月三十一日止財政年度（「二零零七財政年度」），本集團錄得總營業額406,400,000美元，較二零零六財政年度增加160.4%。

按業務劃分，拖網業務佔二零零七財政年度總營業額71.3%，而魚粉加工業務則佔餘下28.7%。

按地區市場分析，中華人民共和國（「中國」）仍為本集團最大市場，佔總營業額53.7%；向日本及韓國作出之魚類及高檔魚產品銷售佔27.3%，而向歐洲作出之魚柳及魚粉銷售則佔10.3%。

全年毛利由二零零六財政年度之59,600,000美元增加137.1%至141,300,000美元，而除利息、稅項、折舊及攤銷前盈利（EBITDA）則由69,700,000美元增加111.4%至147,500,000美元。除稅後純利由去年48,000,000美元增長84.5%至88,500,000美元。

營業額及溢利增長歸功於以下於二零零七財政年度實行之增長措施：

i. 於二零零七年一月簽訂第三份及第四份船舶經營協議（「船舶經營協議」），本集團之拖網船隊因而由14艘增至23艘，捕撈能力亦得以提升；及

ii. 透過收購16艘圍網捕撈船舶及3家魚粉加工廠，擴展在秘魯之魚粉業務。

於財政年度內，本集團之拖網業務一如管理層預期成功捕撈大量魚穫。本集團亦借助市場上之商機，透過收購位於秘魯沿海策略地點之魚粉加工廠，提升其於秘魯之魚粉加工能力，同時擴充其秘魯船隊，以增加原料來源。

隨著實行上述擴展業務計劃，整體成本及支出於二零零七財政年度上升。由於在二零零六財政年度第四季度開展捕撈業務，銷售成本較去年大幅增加，加上第四份船舶經營協議與本集團較早前三份船舶經營協議之預付船舶租賃支出基準不同，是按每日船舶租賃支出之基準，導致船舶經營支出增加。由於業務範疇擴大，銷售及行政支出亦較去年同期上升。財務支出增加，主要源自本集團之秘魯附屬公司所發行於二零一三年到期之9.25厘優先票據（「優先票據」）之應付利息支出，發行優先票據之所得款項已全數用作本集團於秘魯進行收購之資金。

資產負債表

資產

於二零零七年十二月三十一日，本集團資產總值為654,200,000美元，包括非流動資產533,500,000美元及流動資產120,700,000美元。

非流動資產由二零零六年十二月三十一日之270,000,000美元增至二零零七年十二月三十一日之533,500,000美元，此乃由於第三份船舶經營協議令遞延船舶租賃增加，加上於二零零七財政年度在秘魯收購額外魚粉加工廠及圍網捕撈船舶所致。

流動資產由167,800,000美元減至二零零七年十二月三十一日之120,700,000美元，主要由於動用於二零零六年十二月三十一日之優先票據所得款項，作為於二零零七財政年度投資秘魯業務之資金所致。

負債

於二零零七年十二月三十一日，本集團負債總額為401,700,000美元，包括非流動負債282,900,000美元及流動負債118,800,000美元。

流動負債由二零零六年十二月三十一日之48,400,000美元增至二零零七年十二月三十一日之118,800,000美元，主要由於為撥付在本年度第四季度生產魚粉及準備拖網業務於二零零八財政年度之捕魚期所需資金，導致短期借貸及貿易應付款項增加所致。

本集團之資產負債比率為44.9%， 而於二零零六年十二月三十一日為60.5%。

於報告期間結算日，本集團亦維持營運資金淨額1,900,000美元以及現金及銀行存款20,600,000美元。

9. **倘過往已向股東披露任何預測或前瞻性聲明，請列明該預測或前瞻性聲明與實際業績之差別。**

二零零七財政年度業績公告與於二零零七財政年度第三季度業績公告向股東披露之前瞻性聲明一致。

10. **於本公告刊發日期，對本集團所營運行業之重大趨勢及競爭情況及於下一個報告期間及未來十二個月可能對本集團構成影響之任何已知因素或事項之評論。**

全球需求前景

展望來年，全球魚類及魚產品需求將持續殷切。隨著魚類需求不斷上升，本集團之主要魚類品種阿拉斯加狹鱈魚於二零零八年之全球供應短缺，大有可能令本集團受惠。中國政府計劃增加豬肉及海產食品之生產，因此預期魚粉需求同樣保持強勁。魚粉乃水產養殖之蝦和魚、豬、家禽及其他動物飼料之主要成分，而且中國大量使用秘魯魚粉，用量為全球之冠。

增長策略

在全球供應有限但需求不斷增加之環境下，管理層將繼續實行爭取獲准較長期捕撈受規管魚類資源之主要策略。透過簽訂更多船舶經營協議或進行策略收購擴充船隊，加上發掘較少被開發之捕撈場，例如位於南太平洋之捕撈場，將可實現上述目標。除此之外，管理層將繼續專注提升效率，以自本集團現有業務爭取最大回報。

二零零八財政年度之增長動力

(I) 二零零八財政年度捕魚量增加

預期本集團拖網業務於目前捕撈場及將於二零零八財政年度第二季度開始之南太平洋新捕撈場所得魚穫將會增加。本集團將調派3艘已升級大型拖網漁船至南太平洋進行有關業務。

(II) 重組第四份船舶經營協議

管理層正就重組第四份船舶經營協議之條款積極進行磋商，以求由按每日船舶租賃支出之基準改為按預付船舶租賃支出之基準。

(III) 提升秘魯業務效率

本集團於二零零七財政年度在秘魯收購合共16艘船舶及3家魚粉加工廠。有關收購令本集團之魚類總承載量由於二零零六財政年度結算日之5,228立方米增至目前之9,395立方米，相當於秘魯業內鋼鐵船舶總承載量之5.3%。同時，本集團之魚粉加工能力亦於同期由每小時381噸提升至每小時545噸，相當於秘魯總加工能力之6.1%。

船隊規模擴大將讓本集團可以捕獲更多魚類作為原料，魚粉加工廠增加亦將增加本集團船隊於捕撈期間可以卸下魚穫之地點，從而縮短捕撈活動所需時間及提升船隊效率，讓本集團在秘魯捕撈制度下擁有更大競爭優勢。

本集團將維持審慎之收購策略，確保日後進行之廠房或船舶收購可為投資帶來合理回報或締造協同效益，以配合本集團整體增長策略。

在並無不可預見之情況下，本集團有信心於二零零八財政年度繼續錄得盈利。

11. 股息

(a) 本報告財政期間

本報告財政期間有否宣派任何股息？有

股息名稱	首次	末期
股息類別	現金	現金
每股股息金額（仙）	每股普通股 3.29新加坡仙（毋須繳稅）	每股普通股 2.19新加坡仙（毋須繳稅）
股份面值	0.05美元	0.05美元
稅率	毋須繳稅	毋須繳稅

(b) 上一個財政年度同期

上一個財政年度同期有否宣派任何股息？有

股息名稱	首次	末期
股息類別	現金	現金
每股股息金額（仙）	每股普通股 4.71新加坡仙（毋須繳稅）	每股普通股 2.22新加坡仙（毋須繳稅）
股份面值	0.1美元	0.1美元
稅率	毋須繳稅	毋須繳稅

計算上次首次及末期股息所用已發行股份數目分別為362,040,000股及391,040,000股，即於股份拆細前之已發行股份數目。就比較而言，假設股份拆細已於股息宣派日期發生，則首次及末期股息之每股股息金額將分別為每股普通股2.36及1.11新加坡元（毋須繳稅）。

(c) *應付款日期*

倘於股東週年大會獲批准，擬派股息將於即將公佈日期派付。

(d) *截止過戶日期*

本公司將於較後日期通知截止登記股份過戶及股東名冊日期，以釐定股東享有之擬派末期股息權益。

12. 倘並無宣派／建議派付股息，則發出有關聲明。

不適用。

13. 按發行人最近期經審核全年財務報表所呈列本集團業務或地區分類劃分之分類營業額及業績，連同上一年度之比較資料。

地區分類

	太平洋*		秘魯水域		大西洋		印度洋		總計	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
營業額	287,712	149,151	118,607	6,378	30	413	20	99	406,369	156,041
分類業績	95,013	56,002	26,961	320	30	413	20	99	122,024	56,834
財務支出									(26,791)	(5,423)
未分配公司支出									(4,918)	(2,995)
除所得稅前溢利									90,315	48,416
所得稅開支									(1,817)	(448)
年內純利									88,498	47,968
其他資料										
分類資產	311,482	150,585	342,751	286,691	–	511	–	–	654,233	437,787
未分配公司資產									–	–
資產總值									654,233	437,787
分類負債	20,799	8,186	53,237	29,995	–	–	–	–	74,036	38,181
未分配公司負債									327,672	286,688
負債總額									401,708	324,869
資本開支	182,459	83,567	111,262	159,165	–	–	–	–	293,721	242,732
折舊及攤銷	22,481	13,985	9,156	1,915	–	–	–	–	31,637	15,900

* *不包括秘魯水域*

按客戶所在地（與捕撈地點不同）劃分之營業額如下：

營業額

	太平洋*		秘魯水域		大西洋		印度洋		總計	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
中華人民共和國	160,364	74,484	57,843	2,949	30	413	20	99	218,257	77,945
日本及韓國	103,086	54,467	7,668	–	–	–	–	–	110,754	54,467
東南亞	–	–	20,930	–	–	–	–	–	20,930	–
南美洲	–	–	4,782	1,605	–	–	–	–	4,782	1,605
歐洲	24,262	19,521	17,677	216	–	–	–	–	41,939	19,737
其他**	–	679	9,707	1,608	–	–	–	–	9,707	2,287
	287,712	149,151	118,607	6,378	30	413	20	99	406,369	156,041

* *不包括秘魯水域*

** *其他包括非洲、北美洲、越南及菲律賓*

14. 於回顧表現時，導致按業務或地區分類劃分之營業額及盈利貢獻出現任何重大變動之因素。

有關按業務或地區分類劃分之表現回顧詳情，請參閱第8項。

15. 銷售額分析。

	本集團		
	二零零七年	二零零六年	變動
	千美元	千美元	
所呈報上半年銷售額	232,371	81,694	+184.4%
上半年經營溢利	50,642	33,401	+51.6%
所呈報下半年銷售額	173,998	74,347	+134.0%
下半年經營溢利	37,856	14,567	+159.9%

16. 發行人最近全年及上一個全年年度股息總額（以美元計）之分析。

年度股息總額

	最近全年	上一個全年
	千美元	千美元
普通股	29,499	16,550
優先股	–	–
總計：	29,499	16,550

17. **有利益關係人士交易：**

有利益關係人士名稱	回顧財政年度內所有有利益關係人士交易總值（不包括低於100,000新加坡元之交易及根據新加坡證交所上市手冊第920條按股東授權進行之交易）		所有根據新加坡證交所上市手冊第920條按股東授權進行之有利益關係人士交易總值（不包括低於100,000新加坡元之交易）	
	二零零七年	**二零零六年**	**二零零七年**	**二零零六年**
	千美元	*千美元*	*千美元*	*千美元*
太平洋恩利（控股）有限公司及其附屬公司：				
銷售魚糭	–	–	–	–
購置燃料庫及其他船舶補給品	–	–	–	–

承董事會命
公司秘書
Yvonne Choo

二零零八年二月十四日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2007 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 64% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the third quarter and nine months ended 31 December 2007.

This announcement is a reproduction of the announcement made by PAH pursuant to the Listing Manual of Singapore Exchange Securities Trading Limited on 14 February 2008. Hereinbelow is the unaudited results of PAH and PAH Group for the third quarter and nine months ended 31 December 2007 is issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

14 February 2008

Below is the content of the announcement of PAH released in Singapore on 14 February 2008.

Note: The expressions "Company" and "Group" mean Pacific Andes (Holdings) Limited and Pacific Andes (Holdings) Limited and its subsidiaries respectively.

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

Income Statement for the Third Quarter and Nine months ended 31 December 2007

	Group					
	Third quarter ended		Increase/ (decrease)	Nine months ended		Increase/ (decrease)
	31.12.2007	**31.12.2006**		**31.12.2007**	**31.12.2006**	
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Revenue	1,113,018	732,104	52.0	4,838,204	2,984,156	62.1
Cost of sales	(839,167)	(597,920)	40.3	(3,834,505)	(2,473,394)	55.0
Gross profit	273,851	134,184	104.1	1,003,699	510,762	96.5
Other operating income	16,219	29,496	(45.0)	23,729	32,385	(26.7)
Selling and distribution expenses	(4,627)	(4,203)	10.1	(84,928)	(18,139)	368.2
Administrative expenses	(74,368)	(50,371)	47.6	(145,774)	(88,326)	65.0
Finance costs	(111,348)	(57,654)	93.1	(293,959)	(119,390)	146.2
	99,727	51,452	93.8	502,767	317,292	58.5
Share of results of associates	(233)	281	(182.9)	50	1,113	(95.5)
Profit before income tax	99,494	51,733	92.3	502,817	318,405	57.9
Income tax expenses	12,701	(566)	(2,344.0)	(10,818)	(4,316)	150.6
Profit for the period	112,195	51,167	119.3	491,999	314,089	56.6
Attributable to:						
Equity holders of the Company	78,804	31,103	153.4	260,754	161,642	61.3
Minority interests	33,391	20,064	66.4	231,245	152,447	51.7
	112,195	51,167	119.3	491,999	314,089	56.6

	Group					
	Third quarter ended		**Increase/**	**Nine months ended**		**Increase/**
	31.12.2007	**31.12.2006**	**(decrease)**	**31.12.2007**	**31.12.2006**	**(decrease)**
	HK$'000	*HK$'000*	*%*	*HK$'000*	*HK$'000*	*%*
Other operating income including interest income	16,219	29,496	(45.0)	23,729	32,385	(26.7)
Interest on borrowings	(108,791)	(57,654)	88.7	(286,403)	(119,390)	139.9
Amortisation of senior notes issuing expenses including in finance cost	(2,557)	–	NM	(7,556)	–	NM
Amortisation of deferred charter hire	(43,160)	(26,910)	60.4	(129,480)	(80,730)	60.4
Depreciation expenses	(18,782)	(20,232)	(7.2)	(52,891)	(30,329)	74.4
Net gain on disposal of property, plant and equipment	3,214	–	NM	4,111	–	NM
Foreign exchange (loss) gain	(13,851)	17,957	(177.1)	(13,862)	18,894	(173.4)

Note: A substantial portion of the Group's profit neither arises in, nor is derived from any tax jurisdictions and consequently is not subject to tax.

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group		Company	
	31.12.2007	**31.03.2007**	**31.12.2007**	**31.03.2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	1,532,659	863,851	–	–
Investment properties	15,320	15,250	–	–
Goodwill	2,582,777	474,554	–	–
Deferred charter hire	1,706,120	1,835,600	–	–
Interests in subsidiaries	–	–	3,267,355	811,119
Interests in associates	12,671	921	–	–
Other intangible assets	553,598	255,761	–	–
	6,403,145	3,445,937	3,267,355	811,119
CURRENT ASSETS				
Inventories	660,879	758,207	–	–
Trade receivables	1,034,667	1,562,552	–	–
Trade receivables with insurance coverage	–	1,776	–	–
Other receivables and prepayments	1,230,607	883,731	–	–
Current portion of deferred charter hire	172,640	172,640	–	–
Advances to suppliers	–	15,600	–	–
Bills receivable	177,207	68,632	–	–
Tax recoverable	743	–	–	–
Pledged deposits	123	291	–	–
Bank balances and cash	234,156	169,776	546	51
	3,511,022	3,633,205	546	51
CURRENT LIABILITIES				
Trade and other payables	573,190	518,261	5,292	–
Income tax payable	19,500	40,299	–	–
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	2,006	5,740	–	–
Bank advances drawn on bills and discounted trade receivables with insurance coverage	182,465	78,228	–	–
Current portion of finance leases	20,784	17,970	–	–
Current portion of interest-bearing bank borrowings	1,447,667	1,246,664	–	–
	2,245,612	1,907,162	5,292	–

	Group		Company	
	31.12.2007	**31.03.2007**	**31.12.2007**	**31.03.2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NET CURRENT ASSETS (LIABILITIES)	1,265,410	1,726,043	(4,746)	51
NON-CURRENT LIABILITIES				
Finance leases	50,070	31,994	–	–
Interest-bearing bank borrowings	353,639	450,825	–	–
Statutory employees' profit share	52,868	50,242	–	–
Convertible bonds	615,272	–	615,272	–
Senior notes	1,695,116	1,687,558	–	–
Deferred tax liabilities	232,732	170,285	–	–
Deferred consideration payable	416,520	–	–	–
	3,416,217	2,390,904	615,272	–
NET ASSETS	4,252,338	2,781,076	2,647,337	811,170
CAPITAL AND RESERVES				
Share capital	1,286,946	576,595	1,286,946	576,595
Reserves	2,205,737	988,693	1,360,391	234,575
Attributable to equity holders of the Company	3,492,683	1,565,288	2,647,337	811,170
Minority interests	759,655	1,215,788	–	–
TOTAL EQUITY	4,252,338	2,781,076	2,647,337	811,170

Note: Deferred charter hire represent the prepayment made by China Fisheries International Limited, a wholly-owned subsidiary of China Fishery Group Limited, for long term chartering of fishing vessels.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31.12.2007		As at 31.03.2007	
Secured	**Unsecured**	**Secured**	**Unsecured**
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
21,525	1,629,391	83,582	1,259,280

Amount repayable after one year

As at 31.12.2007		As at 31.03.2007	
Secured	**Unsecured**	**Secured**	**Unsecured**
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
52,707	2,661,390	35,195	2,135,182

Details of any collateral

The Group had pledged land and buildings with aggregate net carrying values of approximately HK$19.4 million (31.3.2007: HK$19.6 million) to secure the mortgage loan of the Group granted by a bank.

Certain of the Group's property, plant and equipment in Peru are held under finance leases with net carrying value of approximately HK$149.0 million (31.3.2007: HK$209.1 million).

Inventory totaling HK$140.4 million (31.3.2007: HK$83.4 million) of a Peruvian subsidiary of China Fishery Group Limited are pledged as security for certain short term bank borrowings for that Peruvian subsidiary.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Third quarter ended		Nine months ended	
	31.12.2007	**31.12.2006**	**31.12.2007**	**31.12.2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Operating activities				
Profit before income tax	99,494	51,733	502,817	318,405
Adjustments for:				
Share of results of associates	233	(281)	(50)	(1,113)
Interest expenses	108,791	57,654	286,403	119,390
Interest income	(9,721)	(4,452)	(15,790)	(5,009)
Amortisation of deferred charter hire	43,160	26,910	129,480	80,730
Amortisation of senior notes issuing expenses	2,557	–	7,556	–
Depreciation expenses	18,782	20,232	52,891	30,329
Excess of fair value of net assets over cost of business combination	(149)	–	(149)	–
Gain on revaluation on land and buildings	(392)	–	(392)	–
Gain on revaluation on investment properties	(70)	(200)	(70)	(200)
Gain on disposal of property, plant and equipment	(3,214)	–	(4,111)	–
Operating cash flows before movements in working capital	259,471	151,596	958,585	542,532
Inventories	(105,350)	(124,311)	107,914	213,042
Trade receivables, other receivables and prepayments	(32,676)	(160,977)	315,600	324,823
Advances to suppliers	6,913	(269,350)	15,600	(315,900)
Bills receivable	(32,868)	(84,144)	(108,575)	(8,834)
Trade and other payables	211,874	(50,802)	(82,266)	6,741
Statutory employees' profit share	(3,651)	–	(1,996)	–
Cash generated from (used in) operations	303,713	(537,988)	1,204,862	762,404
Interest paid	(75,579)	(57,654)	(249,200)	(119,390)
Income tax paid	(326)	–	(33,325)	(445)
Net cash from (used in) operating activities	227,808	(595,642)	922,337	642,569
Investing activities				
Interest received	9,721	4,452	15,790	5,009
Proceeds on disposal of property, plant and equipment	3,214	–	4,111	–
Purchase of property, plant and equipment	(151,727)	(758)	(558,861)	(25,449)
Purchase of other intangible assets	(166,683)	(107)	(166,683)	(16,655)
Payment of charter hire	–	–	–	(249,600)
Escrow account	–	–	6,169	–
Increase in investment of a subsidiary	(12,098)	–	(12,098)	–
Net cash outflow arising on acquisition of subsidiaries *(Note (a))*	(201,169)	(808,895)	(352,402)	(844,983)
Net cash outflow for acquisition of additional interest in subsidiaries *(Note (b))*	(9,902)	–	(2,370,182)	–
Net cash used in investing activities	(528,644)	(805,308)	(3,434,156)	(1,131,678)

	Third quarter ended		Nine months ended	
	31.12.2007	**31.12.2006**	**31.12.2007**	**31.12.2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Financing activities				
Dividend paid	–	–	(37,232)	(59,750)
Dividend paid to minority shareholders	(29,580)	–	(39,369)	(19,902)
Net cash (repaid to) advanced from Pacific Andes International Holdings Limited and its subsidiaries	(2,222)	551	(3,734)	1,283
Net proceeds from issuing convertible bonds	–	–	707,949	–
Net proceeds from issue of shares	–	–	1,783,587	–
Bank advances drawn on bills and discounted trade receivables with insurance coverage raised	33,854	91,045	104,237	7,604
Net finance leases (repaid) raised	(61,325)	41,979	(35,773)	50,659
Net bank borrowings raised (repaid)	349,375	150,254	94,407	(526,731)
Proceeds from issue of senior notes	–	1,681,253	–	1,681,253
Decrease (increase) in pledged deposits	168	184	168	(103)
Net cash from financing activities	290,270	1,965,266	2,574,240	1,134,313
Net (decrease) increase in cash and cash equivalents	(10,566)	564,316	62,421	645,204
Exchange difference arising in consolidation	(1,776)	(21,617)	(1,282)	(23,140)
Cash and cash equivalents at beginning of the period	233,429	238,415	159,948	159,050
Cash and cash equivalents at end of the period *(Note (c))*	221,087	781,114	221,087	781,114

Note (a)

Net cash outflow arising on acquisition of subsidiaries

	Nine months ended	
	31.12.2007	**31.12.2006**
	HK$'000	*HK$'000*
Net assets acquired of:		
Property, plant and equipment	155,525	613,220
Other intangible assets	131,154	211,063
Trade and other receivables	132,815	56,839
Inventories	10,586	12,940
Bank balances and cash	3,916	29,203
Trade and other payables	(156,271)	(186,593)
Interest-bearing bank borrowings	–	(9,352)
Finance leases	(56,663)	–
Statutory employees' profit share – non-current	(2,585)	–
Income tax payable	(2,375)	–
Deferred tax liabilities	(61,037)	(116,251)
	155,065	611,069
Goodwill arising on acquisition	201,402	263,117
Excess of fair value of net assets over cost of business combination	(149)	–
Total consideration, satisfied by cash	356,318	874,186
Net cash outflow arising on acquisition:		
Cash consideration	356,318	874,186
Bank balances and cash acquired	(3,916)	(29,203)
	352,402	844,983

Note (b)

Net cash outflow for acquisition of additional interest in subsidiaries

	Nine months ended 31.12.2007 *HK$'000*
Minority interests	650,791
Goodwill arising on acquisition	2,135,911
Total consideration	2,786,702
Satisfied by	
Cash consideration	2,370,182
Deferred consideration payable	416,520
	2,786,702
Net cash outflow arising on acquisition:	
Cash consideration	2,370,182

Note (c)

	Nine months ended	
	31.12.2007 *HK$'000*	**31.12.2006** *HK$'000*
Bank balances and cash	234,156	790,194
Bank overdrafts	(13,069)	(9,080)
	221,087	781,114

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Attributable to equity holders of the Company									
	Share capital *HK$'000*	Share premium *HK$'000*	Revaluation reserve *HK$'000*	Merger reserve *HK$'000*	Currency exchange translation reserve *HK$'000*	Other reserve *HK$'000*	Capital reserve *HK$'000*	Retained profits *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
Group										
Balance at 1 April 2006	576,595	24,272	453	-	(518)	-	-	685,567	559,223	1,845,592
Revaluation reserve arising on the Group's overseas operations	-	-	(312)	-	-	-	-	-	312	-
Exchange difference on translation of the Group's overseas operations	-	-	-	-	(837)	-	-	-	24	(813)
Final dividend of FY2006	-	-	-	-	-	-	-	(59,750)	(13,284)	(73,034)
Dividend paid	-	-	-	-	-	-	-	-	(6,618)	(6,618)
Profit for the period	-	-	-	-	-	-	-	130,539	132,383	262,922
Balance at 30 September 2006	576,595	24,272	141	-	(1,355)	-	-	756,356	672,040	2,028,049
Revaluation reserve arising on the Group's overseas operations	-	-	475	-	-	-	-	-	-	475
Exchange difference on translation of the Group's overseas operations	-	-	-	-	(361)	-	-	-	(24)	(385)
Effect of merger of subsidiaries	-	-	-	639	-	-	-	-	1,415	2,054
Interim dividend of FY2007	-	-	-	-	-	-	-	(43,512)	-	(43,512)
Profit for the period	-	-	-	-	-	-	-	31,103	20,064	51,167
Balance at 31 December 2006	576,595	24,272	616	639	(1,716)	-	-	743,947	693,495	2,037,848

	Attributable to equity holders of the Company									
	Share capital	Share premium	Revaluation reserve	Merger reserve	Currency exchange translation reserve	Other reserve	Capital reserve	Retained profits	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1 April 2007	576,595	24,272	1,551	-	(3,137)	-	-	966,007	1,215,788	2,781,076
Equity portion of convertible bonds	-	-	-	-	-	-	46,806	-	-	46,806
Issue of shares by conversion of convertible bonds	13,128	57,852	-	-	-	-	(4,580)	-	-	66,400
Issue of shares by Right Issues	697,223	1,115,556	-	-	-	-	-	-	-	1,812,779
Transaction costs attributable to issue of new shares	-	(29,192)	-	-	-	-	-	-	-	(29,192)
Revaluation reserve arising on the Group's overseas operations	-	-	4,408	-	-	-	-	-	1,649	6,057
Exchange difference on translation of the Group's overseas operations	-	-	-	-	(639)	-	-	-	1,133	494
Acquisition of additional interest in a subsidiary	-	-	-	-	-	(191,891)	-	-	(647,867)	(839,758)
Final dividend of FY2007	-	-	-	-	-	-	-	(37,232)	-	(37,232)
Dividend paid	-	-	-	-	-	-	-	-	(39,369)	(39,369)
Profit for the period	-	-	-	-	-	-	-	181,950	197,854	379,804
Balance at 30 September 2007	1,286,946	1,168,488	5,959	-	(3,776)	(191,891)	42,226	1,110,725	729,188	4,147,865
Transaction costs attributable to issue of new shares	-	(3,022)	-	-	-	-	-	-	-	(3,022)
Exchange difference on translation of the Group's overseas operations	-	-	-	-	(1,776)	-	-	-	-	(1,776)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	(2,924)	(2,924)
Profit for the period	-	-	-	-	-	-	-	78,804	33,391	112,195
Balance at 31 December 2007	1,286,946	1,165,466	5,959	-	(5,552)	(191,891)	42,226	1,189,529	759,655	4,252,338

	Attributable to equity holders of the Company				
	Share capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
Company					
Balance at 1 April 2006	576,595	24,272	–	302,870	903,737
Final dividend of FY2006	–	–	–	(59,750)	(59,750)
Net profit	–	–	–	8,882	8,882
Balance at 30 September 2006	576,595	24,272	–	252,002	852,869
Interim dividend of FY2007	–	–	–	(43,512)	(43,512)
Net profit	–	–	–	2,328	2,328
Balance at 31 December 2006	576,595	24,272	–	210,818	811,685
Balance at 1 April 2007	576,595	24,272	–	210,303	811,170
Equity portion of convertible bonds	–	–	46,806	–	46,806
Issue of shares by conversion of convertible bonds	13,128	57,852	(4,580)	–	66,400
Issue of shares by Right Issues	697,223	1,115,556	–	–	1,812,779
Transaction costs attributable to issue of new shares	–	(29,192)	–	–	(29,192)
Final dividend of FY2007	–	–	–	(37,232)	(37,232)
Net loss	–	–	–	(4,552)	(4,552)
Balance at 30 September 2007	1,286,946	1,168,488	42,226	168,519	2,666,179
Transaction costs attributable to issue of new shares	–	(3,022)	–	–	(3,022)
Net loss	–	–	–	(15,820)	(15,820)
Balance at 31 December 2007	1,286,946	1,165,466	42,226	152,699	2,647,337

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.

As at 31 December 2007, the outstanding Convertible Bonds amounted to US$83,900,000. Assuming full conversion of the outstanding Convertible Bonds at the conversion price of S$0.8553 per share, the number of ordinary shares to be issued would be 149,740,851.

There was no conversion of Convertible Bonds during 3QFY2008.

The Company did not issue any shares during 3QFY2008 (3QFY2007: Nil).

The Company did not make any purchases of its shares during 3QFY2008 (3QFY2007: Nil).

Save as disclosed above, the Company did not have any convertibles and treasury shares as at the end of 3QFY2008 (3QFY2007: Nil).

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

The total number of issued shares excluding treasury shares as at the end of the current financial period is 1,350,124,650 shares (31.3.2007: 662,215,616 shares).

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard).

The figures have not been audited nor reviewed by the Company's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the most recent audited financial statements for the year ended 31 March 2007.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

Earnings per ordinary share	**Group Third quarter ended**		**Group Nine months ended**	
	31.12.2007	**31.12.2006**	**31.12.2007**	**31.12.2006**
(i) Based on weighted average number of ordinary shares in issue; and	HK5.84 cents	HK3.03 cents	HK23.82 cents	HK15.75 cents
Weighted average number of ordinary shares used in calculation of basic earnings per share	1,350,124,650	1,026,070,350	1,094,614,769	1,026,070,350
(ii) Based on a fully diluted basis	N/A	N/A	N/A	N/A
Weighted average number of ordinary shares used in calculation of diluted earnings per share	N/A	N/A	N/A	N/A

The weight average number of ordinary shares used in calculation of basic earnings per share in third quarter and nine months ended of FY2007 have been adjusted by incorporating the effects of Rights Issue during the period.

As the interest expenses on convertible bonds have anti-dilution effect to the earnings per share, the fully diluted earnings per weighted average number of ordinary shares is the same as basic earnings per weighted average number of ordinary shares.

7. **Net asset value (for the issuer and the group) per ordinary share based on the total number of issued shares excluding treasury shares of the issuer at the end of the:**
   (a) current financial period reported; and
   (b) immediately preceding financial year

	Group		**Company**	
	31.12.2007	**31.03.2007**	**31.12.2007**	**31.03.2007**
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$3.15	HK$4.20	HK$1.96	HK$1.22

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Revenue and profits

Third quarter of FY2008 ("3QFY2008") vs Third quarter of FY2007 ("3QFY2007")

In 3QFY2008, the Group posted a 52.0% year-on-year growth in revenue to HK$1,113.0 million from HK$732.1 million, 104.1% rise in gross profit to HK$273.9 million from HK$134.2 million, and 153.4% growth in net profit attributable to equity holders of the Company to HK$78.8 million from HK$31.1 million.

Profit growth was bolstered by greater earnings contribution from the fishing division, helmed by China Fishery Group Limited ("CFGL"), in which the Group has raised its effective stake from 28.8% to 64.1%. The fishing division increased its revenue base significantly in the reporting period, by signing on new Vessel Operating Agreements ("VOAs") and expanding its fishmeal processing business in Peru.

As a result, the fishing division accounted for 55.0% of 3QFY2008 revenue as compared to 37.4% in the same period a year earlier. The Group also continued to deliver year-on-year growth in its frozen fish supply chain management ("frozen fish SCM") business, which accounted for 45.0% of 3QFY2008 turnover.

By geographical markets, the People's Republic of China ("PRC") accounted for 77.5% of 3QFY2008 total revenue, remaining as the Group's largest market. Due to seasonal demand and sales of Peruvian fishmeal, East Asia in 3QFY2008 accounted for 4.7% of sales, while Europe accounted for 12.6%. Sales to other markets around the world accounted for the remaining 5.2%.

As it was a seasonally lower quarter for the Group, costs and expenses saw year-on-year increases that are in line with a larger scale of operations. Finance costs, in particular, rose from HK$57.7 million to HK$111.3 million year-on-year due to:

i) Interest expenses attributable to US$93 million in 4% convertible bonds due 2012 issued by PAH, used in financing the Group's stake increase of CFGL;

ii) Interest expenses attributable to US$225 million in 9.25% senior notes due 2013 issued by CFGL's Peruvian subsidiary; and

iii) Rising short-term financing costs.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") rose 74.7% to HK$273.0 million, while profit after tax for the period rose 119.3% to HK$112.2 million.

Nine months ended 31 December 2007 ("9M2008") vs Nine months ended 31 December 2006 ("9MFY2007")

For 9MFY2008, the Group recorded total revenue of HK$4,838.2 million, a 62.1% increase year-on-year. This was supported by organic growth in the frozen fish SCM division, as well as the aforementioned expansionary efforts undertaken by the fishing division.

By business divisions, frozen fish SCM accounted for 54.1% of total revenue. Fishing accounted for the balance 45.9%.

Geographically, the PRC was the Group's largest market, accounting for 71.4% of total revenue, followed by East Asia which accounted for 17.2%. Sales to Europe accounted for 8.6%, while sales to other markets around the world accounting for the remaining 2.8%.

As the Group harnessed more of the value delivered by the fishing division through its stake increase in CFGL, gross profit rose 96.5% to HK$1,003.7 million in the reporting period, while EBITDA rose 78.8% to HK$979.1 million.

Due to the introduction of the Peruvian fishmeal business, the Group saw selling and distribution expenses increase from HK$18.1 million to HK$84.9 million. Finance costs have also increased from HK$119.4 million to HK$294.0 million in 9MFY2008 for reasons as explained above.

After accounting for tax and minority interests, net profit attributable to equity holders of the Company grew 61.3% to HK$260.8 million.

Balance Sheet

Assets

The Group's total assets as at 31 December 2007 was valued at HK$9,914.1 million, which comprised HK$6,403.1 million in non-current assets and HK$3,511.0 million in current assets.

Non-current assets increased to HK$6,403.1 million from HK$3,445.9 million as at 31 March 2007, due to goodwill arising from PAH's acquisition of the additional stake in CFGL, as well as acquisitions of 3 fishmeal plants and 11 vessels made in Peru by the fishing division during 9MFY2008.

Current assets decreased to HK$3,511.0 million from HK$3,633.2 million, in line with a seasonally lower period for its SCM division.

Liabilities

The Group's total liabilities as at 31 December 2007 amounted to HK$5,661.8 million, comprising HK$2,245.6 million in current liabilities and HK$3,416.2 million in non-current liabilities.

The increase in current liabilities from HK$1,907.2 million as at 31 March 2007 to HK$2,245.6 million is attributed to increased short-term trade financing and bank borrowings undertaken for working capital purposes.

The increase in non-current liabilities from HK$2,390.9 million as at 31 March 2007 to HK$3,416.2 million is mainly attributed to the Company's convertible bond issue, as well as the balance portion of the consideration payable in acquiring the additional stake in CFGL.

The Group had a debt-to-total-assets ratio of 44.0% as at 31 December 2007, compared with 49.6% as at 31 March 2007.

The Group had HK$1,265.4 million in net working capital and maintained HK$234.2 million in cash and bank balances as of the end of the reporting period.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The 3QFY2008 results are consistent with the prospect statement disclosed to shareholders in the announcement of its financial results for 2QFY2008.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and next 12 months.

The Group maintains a positive outlook on demand for fish and fish products globally, particularly from the People's Republic of China ("PRC").

In its frozen fish SCM business, the Group expects to continue benefiting from the increase in Chinese demand for fish for both domestic consumption as well as re-export. To enhance its competitiveness and efficiency amidst a prolonged global shortage of reefer vessel capacity, the division enlarged its transportation fleet from 2 to 4 vessels during 9MFY2008.

The Group's trawling operations are expected to deliver a higher volume of fish catch in the calendar year of 2008. The division is expected to commence fishing operations in the South Pacific Ocean in FY2009, adding a new revenue stream to the division. The Group will redeploy 3 upgraded supertrawlers from the North Pacific Ocean operation to the South Pacific Ocean. This being an improvement on the fleet utilisation rate. The Management is also in active negotiation to restructure the terms of the 4th VOA from a daily rental hire to a prepaid charter hire basis, which is aimed at reducing the amount of charter hire payable on an annual basis.

In its Peruvian fishmeal operations, the Group acquired a total of 16 vessels and 3 fishmeal plants in Peru during 9MFY2008. The larger fleet size will allow the Group to harvest more fish for raw material purposes, while increasing the number of fishmeal plants will also increase the number of discharging locations that the Group's fleet can have access to during fishing activities, thereby reducing fishing turnaround time and enhancing fleet efficiency.

Following the stake increase in CFGL, the Group now enjoys higher earnings contribution from the fishing division. Going forward, the Management will continue to explore ways to streamline the Group's holding structure and maximise such contribution.

In view of the above, and barring unforeseen circumstances, the Group is confident that it will achieve better performance for FY2008 as compared to FY2007. In terms of the next 12 months, considering the current and projected global economic outlook, the Group is optimistic that it will remain profitable in view of strong demand from the PRC and efficiency of the Group's integrated operations.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

None

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared for the nine months ended 31 December 2007.

13. Interested person transactions

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) Nine months ended		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) Nine months ended	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Pacific Andes International Holdings Limited and its subsidiaries				
Administrative expenses	–	–	16,530	15,488
Interest expenses	273	175	–	–

14. Confirmation by the Board Pursuant to Rule 705 (4)

We, Ng Joo Siang and Ng Joo Puay, Frank, being two directors of Pacific Andes (Holdings) Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the 3QFY2008 financial results to be false or misleading in any material aspect.

On behalf of the Board of Directors

Ng Joo Siang	**Ng Joo Puay, Frank**
Chairman	*Managing Director*

BY ORDER OF THE BOARD
Wan Tiew Leng, Lynn
Company Secretary

14 February 2008

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

海外監管公告

太平洋恩利（控股）有限公司
截至二零零七年十二月三十一日止第三季及九個月
之未經審核業績公告

太平洋恩利國際控股有限公司（「本公司」）之董事會（「董事」）欣然公布本公司擁有64%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」，其股份於新加坡證券交易所有限公司上市）及其附屬公司（「恩利控股集團」）截至二零零七年十二月三十一日止第三季及九個月之未經審核綜合業績。

本公告為恩利控股於二零零八年二月十四日遵照新加坡證券交易所有限公司之證券上市手冊編製公告之轉載。以下為根據香港聯合交易所有限公司證券上市規則第13.09條而刊發之恩利控股及恩利控股集團截至二零零七年十二月三十一日止第三季及九個月之未經審核業績。

董事

於本公告日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

二零零八年二月十四日

* *僅供識別*

以下為恩利控股於二零零八年二月十四日在新加坡所發佈公告之內容。

附註：「本公司」及「本集團」分別指太平洋恩利（控股）有限公司與太平洋恩利（控股）有限公司及其附屬公司。

第一部份－季度（第一季、第二季及第三季）、半年度及全年業績公告規定資料

1(a) 本集團收益表連同緊隨上一個財政年度同期之比較報表

截至二零零七年十二月三十一日止第三季及九個月之收益表

	本集團					
	截至下列日期止第三季			截至下列日期止九個月		
	二零零七年十二月三十一日 千港元	二零零六年十二月三十一日 千港元	增加／(減少) 百分比	二零零七年十二月三十一日 千港元	二零零六年十二月三十一日 千港元	增加／(減少) 百分比
營業額	1,113,018	732,104	52.0	4,838,204	2,984,156	62.1
銷售成本	(839,167)	(597,920)	40.3	(3,834,505)	(2,473,394)	55.0
毛利	273,851	134,184	104.1	1,003,699	510,762	96.5
其他經營收人	16,219	29,496	(45.0)	23,729	32,385	(26.7)
銷售及分銷支出	(4,627)	(4,203)	10.1	(84,928)	(18,139)	368.2
行政支出	(74,368)	(50,371)	47.6	(145,774)	(88,326)	65.0
財務支出	(111,348)	(57,654)	93.1	(293,959)	(119,390)	146.2
	99,727	51,452	93.8	502,767	317,292	58.5
所佔聯營公司業績	(233)	281	(182.9)	50	1,113	(95.5)
除所得税前溢利	99,494	51,733	92.3	502,817	318,405	57.9
所得税支出	12,701	(566)	(2,344.0)	(10,818)	(4,316)	150.6
期內溢利	112,195	51,167	119.3	491,999	314,089	56.6
應佔部分：						
本公司權益持有人	78,804	31,103	153.4	260,754	161,642	61.3
少數股東權益	33,391	20,064	66.4	231,245	152,447	51.7
	112,195	51,167	119.3	491,999	314,089	56.6

	本集團					
	截至下列日期止第三季			截至下列日期止九個月		
	二零零七年十二月三十一日	二零零六年十二月三十一日	增加／(減少)	二零零七年十二月三十一日	二零零六年十二月三十一日	增加／(減少)
	千港元	*千港元*	*百份比*	*千港元*	*千港元*	*百份比*
包括利息收入之其他經營收入	16,219	29,496	(45.0)	23,729	32,385	(26.7)
借貸利息	(108,791)	(57,654)	88.7	(286,403)	(119,390)	139.9
計入財務支出之優先票據發行支出攤銷	(2,557)	–	不具意義	(7,556)	–	不具意義
遞延船舶租賃攤銷	(43,160)	(26,910)	60.4	(129,480)	(80,730)	60.4
折舊支出	(18,782)	(20,232)	(7.2)	(52,891)	(30,329)	74.4
出售物業、機器及設備收益淨額	3,214	–	不具意義	4,111	–	不具意義
外匯兌換(虧損)收益	(13,851)	17,957	(177.1)	(13,862)	18,894	(173.4)

附註： 本集團大部分溢利既非產生自亦非源自任何稅務司法權區，故毋須課稅。

1(b)(i) 發行人及本集團資產負債表連同緊隨上一個財政年度結算日之比較報表。

	本集團		本公司	
	二零零七年十二月三十一日	二零零七年三月三十一日	二零零七年十二月三十一日	二零零七年三月三十一日
	千港元	千港元	千港元	千港元
非流動資產				
物業、機器及設備	1,532,659	863,851	–	–
投資物業	15,320	15,250	–	–
商譽	2,582,777	474,554	–	–
遞延船舶租賃	1,706,120	1,835,600	–	–
於附屬公司之權益	–	–	3,267,355	811,119
於聯營公司之權益	12,671	921	–	–
其他無形資產	553,598	255,761	–	–
	6,403,145	3,445,937	3,267,355	811,119
流動資產				
存貨	660,879	758,207	–	–
貿易應收款項	1,034,667	1,562,552	–	–
已投保貿易應收款項	–	1,776	–	–
其他應收款項及預付款項	1,230,607	883,731	–	–
遞延船舶租賃即期部分	172,640	172,640	–	–
墊款予供應商	–	15,600	–	–
應收票據	177,207	68,632	–	–
可收回稅項	743	–	–	–
已抵押存款	123	291	–	–
銀行結存及現金	234,156	169,776	546	51
	3,511,022	3,633,205	546	51
流動負債				
貿易及其他應付款項	573,190	518,261	5,292	–
應付所得稅	19,500	40,299	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	2,006	5,740	–	–
已投保票據及貿易應收款項之貼現銀行融資	182,465	78,228	–	–
融資租約即期部分	20,784	17,970	–	–
計息銀行借貸即期部分	1,447,667	1,246,664	–	–
	2,245,612	1,907,162	5,292	–

	本集團		本公司	
	二零零七年 十二月三十一日 *千港元*	二零零七年 三月三十一日 *千港元*	二零零七年 十二月三十一日 *千港元*	二零零七年 三月三十一日 *千港元*
流動資產／(負債)淨值	1,265,410	1,726,043	(4,746)	51
非流動負債				
融資租約	50,070	31,994	–	–
計息銀行借貸	353,639	450,825	–	–
法定僱員應佔溢利	52,868	50,242	–	–
可換股債券	615,272	–	615,272	–
優先票據	1,695,116	1,687,558	–	–
遞延税項負債	232,732	170,285	–	–
應付遞延代價	416,520	–	–	–
	3,416,217	2,390,904	615,272	–
資產淨值	4,252,338	2,781,076	2,647,337	811,170
資本及儲備				
股本	1,286,946	576,595	1,286,946	576,595
儲備	2,205,737	988,693	1,360,391	234,575
本公司權益持有人應佔	3,492,683	1,565,288	2,647,337	811,170
少數股東權益	759,655	1,215,788	–	–
資金總額	4,252,338	2,781,076	2,647,337	811,170

附註： 遞延船舶租賃指中漁集團有限公司全資附屬公司中漁國際有限公司就長期租賃捕撈船舶之預付款項。

1(b)(ii) **本集團借貸及債務抵押總額**

一年或以內應付或按要求支付款額

二零零七年十二月三十一日 有抵押 千港元	二零零七年十二月三十一日 無抵押 千港元	二零零七年三月三十一日 有抵押 千港元	二零零七年三月三十一日 無抵押 千港元
21,525	1,629,391	83,582	1,259,280

一年後應付款額

二零零七年十二月三十一日 有抵押 千港元	二零零七年十二月三十一日 無抵押 千港元	二零零七年三月三十一日 有抵押 千港元	二零零七年三月三十一日 無抵押 千港元
52,707	2,661,390	35,195	2,135,182

任何抵押品詳情

本集團已抵押賬面淨值合共約19,400,000港元(二零零七年三月三十一日:19,600,000港元)之土地及樓宇，以取得一家銀行向本集團授出之按揭貸款。

本集團於秘魯之若干物業、機器及設備以融資租約持有，賬面淨值約149,000,000港元(二零零七年三月三十一日:209,100,000港元)。

中漁集團有限公司一家秘魯附屬公司合共140,400,000港元(二零零七年三月三十一日:83,400,000港元)之存貨已作為該秘魯附屬公司若干短期銀行借貸之抵押。

1(c) 本集團現金流量表連同緊隨上一個財政年度同期之比較報表。

	截至下列日期止第三季 二零零七年 十二月三十一日 千港元	截至下列日期止第三季 二零零六年 十二月三十一日 千港元	截至下列日期止九個月 二零零七年 十二月三十一日 千港元	截至下列日期止九個月 二零零六年 十二月三十一日 千港元
經營業務				
除所得税前溢利	99,494	51,733	502,817	318,405
調整項目：				
所佔聯營公司業績	233	(281)	(50)	(1,113)
利息支出	108,791	57,654	286,403	119,390
利息收入	(9,721)	(4,452)	(15,790)	(5,009)
遞延船舶租賃攤銷	43,160	26,910	129,480	80,730
優先票據發行支出攤銷	2,557	–	7,556	–
折舊支出	18,782	20,232	52,891	30,329
淨資產公平值超出業務合併成本之差額	(149)	–	(149)	–
土地及樓宇重估盈餘	(392)	–	(392)	–
物業投資重估收益	(70)	(200)	(70)	(200)
出售物業、機器及設備收益	(3,214)	–	(4,111)	–
營運資金調動前之經營現金流量	259,471	151,596	958,585	542,532
存貨	(105,350)	124,311	107,914	213,042
貿易應收款項、其他應收款項及預付款項	(32,676)	(160,977)	315,600	324,823
墊款予供應商	6,913	(269,350)	15,600	(315,900)
應收票據	(32,868)	(84,144)	(108,575)	(8,834)
貿易及其他應付款項	211,874	(50,802)	(82,266)	6,741
法定僱員應佔溢利	(3,651)	–	(1,996)	–
經營業務產生（耗用）之現金	303,713	(537,988)	1,204,862	762,404
已付利息	(75,579)	(57,654)	(249,200)	(119,390)
已繳所得税	(326)	–	(33,325)	(445)
經營業務產生（耗用）之現金淨額	227,808	(595,642)	922,337	642,569
投資業務				
已收利息	9,721	4,452	15,790	5,009
出售物業、機器及設備所得款項	3,214	–	4,111	–
添置物業、機器及設備	(151,727)	(758)	(558,861)	(25,449)
購買其他無形資產	(166,683)	(107)	(166,683)	(16,655)
船舶租貸付款	–	–	–	(249,600)
託管賬戶	–	–	6,169	–
增加於一家附屬公司之投資	(12,098)	–	(12,098)	–
收購附屬公司產生之現金流出淨額 *(附註(a))*	(201,169)	(808,895)	(352,402)	(844,983)
收購附屬公司額外權益產生之現金流出淨額 *(附註(b))*	(9,902)	–	(2,370,182)	–
投資業務耗用之現金淨額	(528,644)	(805,308)	(3,434,156)	(1,131,678)

	截至下列日期止第三季		截至下列日期止九個月	
	二零零七年十二月三十一日	二零零六年十二月三十一日	二零零七年十二月三十一日	二零零六年十二月三十一日
	千港元	千港元	千港元	千港元
融資業務				
已派股息	–	–	(37,232)	(59,750)
已派予少數股東之股息	(29,580)	–	(39,369)	(19,902)
(償還)取得太平洋恩利國際控股有限公司及其附屬公司墊款之現金淨額	(2,222)	551	(3,734)	1,283
發行可換股債券所得款項淨額	–	–	707,949	–
發行股份所得款項淨額	–	–	1,783,587	–
籌得已投保票據及貿易應收款項之貼現銀行融資	33,854	91,045	104,237	7,604
(償還)籌得融資租賃淨額	(61,325)	41,979	(35,773)	50,659
籌得(償還)銀行借貸淨額	349,375	150,254	94,407	(526,731)
發行優先票據所得款項	–	1,681,253	–	1,681,253
已抵押存款減少(增加)	168	184	168	(103)
融資業務產生之現金淨額	290,270	1,965,266	2,574,240	1,134,313
現金及現金等值項目(減少)增加淨額	(10,566)	564,316	62,421	645,204
綜合賬目產生之匯兌差異	(1,776)	(21,617)	(1,282)	(23,140)
期初之現金及現金等值項目	233,429	238,415	159,948	159,050
期終之現金及現金等值項目 *(附註(c))*	221,087	781,114	221,087	781,114

附註(a)

收購附屬公司產生之現金流出淨額

	截至下列日期止九個月	
	二零零七年 十二月三十一日 *千港元*	二零零六年 十二月三十一日 *千港元*
購入資產淨值:		
物業、機器及設備	155,525	613,220
其他無形資產	131,154	211,063
貿易及其他應收款項	132,815	56,839
存貨	10,586	12,940
銀行結存及現金	3,916	29,203
貿易及其他應付款項	(156,271)	(186,593)
計息銀行借貸	–	(9,352)
融資租約	(56,663)	–
法定僱員應佔溢利-非即期部分	(2,585)	–
應付所得税	(2,375)	–
遞延税項負債	(61,037)	(116,251)
	155,065	611,069
收購產生之商譽	201,402	263,117
淨資產公平值超出業務合併成本之差額	(149)	–
以現金支付總代價	356,318	874,186
收購產生之現金流出淨額:		
現金代價	356,318	874,186
購入銀行結存及現金	(3,916)	(29,203)
	352,402	844,983

附註(b)

收購附屬公司額外權益產生之現金流出淨額	截至二零零七年十二月三十一日止九個月 *千港元*
少數股東權益	650,791
收購產生之商譽	2,135,911
總代價	2,786,702
以下列方式支付	
現金代價	2,370,182
應付遞延代價	416,520
	2,786,702
收購產生之現金流出淨額：	
現金代價	2,370,182

附註(c)

	截至下列日期止九個月	
	二零零七年十二月三十一日 *千港元*	二零零六年十二月三十一日 *千港元*
銀行結存及現金	234,156	790,194
銀行透支	(13,069)	(9,080)
	221,087	781,114

1(d)(i) 發行人及本集團以下報表顯示(i)資金所有變動或(ii)資本化發行及向股東派付產生者以外之資金變動，連同緊隨上一個財政年度同期之比較報表。

	本公司權益持有人應佔									
	股本	股份溢價	重估儲備	合併儲備	貨幣匯兌儲備	其他儲備	資本儲備	保留溢利	少數股東權益	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團										
於二零零六年四月一日結餘	576,595	24,272	453	–	(518)	–	–	685,567	559,223	1,845,592
本集團海外業務產生之重估儲備	–	–	(312)	–	–	–	–	–	312	–
換算本集團海外業務之匯兌差異	–	–	–	–	(837)	–	–	–	24	(813)
二零零六財政年度末期股息	–	–	–	–	–	–	–	(59,750)	(13,284)	(73,034)
已派股息	–	–	–	–	–	–	–	–	(6,618)	(6,618)
期內溢利	–	–	–	–	–	–	–	130,539	132,383	262,922
於二零零六年九月三十日結餘	576,595	24,272	141	–	(1,355)	–	–	756,356	672,040	2,028,049
本集團海外業務產生之重估儲備	–	–	475	–	–	–	–	–	–	475
換算本集團海外業務之匯兌差異	–	–	–	–	(361)	–	–	–	(24)	(385)
附屬公司合併之影響	–	–	–	639	–	–	–	–	1,415	2,054
二零零七財政年度中期股息	–	–	–	–	–	–	–	(43,512)	–	(43,512)
期內溢利	–	–	–	–	–	–	–	31,103	20,064	51,167
於二零零六年十二月三十一日結餘	576,595	24,272	616	639	(1,716)	–	–	743,947	693,495	2,037,848

	本公司權益持有人應佔								少數	
	股本	股份溢價	重估儲備	合併儲備	貨幣匯兌儲備	其他儲備	資本儲備	保留溢利	股東權益	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零七年四月一日結餘	576,595	24,272	1,551	–	(3,137)	–	–	966,007	1,215,788	2,781,076
可換股債券權益部分	–	–	–	–	–	–	46,806	–	–	46,806
兌換可換股債券發行股份	13,128	57,852	–	–	–	–	(4,580)	–	–	66,400
供股發行股份	697,223	1,115,556	–	–	–	–	–	–	–	1,812,779
發行新股應佔交易成本	–	(29,192)	–	–	–	–	–	–	–	(29,192)
本集團海外業務產生之重估儲備	–	–	4,408	–	–	–	–	–	1,649	6,057
換算本集團海外業務之匯兌差異	–	–	–	–	(639)	–	–	–	1,133	494
收購一家附屬公司額外權益	–	–	–	–	–	(191,891)	–	–	(647,867)	(839,758)
二零零七財政年度末期股息	–	–	–	–	–	–	–	(37,232)	–	(37,232)
已派股息	–	–	–	–	–	–	–	–	(39,369)	(39,369)
期內溢利	–	–	–	–	–	–	–	181,950	197,854	379,804
於二零零七年九月三十日結餘	1,286,946	1,168,488	5,959	–	(3,776)	(191,891)	42,226	1,110,725	729,188	4,147,865
發行新股應佔交易成本	–	(3,022)	–	–	–	–	–	–	–	(3,022)
換算本集團海外業務之匯兌差異	–	–	–	–	(1,776)	–	–	–	–	(1,776)
收購一家附屬公司額外權益	–	–	–	–	–	–	–	–	(2,924)	(2,924)
期內溢利	–	–	–	–	–	–	–	78,804	33,391	112,195
於二零零七年十二月三十一日結餘	1,286,946	1,165,466	5,959	–	(5,552)	(191,891)	42,226	1,189,529	759,655	4,252,338

	本公司權益持有人應佔				
	股本	股份溢價	資本儲備	保留溢利	總計
	千港元	千港元	千港元	千港元	千港元
本公司					
於二零零六年四月一日結餘	576,595	24,272	–	302,870	903,737
二零零六財政年度末期股息	–	–	–	(59,750)	(59,750)
純利	–	–	–	8,882	8,882
於二零零六年九月三十日結餘	576,595	24,272	–	252,002	852,869
二零零七財政年度中期股息	–	–	–	(43,512)	(43,512)
純利	–	–	–	2,328	2,328
於二零零六年十二月三十一日結餘	576,595	24,272	–	210,818	811,685
於二零零七年四月一日結餘	576,595	24,272	–	210,303	811,170
可換股債券權益部份	–	–	46,806	–	46,806
兌換可換股債券發行股份	13,128	57,852	(4,580)	–	66,400
供股發行股份	697,223	1,115,556	–	–	1,812,779
發行新股應佔交易成本	–	(29,192)	–	–	(29,192)
二零零七財政年度末期股息	–	–	–	(37,232)	(37,232)
虧損淨額	–	–	–	(4,552)	(4,552)
於二零零七年九月三十日結餘	1,286,946	1,168,488	42,226	168,519	2,666,179
發行新股應佔交易成本	–	(3,022)	–	–	(3,022)
虧損淨額	–	–	–	(15,820)	(15,820)
於二零零七年十二月三十一日結餘	1,286,946	1,165,466	42,226	152,699	2,647,337

1(d)(ii) 自上一個報告期間結束以來，由供股、紅股發行、股份購回、行使購股權或認股權證、兌換其他股本證券發行、發行股份以換取現金或作為收購代價或基於任何其他理由產生之任何本公司股本變動詳情。同時呈列於本報告財政期間結束時及緊隨上一個財政年度同期結束時兌換全部未行使可換股工具時可發行之股份數目，以及已發行股份總數（不包括發行人之庫存股份）中持作庫存股份之股份數目。

於二零零七年十二月三十一日，未行使可換股債券達83,900,000美元。假設按每股兌換價0.8553新加坡元兌換全部未行使可換股債券，將可發行普通股數目應為149,740,851股。

二零零八財政年度第三季並無兌換任何可換股債券。

本公司於二零零八財政年度第三季並無發行任何股份(二零零七財政年度第三季:無)。

本公司於二零零八財政年度第三季並無購回其任何股份(二零零七財政年度第三季:無)。

除上文披露者外,本公司於二零零八財政年度第三季結束時並無任何可換股工具及庫存股份(二零零七財政年度第三季:無)。

1(d)(iii) 呈列於本財政期間結束時及緊隨上一年度結束時之已發行股份總數(不包括庫存股份)。

於本財政期間結束時之已發行股份總數(不包括庫存股份)為1,350,124,650股(二零零七年三月三十一日:662,215,616股)。

1(d)(iv) 呈列於本報告財政期間結束時已銷售、轉讓、出售、註銷及／或使用之全部庫存股份列表。

不適用。

2. 有關數據是否經審核或審閱,並按哪些準則(例如新加坡核數準則第910條(獲委任審閱財務報表)或同等準則)審核或審閱。

有關數據未經本公司核數師審核或審閱。

3. 如數據已經審核或審閱,則提供核數師報告(包括任何保留意見或重點事項)。

不適用。

4. 是否採用與發行人最近期經審核年度財務報表相同之會計政策及計算方法。

本集團於編製本報告期間財務報表時已應用與截至二零零七年三月三十一日止年度之最近期經審核財務報表相同之會計政策及計算方法。

5. 倘會計政策及計算方法出現任何變動(包括會計準則所規定者),請註明所出現變動、變動原因及影響。

不適用。

6. **本集團於本報告財政期間及緊隨上一個財政年度同期之每股普通股盈利（已扣除任何優先股股息撥備）。**

每股普通股盈利	本集團 截至下列日期止第三季 二零零七年 十二月三十一日	二零零六年 十二月三十一日	本集團 截至下列日期止九個月 二零零七年 十二月三十一日	二零零六年 十二月三十一日
(i) 根據已發行普通股加權平均數計算；及	5.84港仙	3.03港仙	23.82港仙	15.75港仙
用於計算每股基本盈利之普通股加權平均數	1,350,124,650	1,026,070,350	1,094,614,769	1,026,070,350
(ii) 按全面攤薄基準計算	不適用	不適用	不適用	不適用
用於計算每股攤薄盈利之普通股加權平均數	不適用	不適用	不適用	不適用

用以計算二零零七財政年度第三季及九個月每股基本盈利之普通股加權平均數已透過計算期內進行供股之影響作出調整。

由於可換股債券之利息支出對每股盈利具反攤薄效應，按普通股加權平均數計算之每股全面攤薄盈利與按普通股加權平均數計算之每股基本盈利相同。

7. **按發行人於下列期間結束時已發行股份總數（不包括發行人之庫存股份）計算，發行人及本集團每股普通股資產淨值：**
(a) **本報告財政期間；及**
(b) **緊隨上一個財政年度**

	本集團 二零零七年 十二月三十一日	二零零七年 三月三十一日	本公司 二零零七年 十二月三十一日	二零零七年 三月三十一日
於所報告期間結束時現有已發行股本計算之每股普通股資產淨值	3.15港元	4.20港元	1.96港元	1.22港元

8. **本集團之表現回顧，須涵蓋足以合理了解本集團業務所需資料。回顧必須論述下列項目：**

(a) 影響本集團於本報告財政期間之營業額、成本及盈利之任何重大因素，包括（如適用）季節性或週期性因素；及

(b) 影響本集團於本報告財政期間之現金流量、營運資金、資產或負債之任何重大因素。

營業額及溢利

二零零八財政年度第三季（「二零零八財政年度第三季」）與二零零七財政年度第三季（「二零零七財政年度第三季」）之比較

於二零零八財政年度第三季，本集團之營業額由去年732,100,000港元增加52.0%至1,113,000,000港元，毛利由134,200,000港元增加104.1%至273,900,000港元，而本公司權益持有人應佔純利則由31,100,000港元增加153.4%至78,800,000港元。

本集團已將於中漁集團有限公司（「中漁」）之有效股權由28.8%增至64.1%，令由中漁統領之捕撈部門盈利貢獻上升，支持本集團之溢利增長。於申報期間，捕撈部門透過簽訂新船舶經營協議（「船舶經營協議」）及擴展其於秘魯之魚粉加工業務，大幅提升其營業額基礎。

因此，捕撈部門佔二零零八財政年度第三季營業額55.0%，而去年同期則為37.4%。本集團之冷凍魚類供應鏈管理業務繼續較去年增長，佔二零零八財政年度第三季營業額45.0%。

按地區市場計算，中華人民共和國（「中國」）佔二零零八財政年度第三季總營業額77.5%，仍然是本集團最大市場。由於秘魯魚粉之季節性需求及銷售，東亞佔二零零八財政年度第三季銷售4.7%，而歐洲則佔12.6%。世界各地其他市場之銷售佔餘下5.2%。

由於本季度為本集團淡季，較大之經營規模令成本及支出較去年有所增加，特別是財務支出，因下列原因由去年57,700,000港元增至111,300,000港元。

i) 為撥付增持本集團於中漁股權所需資金，恩利控股發行為數93,000,000美元於二零一二年到期之4厘可換股債券應佔利息支出；

ii) 中漁之秘魯附屬公司發行為數225,000,000美元於二零一三年到期之9.25厘優先票據應佔利息支出；及

iii) 短期財務支出增加。

未計利息、税項、折舊及攤銷開支之盈利增加74.7%至273,000,000港元，而期內除税後溢利則增加119.3%至112,200,000港元。

截至二零零七年十二月三十一日止九個月(「二零零八財政年度九個月」)與截至二零零六年十二月三十一日止九個月(「二零零七財政年度九個月」)之比較

於二零零八財政年度九個月,本集團錄得總營業額4,838,200,000港元,較去年上升62.1%,有賴冷凍魚類供應鏈管理部門之核心業務增長,加上上文提及捕撈部門之擴充業務措施支持。

按營業部門計算,冷凍魚類供應鏈管理業務佔總營業額54.1%,捕撈業務則佔餘下45.9%。

按地區計算,中國仍然是本集團最大市場,佔總營業額71.4%,僅次中國的是東亞,佔總營業額17.2%。歐洲銷售佔8.6%,而世界各地其他地區之銷售則佔餘下2.8%。

透過增持於中漁之股權,本集團應佔捕撈部門之盈利貢獻增加,因此於申報期間之毛利增加96.5%至1,003,700,000港元,而未計利息、稅項、折舊及攤銷開支之盈利則增加78.8%至979,100,000港元。

由於新增秘魯魚粉業務,本集團之銷售及分銷支出由18,100,000港元升至84,900,000港元。基於上述原因,財務支出亦於二零零八財政年度九個月由119,400,000港元增至294,000,000港元。

經計入稅項及少數股東權益後,本公司權益持有人應佔純利增長61.3%至260,800,000港元。

資產負債表

資產

於二零零七年十二月三十一日,本集團資產總值為9,914,100,000港元,包括非流動資產6,403,100,000港元及流動資產3,511,000,000港元。

非流動資產由二零零七年三月三十一日3,445,900,000港元增至6,403,100,000港元,此乃由於恩利控股收購中漁額外權益所產生商譽以及捕撈部門於二零零八財政年度九個月收購秘魯製造之3家魚粉廠房及11艘船舶所致。

有關期間正值冷凍魚類供應鏈管理部門淡季,流動資產因而由3,633,200,000港元減至3,511,000,000港元。

負債

於二零零七年十二月三十一日,本集團負債總額為5,661,800,000港元,包括流動負債2,245,600,000港元及非流動負債3,416,200,000港元。

由於營運資金所需,短期貿易融資及銀行借款增加,故流動負債由二零零七年三月三十一日之1,907,200,000港元增至2,245,600,000港元。

由於本公司發行可換股債券，加上收購中漁額外股權應付代價之結餘，非流動負債由二零零七年三月三十一日之2,390,900,000港元增至3,416,200,000港元。

與二零零七年三月三十一日49.6%相比，本集團於二零零七年十二月三十一日之資產負債比率為44.0%。

於申報期間結算日，本集團之營運資金淨額為1,265,400,000港元，而現金及銀行存款維持於234,200,000港元。

9. **倘過往已向股東披露任何預測或前瞻性聲明，請列明該預測或前瞻性聲明與實際業績之差別。**

二零零八財政年度第三季業績與於二零零八財政年度第二季財務業績公告向股東披露之前瞻性聲明一致。

10. **於本公告刊發日期，對本集團所營運行業之重大趨勢及競爭情況以及於下一個報告期間及未來十二個月可能對本集團構成影響之任何已知因素或事項之評論。**

本集團對魚類及魚產品全球需求之前景感到樂觀，尤其是來自中華人民共和國(「中國」)之需求。

中國不論在本地食用及用作轉口方面對魚類之需求均有所上升，預期本集團之冷凍魚類供應鏈管理業務將繼續受惠。在全球冷藏船舶貯藏量持續短缺之環境下，為提高競爭力及效率，該部門於二零零八財政年度九個月將運輸船隊由2艘增至4艘。

預期本集團拖網業務於二零零八年之魚穫將會增加。預計該部門將於二零零九財政年度在南太平洋展開捕撈業務，為部門增添新營業額來源。本集團會將3艘已升級大型拖網漁船由從事北太平洋業務調派至南太平洋，以提升船隊之使用率。管理層亦正就重組第四份船舶經營協議之條款積極進行磋商，務求由按每日船舶租賃支出之基準改為按預付船舶租賃支出之基準，以減少每年之應付船舶租賃金額。

秘魯魚粉業務方面，本集團於二零零八財政年度九個月在秘魯收購合共16艘船舶及3家魚粉廠。船隊規模擴大，使本集團得以捕撈更多魚類作為原料，魚粉廠數量增加亦可增加本集團船隊進行捕撈業務時之卸貨地點數目，因而縮短每次捕撈所需時間並提升船隊效率。

增持中漁股權後，本集團應佔捕撈部門之盈利貢獻增加。展望未來，管理層將繼續找尋途徑精簡本集團持股結構及盡可能提升盈利貢獻。

基於上述因素，且在無不可預計情況下，本集團有信心二零零八財政年度之表現將較二零零七財政年度更上一層樓。展望未來十二個月，考慮到目前及預計全球經濟環境，鑑於來自中國之需求殷切及本集團綜合業務之效率出眾，我們相信本集團將可持續錄得盈利。

11. 股息

(a) 本報告財政期間

本報告財政期間有否宣派任何股息？

無

(b) 緊隨上一個財政年度同期

緊隨上一個財政年度有否宣派任何股息？

無

(c) 應付款日期

不適用

(d) 截止過戶日期

不適用

12. 倘並無宣派／建議派付股息，則發出有關聲明

截至二零零七年十二月三十一日止九個月並無宣派任何股息。

13. 有利益關係人士交易

有利益關係人士名稱	回顧財政年度內所有有利益關係人士交易總值（不包括低於100,000新加坡元之交易及根據第920條按股東授權進行之交易）截至下列日期止九個月		所有根據第920條按股東授權進行之有利益關係人士交易總值（不包括低於100,000新加坡元之交易）截至下列日期止九個月	
	二零零七年十二月三十一日	二零零六年十二月三十一日	二零零七年十二月三十一日	二零零六年十二月三十一日
	千港元	*千港元*	*千港元*	*千港元*
太平洋恩利國際控股有限公司及其附屬公司				
行政支出	–	–	16,530	15,488
利息支出	273	175	–	–

14. 董事會根據第705(4)條所作確認

吾等（黃裕翔及黃裕培）作為太平洋恩利（控股）有限公司（「本公司」）兩名董事，謹此代表本公司董事確認，就彼等所深知，本公司董事會概不知悉任何致使二零零八財政年度第三季之財務業績在任何重大方面為虛假或具誤導成份之事宜。

代表董事會

主席 *董事總經理*

黃裕翔 **黃裕培**

承董事會命
公司秘書
Wan Tiew Leng, Lynn

二零零八年二月十四日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

FINANCIAL HIGHLIGHTS

	2007	2006	Change
Turnover *(HK$m)*	5,085.0	3,789.8	+34.2%
Profit for the period *(HK$m)*	422.3	370.8	+13.9%
Profit attributable to shareholders *(HK$m)*	187.5	176.1	+6.5%
Earnings per share, basic *(HK cents)*	11.5	13.9	-17.3%

UNAUDITED INTERIM RESULTS

The Board of Directors (the "Directors") of Pacific Andes International Holdings Limited ("Pacific Andes" or the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries ("Pacific Andes Group" or the "Group") for the six months ended 30 September 2007 together with the unaudited comparative figures for the corresponding period in 2006 as follows:

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the six months ended 30 September 2007 ("1HFY2008"), the Group continued to record financial growth on the back of steadily increasing demand for seafood worldwide. During the period under review, the Group achieved a total turnover of HK$5,085.0 million, up 34.2% from HK$3,789.8 million in the last corresponding period.

In 1HFY2008, the Group further tapped the value of its rapidly growing upstream fishing division. Through Singapore-listed subsidiary Pacific Andes (Holdings) Limited ("PAH"), the Group raised its effective stake in China Fishery Group Limited ("China Fishery") from 18.4% to 40.8% in late July 2007. This stake increase was funded through a US$93 million (approximately HK$725.4 million) convertible bond issue and rights issue executed by PAH. To subscribe to PAH's rights, the Company itself also completed a rights issue in June 2007, which has effectively enlarged the Company's share capital base from 1,201,727,753 shares to 1,802,591,629 shares.

Fishing Division

During the review period, the fishing division recorded HK$1,606.7 million in revenue, 184.1% more against HK$565.5 million in 1HFY2007. The Group significantly enhanced the earning capabilities of this division by increasing Vessel Operating Agreements ("VOAs") and establishing new fishmeal processing operations in Peru.

In 1HFY2008, the fishing division operated a total of 23 supertrawlers in the Pacific Ocean under 4 VOAs. It also acquired 16 fishing vessels and 3 fishmeal plants in Peru for its fishmeal processing operations, bringing the total to 34 fishing vessels and 6 fishmeal plants as at the end of the reporting period.

To enhance the proportion of earnings contributed, the Group raised its effective stake in China Fishery from 18.4% to 40.8%. As the transaction was completed only late into 1HFY2008, the effects of contribution are yet to be reflected fully. In spite of this, the Group has already captured part of the value of raising its stake in China Fishery, which increased its segmental contribution to Group sales to 31.6% in 1HFY2008, from 14.9% in 1HFY2007.

Frozen Fish Supply Chain Management ("SCM") Division

Bolstered by continually rising demand for fish for both domestic consumption and re-export purposes, the People's Republic of China (the "PRC") remained a robust market for the Group. As one of the PRC's largest frozen fish importer, the SCM division recorded a segmental turnover of HK$2,118.2 million in 1HFY2008, which stood at 41.7% of Group total sales. This also represented a 25.9% increase from HK$1,682.7 million achieved in the same period last year.

Processing and Distribution Division

The Group's processing and distribution division recorded a turnover of HK$1,354.8 million in 1HFY2008, or 26.6% of the Group's total sales for the period.

In mid-2007, various imported products from the PRC, including pet food, toys, medical products and farm-raised seafood, were affected under import alerts issued by the Food and Drug Administration ("FDA") and also manufacturer recalls within the United States ("US"). Although the Group's PRC's operations do not involve any farm-raised seafood, and none of the Group's products were involved in the safety issues or rejection from any country, general consumer perception towards all Chinese products in the US has been adversely affected. This has resulted in declined orders from the North American market for the Group during the period under review.

Following this series of incidents, the PRC Entry-Exit Inspection and Quarantine Bureau ("CIQ") stepped up on controls of US, Europe and Japan-bound export products. As a result of the more frequent and stringent safety checks conducted by CIQ, shipment of products now takes an extensively longer process; the Group's production and delivery schedules have also been affected as a result.

Compounding this issue, one of the Group's fish processing facilities in Qingdao, PRC, was affected by two flash floods that occurred over August and September 2007. Operations at this facility were halted for one month, but production has since resumed, and the necessary insurance claims lodged.

The above reasons have collectively attributed to an 11.9% year-on-year decline in segmental sales generated by the processing and distribution division in 1HFY2008.

Financial Review

Results

In 1HFY2008, the Group recorded a total turnover of HK$5,085.0 million, a 34.2% increase from HK$3,789.8 million year-on-year. The growth was driven primarily by increased contribution from China Fishery and strong organic sales growth achieved in the frozen fish SCM division, while offset by weaker performance arising from unforeseen circumstances in the processing division.

Gross profit rose 47.9% to HK$903.6 million, while EBITDA (i.e. earnings before interest, tax, depreciation and amortization) surged 45.6% to HK$848.6 million, reflecting the effects of integrating high-margin fishing operations into the Group's business.

In line with a larger scope of operations, the Group experienced rising operating expenses. Finance expenses during 1HFY2008 increased because of the issue of senior notes, convertible bonds as well as syndicated loan facility was drawn down to finance the construction of the Group's new processing plant in Hongdao, the PRC. Increases in other expenses were due to the issuing expenses of PAH's convertible bond and rights issue undertaken during the review period. Notwithstanding these factors, profit for the period increased 13.9% to HK$422.3 million. In this period, the Group recorded a gain of HK$24.7 million on the deemed dilution of interest in PAH, arising from the conversion of some PAH convertible bonds into PAH shares.

Net profit attributable to equity holders of the company increased 6.5% to HK$187.5 million. Earnings per share recorded HK11.5 cents (1HFY2007: HK13.9 cents), as a result of an increased share base attributable to the rights issue carried out by the Company in June 2007.

In terms of profit margins, the Group's gross margin improved from 16.1% in 1HFY2007 to 17.8% in 1HFY2008. EBITDA margin improved from 15.4% to 16.7%, while profit for the period margin declined from 9.8% to 8.3%, for reasons as explained above.

Performance by Markets

Analysing sales by geographical areas, the PRC remained as the largest market for the Group. Sales to the PRC recorded HK$2,612.6 million in 1HFY2008, a 39.1% increase against the same period last year. The amount made up 51.4% (1HFY2007: 49.6%) of Group total turnover. On increased sales of premium fish products, sales to East Asia surged 146.5% to HK$878.8 million, accounting for 17.3% (1HFY2007: 9.4%) of Group's turnover. Sales to Europe increased by 7.0% to HK$891.7 million, accounting for 17.5% (1HFY2007: 22.0%) of 1HFY2008 total turnover. Due to temporarily dampened consumer demand, sales to North America decreased 7.1% to HK$653.0 million, which accounted for 12.8% (1HFY2007: 18.5%) of total sales.

Liquidity, Financial Resources and Capital Structure

In the period under review, the Group maintained a sound financial position. It increased its total equity by enlarging the Company's share capital through a rights issue and increasing retained earnings. As at 30 September 2007, the Group's total equity amounted to HK$5,044.0 million, as compared to HK$3,901.6 million as at 31 March 2007.

As at the end of the review period, the Group held total assets valued at HK$12.2 billion, up 20.2% from HK$10.1 billion as at 31 March 2007. Of this, HK$375.4 million are in cash and bank balances. Non-current assets, which comprised mainly of fixed assets, goodwill and deferred charter hire fees increased substantially to HK$7,282.6 million over 1HFY2008. This increase is mainly to the fishing division's expansion activities, as well as significant goodwill arising from PAH's stake increase in China Fishery. Current assets, including trade and related receivables, decreased slightly to HK$4,897.4 million in line with industry seasonality patterns. As at the end of the period, the Group maintained net current assets of HK$1,294.3 million.

The Group increased its interest-bearing borrowings in the period under review to HK$5,455.8 million as at 30 September 2007 from HK$5,130.6 million as at 31 March 2007, attributable mainly to PAH's convertible bonds, which offset decreased trade-related borrowings that are in line with a seasonally lower period.

Correspondingly, gearing ratio, being total debts to total assets as at 30 September 2007 stood at 45%, as compared to 51% as at 31 March 2007.

The Group's major borrowings are in US Dollars and carry non-fixed interest rates, except for the abovementioned China Fishery senior notes and PAH convertible bonds. As the Group's revenue is mainly denominated in US Dollars and major payments are made in either US Dollars or HK Dollars, it faces relatively low currency risks.

Dividend

In line with the Group's past practice of distributing dividends at the end of each financial year, the Board of Directors has not recommended any interim dividend for the six months ended 30 September 2007.

Employees and Remuneration

As at 30 September 2007, the Group employed a total of 7,700 employees on both a permanent as well as contractual basis worldwide. The Group adopts a localised remuneration policy that is in line with the respective geographical markets, and has in place a share award plan to further incentives eligible directors and staff.

Prospects

Global Demand for Seafood

The Group expects strong global and in particular Chinese demand to underpin its future performance. As a result of rising consumption, the PRC is importing more frozen fish and stepping up on aquaculture production annually. Its significance as a global processing base for seafood should also remain, as high efficiencies and a good industry infrastructure continues to draw seafood companies to source from the PRC. The Group's businesses in fishmeal processing, fishing, trading and processing are all well positioned to tap into the opportunities presented in each of these areas.

On the other hand, the management is confident that US demand should return to normal progressively, as the US FDA and PRC CIQ cooperate to develop measures to enforce the safety of Chinese imported products and restore consumer confidence. Prior to the food safety incidences, American consumption of seafood has been on a general rising trend for the past five years, according to statistics from the National Marine Fisheries Service. As the US should continue to rely significantly on external imports of seafood to meet domestic demand, the long-term outlook on the North American market remains positive for the Group.

Responding to a growing demand for seafood worldwide, the Group will continue to execute its strategy of increasing access to fish resources on the upstream level, such as increasing its fishing capabilities or making acquisitions in strategic fishing nations. It also aims to develop its operations downstream to engage in higher value-added activities, and strive to increase operational efficiencies so as to maximise the profits from current operations. Some of the immediate plans include:

1. South Pacific Expansion

   The fishing division will focus on developing its South Pacific operations in the near-term. It is currently carrying out enhancement works to selected supertrawlers that are to be deployed to the South Pacific Ocean for the fishing of a new fish species - Chilean Jack Mackerel - in 2008. Having enlarged its fleet and processing capacities significantly in the year to date, the Group will continue to improve the efficiencies of its fishing and fishmeal processing operations in Peru. It will also maintain a lookout for attractive acquisitive opportunities that can strengthen its competitive edge in the industry.

2. Increasing Transportation Fleet

   The Group is continually looking into opportunities to expand its transportation fleet owned under the frozen fish SCM division. Due to a prolonged global shortage in reefer vessel capacity, expanding the Group's self-owned transportation fleet will allow it to reduce chartering expenses, which can rise significantly during peak fishing seasons.

3. Hongdao Processing Plant

   The processing division's new processing complex located in Hongdao of the PRC is scheduled to begin trial operations in early-2008. Through the new facility, the Group will be better placed to meet the demand for value-added seafood products, particularly from the American and European markets. It can also expect to rationalise production, optimise output, minimise raw material wastages and use water and energy resources more efficiently.

Based on the aforesaid, the Group is optimistic of achieving continued business growth ahead.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities of the Company during the period.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions (the "Model Code").

Specific enquiry has been made of all the directors of the Company who have confirmed their compliance with the required standards set out in the Model Code during the six months ended 30 September 2007.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements for the six months ended 30 September 2007.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Hong Kong Standard on Review Engagements 2410 "Review on Interim Financial Information Performed by the Independent Auditor of the Entity".

The members of the Audit Committee are Mr. Lew V. Robert (chairman), Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied throughout the six months ended 30 September 2007 with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules, except for the following deviations:

CG Code Provision A.2 provides the role of the Chairman with respect to the management of the Board. The late Ng Swee Hong, founder of the Company, was Chairman of the Board until he passed away on 16 September 2006. As a transitional arrangement, Executive Director Teh Hong Eng provisionally assumed the role of Chairperson from 17 September 2006 to 18 April 2007.

On 19 April 2007, Teh Hong Eng was formally appointed as Chairperson of the Company to succeed the late Ng Swee Hong. Ng Joo Siang, who has been the Managing Director of the Company, was appointed as the Vice-Chairman of the Company.

CG Code Provision A.4.1 provides that non-executive directors should be appointed for a specific term, subject to re-election. The independent non-executive directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the provisions of the Company's bye-laws. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

The interim results announcement is published on the website of the Stock Exchange (www.hkex.com.hk) as well as the website of the Company (pacificandes.quamir.com). The interim report will be dispatched to shareholders and will be published on the aforementioned websites in due course.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

	Notes	Six months ended 30.9.2007 HK$'000 (unaudited)	30.9.2006 HK$'000 (unaudited)
Turnover	3	5,084,980	3,789,776
Cost of sales		(4,181,375)	(3,178,717)
Gross profit		903,605	611,059
Other income	4	95,689	43,878
Selling and distribution expenses		(119,421)	(46,190)
Administrative expenses		(174,757)	(114,966)
Other expenses		(30,900)	–
Gain on dilution of interest in a subsidiary	5	24,721	–
Finance costs		(255,607)	(111,920)
Share of results of associates		637	1,002
Profit before taxation	6	443,967	382,863
Taxation	7	(21,629)	(12,014)
Profit for the period		422,338	370,849
Attributable to:			
Equity holders of the Company		187,494	176,132
Minority interests		234,844	194,717
		422,338	370,849
Dividend	8	–	62,490
Earnings per share	9		
Basic		HK11.5 cents	HK13.9 cents
Diluted		HK10.7 cents	HK13.7 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2007

	As at 30 September 2007 *HK$'000* (unaudited)	As at 31 March 2007 *HK$'000* (audited)
NON-CURRENT ASSETS		
Property, plant and equipment	2,250,667	1,566,472
Investment properties	150,804	118,129
Prepaid lease payments	31,732	32,153
Goodwill	2,606,345	498,761
Deferred charter hire	1,749,280	1,835,600
Interests in associates	2,103	1,466
Loan to a jointly-controlled entity	–	11,050
Deposit paid for acquisition of property, plant and equipment	26,281	21,345
Other intangible assets	464,438	276,996
Other long term receivable	928	928
	7,282,578	4,362,900
CURRENT ASSETS		
Inventories	1,769,517	1,927,579
Trade, bills and other receivables	2,409,120	3,162,092
Trade receivables with insurance coverage	237,020	216,192
Trade receivables from associates	73,724	109,492
Amounts due from associates	18,064	14,862
Loan receivables	–	33,163
Advances to suppliers	6,913	18,605
Amount due from a jointly-controlled entity	1,276	1,127
Tax recoverable	6,029	751
Pledged deposits	292	312
Bank balances and cash	375,444	287,926
	4,897,399	5,772,101

	As at 30 September 2007	As at 31 March 2007
	HK$'000	*HK$'000*
	(unaudited)	(audited)
CURRENT LIABILITIES		
Trade and other payables	863,147	775,988
Bank advances drawn on discounted trade receivables with insurance coverage and discounted bills	322,939	353,449
Amount due to an associate	6,903	6,905
Dividend payable	73,906	–
Taxation	29,068	54,548
Obligation under finance lease – due within one year	20,583	17,970
Bank borrowings – due within one year	2,286,523	1,989,245
	3,603,069	3,198,105
NET CURRENT ASSETS	**1,294,330**	**2,573,996**
TOTAL ASSETS LESS CURRENT LIABILITIES	**8,576,908**	**6,936,896**
NON-CURRENT LIABILITIES		
Obligation under finance lease - due after one year	54,933	31,994
Bank borrowings - due after one year	469,853	1,050,404
Amount due to joint venture partner of a jointly-controlled entity	–	11,050
Statutory employees' profit share	41,419	50,242
Convertible bonds	608,446	–
Senior notes	1,692,557	1,687,558
Deferred taxation	249,215	204,043
Deferred consideration payable	416,520	–
	3,532,943	3,035,291
NET ASSETS	**5,043,965**	**3,901,605**
CAPITAL AND RESERVES		
Share capital	180,259	120,173
Share premium and reserves	2,824,700	2,022,213
Equity attributable to equity holders of the Company	3,004,959	2,142,386
Equity component of convertible bonds of a listed subsidiary	42,226	–
Minority interests	1,996,780	1,759,219
TOTAL EQUITY	**5,043,965**	**3,901,605**

Notes:

1. **BASIC OF PREPARATION**

The unaudited condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("the HKICPA").

2. **PRINCIPAL ACCOUNTING POLICIES**

The unaudited condensed consolidated financial statements have been prepared on historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2007, except as described below.

In the current period, the Group has applied, for the first time, a number of new standards, amendment and interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning either on or after 1 April 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC)-INT 8	Scope of HKFRS 2
HK(IFRIC)-INT 9	Reassessment of embedded derivatives
HK(IFRIC)-INT 10	Interim financial reporting and impairment
HK(IFRIC)-INT 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised HKFRSs that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments, or interpretations will have no material impact on the results and interpretations will have no impact on the results and financial position of the Group.

HKAS 23 (Revised)	Borrowing costs[1]
HKFRS 8	Operating segments[1]
HK(IFRIC)-INT 12	Service concession arrangements[2]
HK(IFRIC)-INT 13	Customer Loyalty Programmes[3]
HK(IFRIC)-INT 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[2]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 January 2008
[3] Effective for annual periods beginning on or after 1 July 2008

3. **TURNOVER AND SEGMENT INFORMATION**

The turnover and segment results of the Group for the six months ended 30 September 2007 and 2006, analysed by principal activity and geographical market by sales are as follows:

Business segments

For management purposes, the Group is currently organized into four operating divisions - frozen fish supply chain management ("Frozen fish SCM"), fish fillets processing and distribution, fishing and others.

For the six months ended 30 September 2007

	Frozen fish SCM HK$'000 (unaudited)	Fish fillets processing and distribution HK$'000 (unaudited)	Fishing HK$'000 (unaudited)	Others HK$'000 (unaudited)	Consolidated HK$'000 (unaudited)
TURNOVER					
External Sales	2,118,191	1,354,846	1,606,669	5,274	5,084,980
RESULT					
Segment results	106,687	70,472	443,381	4,115	624,655
Unallocated corporate income					69,715
Unallocated corporate expenses					(20,154)
Gain on dilution of interest in a subsidiary					24,721
Finance costs					(255,607)
Share of results of associates	283	354	–	–	637
Profit before taxation					443,967
Taxation					(21,629)
Profit for the period					422,338

There are no inter-segment sales between different segments for the six months ended 30 September 2007.

For the six months ended 30 September 2006

	Frozen fish SCM HK$'000 (unaudited)	Fish fillets processing and distribution HK$'000 (unaudited)	Fishing HK$'000 (unaudited)	Others HK$'000 (unaudited)	Consolidated HK$'000 (unaudited)
TURNOVER					
External sales	1,682,714	1,533,537	565,515	8,010	3,789,776
RESULT					
Segment results	123,507	153,054	205,400	(422)	481,539
Unallocated corporate income					31,818
Unallocated corporate expenses					(19,576)
Finance costs					(111,920)
Share of results of associates	832	170	–	–	1,002
Profit before taxation					382,863
Taxation					(12,014)
Profit for the period					370,849

There are no inter-segment sales between different segments for the six months ended 30 September 2006.

Geographical segments

The Group's operations are located in the People's Republic of China (the "PRC"), North America, South America, Europe, East Asia and others.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Six months ended	
	30.9.2007	**30.9.2006**
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
PRC	2,612,597	1,877,964
North America	653,030	702,986
South America	26,975	–
Europe	891,696	833,515
East Asia	878,789	356,450
Others	21,893	18,861
	5,084,980	3,789,776

4. OTHER INCOME

	Six months ended	
	30.9.2007	**30.9.2006**
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Gross rental income	744	1,510
Agency income	2,500	2,800
Fair value changes on investment properties	15,032	4,498
Reversal of revaluation decrease of land and buildings previously charged to income statement	6,127	889
Interest income	49,420	26,632
Exchange gain, net	7,442	5,191
Sundry income	14,424	2,358
	95,689	43,878

5. GAIN ON DILUTION OF INTEREST IN A SUBSIDIARY

In April 2007, Pacific Andes (Holdings) Limited ("PAH"), a non-wholly owned subsidiary of the Company, issued convertible bonds of the principal amount of US$93,000,000. US$9,100,000 out of US$93,000,000 was converted into ordinary shares of PAH during the period. The Company's interest in PAH was diluted from 65.07% to 63.82%, resulting in a gain on dilution of interest in PAH of HK$24,721,000.

6. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging:

	Six months ended 30.9.2007 *HK$'000* (unaudited)	Six months ended 30.9.2006 *HK$'000* (unaudited)
Amortisation of deferred charter hire (included in cost of sales)	86,320	53,820
Amortisation of prepaid lease payments	140	140
Depreciation	62,547	34,078
Loss on disposal of property, plant and equipment	693	1,665

7. TAXATION

	Six months ended 30.9.2007 *HK$'000* (unaudited)	Six months ended 30.9.2006 *HK$'000* (unaudited)
The charge comprises:		
Current tax		
– Hong Kong	5,151	5,620
– Other jurisdictions	28,614	5,297
	33,765	10,917
Deferred taxation	(12,136)	1,097
Tax chrage for the period	21,629	12,014

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the period.

Taxation in other jurisdictions are calculated of the rate prevailing in the respective jurisdictions.

8. DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2007.

On 19 September 2007, the Company declared a final dividend of HK4.1 cents per share for the year ended 31 March 2007 with a scrip alternative to offer the right to shareholders to elect to receive the final dividend by allotment of new shares. Subsequent to the period ended, 25,553,581 shares of HK$0.10 each in the Company were issued at HK$2.17 per share as scrip dividend and cash dividend of HK$18,454,985 were paid.

During the period ended 30 September 2006, a dividend of HK5.2 cents per share was paid to shareholders as the final dividend for the year ended 31 March 2006.

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.9.2007	**30.9.2006**
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Earnings for the purpose of calculation of basic earnings per share	187,494	176,132
Effect of dilution of share of a subsidiary arising on potential conversion of convertible bonds	(13,160)	–
Earnings for the purpose of calculation of diluted earnings per share	174,334	176,132
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	1,633,975,405	1,265,595,416
Effect of dilutive potential ordinary shares in respect of warrants	–	20,554,967
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	1,633,975,405	1,286,150,383

The weighted average number of ordinary shares have been adjusted for the effect of rights issue in June 2007.

By Order of the Board
Ng Joo Siang
Vice-Chairman and Managing Director

Hong Kong, 28 December 2007

As at the date of this announcement, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry, and Mr. Yeh Man Chun, Kent.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

截至二零零七年九月三十日止六個月
中期業績

財務摘要

	二零零七年	二零零六年	變動
營業額*（百萬港元）*	5,085.0	3,789.8	+34.2%
期內溢利*（百萬港元）*	422.3	370.8	+13.9%
股東應佔溢利*（百萬港元）*	187.5	176.1	+6.5%
每股盈利－基本*（港仙）*	11.5	13.9	-17.3%

未經審核中期業績

太平洋恩利國際控股有限公司（「太平洋恩利」或「本公司」）董事會（「董事」）欣然公佈下列本公司及各附屬公司（「太平洋恩利集團」或「本集團」）截至二零零七年九月三十日止六個月之未經審核綜合中期業績，連同二零零六年同期之未經審核比較數字如下：

管理層討論及分析

業務回顧

截至二零零七年九月三十日止六個月（「二零零八財政年度上半年」），本集團在全球海產需求穩步增長所帶動下繼續錄得財務增長。於回顧期間，本集團總營業額為5,085,000,000港元，較去年同期3,789,800,000港元增加34.2%。

於二零零八財政年度上半年，本集團自其迅速增長的捕撈部進一步收成。於二零零七年七月底，本集團透過新加坡上市附屬公司太平洋恩利（控股）有限公司（「恩利控股」），將其於中漁集團有限公司（「中漁」）之實際股權由18.4%增加至40.8%。增加股權所需資金乃透過發行本金額93,000,000美元（約725,400,000港元）之可換股債券及由恩利控股進行供股撥付。為認購恩利控股之供股，本公司亦於二零零七年六月完成供股，將本公司之股本基礎由1,201,727,753股實際擴大至1,802,591,629股。

捕撈部

於回顧期間，捕撈部錄得營業額1,606,700,000港元，較二零零七財政年度上半年之565,500,000港元增加184.1%。本集團透過增加船舶經營協議（「船舶經營協議」）及於秘魯成立新魚粉加工業務大大提升此部門之盈利能力。

於二零零八財政年度上半年，捕撈部根據四份船舶經營協議於太平洋運作合共23艘大型拖網漁船。本集團亦於秘魯為其魚粉加工業務購入16艘漁船及3家魚粉廠房，令於報告期間結算日的漁船及魚粉廠房數目合共達34艘及6家。

為提升盈利貢獻比例，本集團將其於中漁之實際股權由18.4%提升至40.8%。由於交易於二零零八財政年度上半年底方告完成，貢獻之影響尚未全面反映。儘管如此，本集團已獲得增加中漁股權的部分價值，令該分類於二零零八財政年度上半年對本集團銷售額之貢獻由二零零七財政年度上半年之14.9%增至31.6%。

冷凍魚類供應鏈管理（「供應鏈管理」）部

由於本地消耗及用作轉口的魚類需求持續上升，中華人民共和國（「中國」）繼續為本集團蓬勃發展的市場。作為國內最大冷凍魚類進口商之一，供應鏈管理部於二零零八財政年度上半年錄得分類營業額2,118,200,000港元，佔本集團總銷售額比例維持於41.7%，亦較去年同期之1,682,700,000港元增加25.9%。

加工及分銷部

於二零零八財政年度上半年，本集團之加工及分銷部錄得營業額1,354,800,000港元，或佔本集團期內總銷售額26.6%。

於二零零七年中，多種自中國進口之產品（包括寵物食品、玩具、醫藥產品及養殖海產）受到食品及藥物管理局（「食品及藥物管理局」）發出之入口警告以及美國境內製造商回收所影響。儘管本集團之中國業務並無涉及任何養殖海產，加上本集團產品概無涉及任何安全問題或遭到任何國家拒絕進口，惟美國一般消費者對所有中國產品之印象已受到負面影響，導致北美市場於回顧期間向本集團發出之訂單減少。

自發生一連串事故後，中國出入境檢驗檢疫局（「國家檢疫局」）對美國、歐洲及日本出口商品加強監管。由於國家檢疫局更頻密地進行嚴格安全檢查，現大幅延長了產品的付運程序，本集團之生產及付運進度亦因而受到影響。

除上述事故外，本集團於中國青島之其中一個魚類加工設施受到於二零零七年八月至九月期間發生之兩次山洪暴發所影響。該設施之運作停頓了一個月，但已恢復生產並作出所需保險索償。

基於上述各項原因，加工及分銷部於二零零八財政年度上半年之分類銷售額按年減少11.9%。

財務回顧

業績

於二零零八財政年度上半年，本集團錄得總營業額5,085,000,000港元，較去年之3,789,800,000港元增加34.2%。營業額增加主要因中漁之貢獻增加，以及冷凍魚類供應鏈管理部之強勁內部銷售增長所帶動所致，惟由於加工部出現未能預見情況導致表現疲弱，抵銷了部分升幅。

毛利上升47.9%至903,600,000港元，而EBITDA（未計利息、税項、折舊及攤銷前盈利）躍升45.6%至848,600,000港元，反映整合高利潤捕撈業務至本集團業務之影響。

為配合更大的業務規模，本集團之經營支出增加。於二零零八財政年度上半年之財務支出增加，乃由於發行優先票據及可換股債券，以及本集團就撥資興建其於中國紅島新加工廠房而提取銀團貸款融資所致。其他支出增加乃由於回顧期內恩利控股之可換股債券及供股產生發行開支所致。儘管出現以上各項因素，期內溢利增加13.9%至422,300,000港元。於本期間，本集團就視作攤銷於恩利控股之權益錄得收益24,700,000港元，乃由於轉換部分恩利控股可換股債券為恩利控股股份而產生。

本公司權益持有人應佔純利增加6.5%至187,500,000港元。由於本公司在二零零七年六月進行供股令股份基礎增加，每股盈利為11.5港仙（二零零七財政年度上半年：13.9港仙）。

於邊際利潤方面，本集團之毛利由二零零七財政年度上半年之16.1%改善至二零零八財政年度上半年之17.8%。EBITDA利潤率由15.4%改善至16.7%，而期內溢利基於上文所闡釋之原因由9.8%微跌至8.3%。

市場表現

按地區市場分析之銷售額而言，中國繼續為本集團之最大市場。於二零零八財政年度上半年，向中國作出之銷售額為2,612,600,000港元，較去年同期增加39.1%，佔本集團總營業額51.4%（二零零七財政年度上半年：49.6%）。由於增加銷售優質魚類產品，向東亞地區作出之銷售激增146.5%至878,800,000港元，佔本集團營業額17.3%（二零零七財政年度上半年：9.4%）。向歐洲作出之銷售增加7.0%至891,700,000港元，佔二零零八財政年度上半年總營業額17.5%（二零零七財政年度上半年：22.0%）。由於客戶需求暫時放緩，向北美州作出之銷售減少7.1%至653,000,000港元，佔總銷售額之12.8%（二零零七財政年度上半年：18.5%）。

流動資金、財務資源及資本結構

回顧期內，本集團財務狀況維持穩健。本集團透過供股及增加保留盈利擴大本公司股本，從而令其總權益上升。於二零零七年九月三十日，本集團之總權益由二零零七年三月三十一日之3,901,600,000港元增加至5,044,000,000港元。

於回顧期間結算日，本集團所持總資產之評值為12,200,000,000港元，較二零零七年三月三十一日之10,100,000,000港元上升20.2%，當中375,400,000港元為現金及銀行結餘。非流動資產於二零零八財政年度上半年顯著上升，達7,282,600,000港元，當中主要為固定資產、商譽及遞延船舶租賃費用。該等升幅主要由於捕撈部擴充業務以及恩利控股增加於中漁之股權產生龐大商譽所致。流動資產（包括貿易及相關應收款項）輕微下降至4,897,400,000港元，與行業季節性週期相符。於本期間結束時，本集團之流動資產淨值為1,294,300,000港元。

回顧期內，本集團之帶息借貸由二零零七年三月三十一日之5,130,600,000港元增加至二零零七年九月三十日之5,455,800,000港元，主要由於恩利控股之可換股債券，抵銷了隨著淡季而減少之貿易相關借貸。

因此，於二零零七年九月三十日之資產負債比率（即負債總額相對資產總值）為45%，二零零七年三月三十一日則為51%。

除上述中漁優先票據及恩利控股可換股債券外，本集團之借貸以美元為主，並以非固定息率計息。由於本集團營業額主要以美元列值，加上絕大部分以美元或港元支付，故所承受匯率風險相對較低。

股息

按照本集團於過往各財政年度終期派付股息之一貫做法，董事會不建議就二零零七年九月三十日止六個月派付任何中期股息。

僱員及薪酬

於二零零七年九月三十日，本集團以固定及合約形式於全球僱用合共7,700名僱員。本集團採用地區薪酬政策，根據各個地區市場釐定薪酬，並就進一步獎勵合資格董事及僱員實施股份獎勵計劃。

前景

全球對海產之需求

本集團預期全球(尤其是中國)之龐大需求將支持其未來表現。由於消耗量上升,中國進口更多冷凍魚類並加快水產養殖年產量。由於高效率及完善行業基建繼續吸引海產公司向中國採購,中國應可繼續成為全球重要海產加工基地之地位。本集團之魚粉加工、捕撈、買賣及加工業務均處於有利位置,把握上述各業務範疇之商機。

另一方面,隨著美國食品及藥物管理局以及中國國家檢疫局合作制訂措施以加強中國進口產品之安全性及重建消費者信心,管理層有信心美國之需求將逐步回復正常。根據美國國家海洋漁業局之統計數字,於發生食品安全事故前,美國海產消耗量於過去五年整體呈上升趨勢。由於美國將繼續主要依賴外來進口之海產以應付國內需求,本集團對北美市場之長期前景感到樂觀。

為應付世界各地對海產不斷增長之需求,本集團將繼續實行從上游層面獲取更多魚類資源之策略,例如提升捕撈能力或於策略捕撈國家進行收購。本集團亦銳意發展其下游業務,從事較高增值業務,並致力提升營運效率以盡量增加現有業務之溢利。目前之部分計劃包括:

1. 南太平洋擴展

   捕撈部於短期內將集中發展南太平洋業務。該部現正就若干大型拖魚網船進行改善工程,該等船隻將於二零零八年用作於南太平洋捕撈智利竹莢魚(Chilean Jack Mackerel)。截至半年結算日,本集團已大幅擴展其船隊及加工能力,並將繼續改善其捕撈效率及秘魯魚粉加工業務。本集團亦將繼續尋找具吸引力的收購機會,以加強於行業內的競爭優勢。

2. 擴展運輸船隊

   本集團不斷物色機會,擴展冷凍魚類供應鏈管理部旗下運輸船隊。由於全球之冷凍貨船載貨船長期短缺,擴展本集團本身之運輸船隊將可減低於捕撈旺季顯著上升之船舶租賃支出。

3. 紅島加工廠房

   加工部之新綜合加工廠房位於中國紅島,計劃於二零零八年初進行測試運作。透過該項新設施,本集團將處於更有利位置,應付對增值海產產品之需求,特別是來自美國及歐洲市場的需求。本集團亦可望精簡生產程序、提升輸出量、降低原材料耗廢,並更有效運用水及能源資源。

基於上文所述，本集團對未來業務持續增長感到樂觀。

買賣或贖回

截至二零零七年九月三十日止六個月，本公司或其任何附屬公司於期內概無買賣或贖回本公司任何上市證券。

證券交易之標準守則

本公司已採納上市規則附錄10所載之上市公司董事進行證券交易的標準守則作為董事進行證券交易之行為守則（「標準守則」）。

本公司已向全體董事作出具體查詢，董事確認於截至二零零七年九月三十日止六個月一直遵守標準守則所載規定標準。

審核委員會

審核委員會與管理層已審閱本集團採納之會計原則及慣例，並討論有關核數、內部監控及財務事宜，包括審閱截至二零零七年九月三十日止六個月之未經審核中期財務報表。

中期財務報表已由本公司核數師按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」審閱。

審核委員會之成員為劉嘉彥先生（主席）、郭琳廣先生及葉文俊先生，三位均為本公司獨立非執行董事。

企業管治常規守則

除下述偏離情況外，本公司於截至二零零七年九月三十日止六個月一直遵守上市規則附錄14所載企業管治常規守則（「企業管治守則」）：

企業管治守則第A.2條訂明主席與董事會管理層之職責。本公司已故創辦人黃垂豐先生一直擔任董事會主席至二零零六年九月十六日辭世為止。作為過渡安排，執行董事鄭鳳英於二零零六年九月十七日至二零零七年四月十八日期間暫代主席一職。

於二零零七年四月十九日，鄭鳳英獲正式委任為本公司主席，繼任已故黃垂豐之職位，而本公司董事總經理黃裕翔先生則獲委任為本公司副主席。

企業管治守則第A.4.1條規定非執行董事須按特定任期委任及重選連任。本公司獨立非執行董事並非按特定任期委任，惟須根據本公司細則條文於本公司股東週年大會輪值告退及重選連任。因此，本公司認為本公司已採取足夠措施以確保本公司之企業管治常規不遜於企業管治守則之規定。

刊登中期業績及中期報告

中期業績公佈將於聯交所(www.hkex.com.hk)及本公司網站(pacificandes.quamir.com)刊載。中期報告將於適當時候寄交股東及於上述網站刊載。

簡明綜合收益表

截至二零零七年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零七年 千港元 （未經審核）	二零零六年 千港元 （未經審核）
營業額	3	5,084,980	3,789,776
銷售成本		(4,181,375)	(3,178,717)
毛利		903,605	611,059
其他收入	4	95,689	43,878
銷售及分銷支出		(119,421)	(46,190)
行政支出		(174,757)	(114,966)
其他支出		(30,900)	–
攤薄一家附屬公司權益之收益	5	24,721	–
財務支出		(255,607)	(111,920)
所佔聯營公司業績		637	1,002
除稅前溢利	6	443,967	382,863
稅項	7	(21,629)	(12,014)
期內溢利		422,338	370,849
下列應佔部分：			
本公司權益持有人		187,494	176,132
少數股東權益		234,844	194,717
		422,338	370,849
股息	8	–	62,490
每股盈利	9		
基本		11.5港仙	13.9港仙
攤薄		10.7港仙	13.7港仙

簡明綜合資產負債表

於二零零七年九月三十日

	於二零零七年九月三十日 千港元 (未經審核)	於二零零七年三月三十一日 千港元 (經審核)
非流動資產		
物業、機器及設備	2,250,667	1,566,472
投資物業	150,804	118,129
預付租賃款項	31,732	32,153
商譽	2,606,345	498,761
遞延船舶租賃	1,749,280	1,835,600
於聯營公司之權益	2,103	1,466
貸款予一家共同控制實體	—	11,050
收購物業、機器及設備所付訂金	26,281	21,345
其他無形資產	464,438	276,996
其他長期應收款項	928	928
	7,282,578	4,362,900
流動資產		
存貨	1,769,517	1,927,579
貿易應收款項、票據及其他應收款項	2,409,120	3,162,092
已投保之貿易應收款項	237,020	216,192
與聯營公司之貿易應收款項	73,724	109,492
聯營公司欠款	18,064	14,862
應收貸款	—	33,163
墊款予供應商	6,913	18,605
一家共同控制實體欠款	1,276	1,127
可收回税項	6,029	751
已抵押存款	292	312
銀行結存及現金	375,444	287,926
	4,897,399	5,772,101

	於二零零七年九月三十日 千港元 （未經審核）	於二零零七年三月三十一日 千港元 （經審核）
流動負債		
貿易及其他應付款項	863,147	775,988
貼現已投保貿易應收款項及貼現票據之銀行融資	322,939	353,449
應付一家聯營公司款項	6,903	6,905
應付股息	73,906	—
稅項	29,068	54,548
融資租賃承擔－一年內到期	20,583	17,970
銀行借貸－一年內到期	2,286,523	1,989,245
	3,603,069	3,198,105
流動資產淨值	**1,294,330**	**2,573,996**
總資產減流動負債	**8,576,908**	**6,936,896**
非流動負債		
融資租賃承擔－一年後到期	54,933	31,994
銀行借貸－一年後到期	469,853	1,050,404
應付一家共同控制實體合營方之款項	—	11,050
法定僱員溢利分享	41,419	50,242
可換股債券	608,446	—
優先票據	1,692,557	1,687,558
遞延稅項	249,215	204,043
應付遞延代價	416,520	—
	3,532,943	3,035,291
資產淨值	**5,043,965**	**3,901,605**
資本及儲備		
股本	180,259	120,173
股份溢價及儲備	2,824,700	2,022,213
本公司權益持有人應佔權益	3,004,959	2,142,386
一家上市附屬公司之可換股債券權益部分	42,226	—
少數股東權益	1,996,780	1,759,219
權益總額	**5,043,965**	**3,901,605**

附註：

1. 編製基準

未經審核簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」之適用披露規定而編製。

2. 主要會計政策

除若干物業及金融工具按公平值或重估金額（如適用）計算外，未經審核簡明綜合財務報表乃按歷史成本法基準編製。

除下文所述者外，簡明綜合財務報表所用會計政策與編製截至二零零七年三月三十一日止年度本集團年度財務報表所用者貫徹一致。

本集團於本期首次採納由香港會計師公會頒佈之多項新準則、修訂及詮釋（以下統稱為「新香港財務報告準則」），有關準則、修訂及詮釋於二零零七年四月一日或之後開始之會計期間生效。

香港會計準則第1號（修訂本）	資本披露
香港財務報告準則第7號	財務工具：披露
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告詮釋委員會）－詮釋第9號	重新評估內含衍生工具
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值
香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易

採納該等新香港財務報告準則對編製及呈報目前或過往會計期間之業績並無重大影響。因此毋須作出前期調整。

本集團並無提早採納以下已頒佈但尚未生效之新訂及經修訂香港財務報告準則。本公司董事預期應用該等準則、修訂或詮釋將不會對其業績構成重大影響，而有關詮釋亦不會對本集團業績及財務狀況造成影響。

香港會計準則第23號（經修訂）	借貸成本[1]
香港財務報告準則第8號	經營分部[1]
香港（國際財務報告詮釋委員會）－詮釋第12號	服務特許權安排[2]
香港（國際財務報告詮釋委員會）－詮釋第13號	顧客長期支持計劃[3]
香港（國際財務報告詮釋委員會）－詮釋第14號	香港會計準則第19號－界定福利資產限額、最低資金規定及其相互關係[2]

[1] 於二零零九年一月一日或之後開始之年度期間生效
[2] 於二零零八年一月一日或之後開始之年度期間生效
[3] 於二零零八年七月一日或之後開始之年度期間生效

3. 營業額及分類資料

以下為截至二零零七年及二零零六年九月三十日止六個月本集團按主要業務劃分之營業額及分類業績之分析及按地區市場劃分之銷售分析：

業務分類

就管理而言，本集團現分為四項業務－冷凍魚類供應鏈管理（「冷凍魚類供應鏈管理」）、魚柳加工及分銷、捕撈及其他。

截至二零零七年九月三十日止六個月

	冷凍魚類供應鏈管理 *千港元* （未經審核）	魚柳加工及分銷 *千港元* （未經審核）	捕撈 *千港元* （未經審核）	其他 *千港元* （未經審核）	綜合 *千港元* （未經審核）
營業額					
對外銷售	2,118,191	1,354,846	1,606,669	5,274	5,084,980
業績					
分類業績	106,687	70,472	443,381	4,115	624,655
未分配集團收入					69,715
未分配集團支出					(20,154)
攤薄一家附屬公司權益之收益					24,721
財務支出					(255,607)
所佔聯營公司業績	283	354	–	–	637
除稅前溢利					443,967
稅項					(21,629)
期內溢利					422,338

截至二零零七年九月三十日止六個月，各業務分類之間並無任何銷售。

截至二零零六年九月三十日止六個月

	冷凍魚類供應鏈管理 *千港元* （未經審核）	魚柳加工及分銷 *千港元* （未經審核）	捕撈 *千港元* （未經審核）	其他 *千港元* （未經審核）	綜合 *千港元* （未經審核）
營業額					
對外銷售	1,682,714	1,533,537	565,515	8,010	3,789,776
業績					
分類業績	123,507	153,054	205,400	(422)	481,539
未分配集團收入					31,818
未分配集團支出					(19,576)
財務支出					(111,920)
所佔聯營公司業績	832	170	–	–	1,002
除稅前溢利					382,863
稅項					(12,014)
期內溢利					370,849

截至二零零六年九月三十日止六個月，各業務分類之間並無任何銷售。

地區分類

本集團業務分佈於中華人民共和國(「中國」)、北美洲、南美洲、歐洲、東亞及其他地區。

下表載列本集團按市場區域分類之銷售分析(不論貨物／服務來源地):

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	(未經審核)
中國	2,612,597	1,877,964
北美洲	653,030	702,986
南美洲	26,975	–
歐洲	891,696	833,515
東亞	878,789	356,450
其他地區	21,893	18,861
	5,084,980	3,789,776

4. 其他收入

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	(未經審核)
租金收入總額	744	1,510
代理收入	2,500	2,800
投資物業公平值變動	15,032	4,498
撥回先前於收益表內扣除之土地及樓宇重估減少	6,127	889
利息收入	49,420	26,632
匯兑收入淨額	7,442	5,191
雜項收入	14,424	2,358
	95,689	43,878

5. 攤薄一家附屬公司權益之收益

於二零零七年四月,本公司非全資附屬公司太平洋恩利(控股)有限公司(「恩利控股」)發行本金額93,000,000美元之可換股債券。期內,93,000,000美元中之9,100,000美元已轉換為恩利控股普通股。本公司於恩利控股之權益由65.07%攤薄至63.82%,因而錄得攤薄恩利控股權益收益24,721,000港元。

6. 除稅前溢利

除稅前溢利已扣除下列各項：

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	（未經審核）	（未經審核）
遞延船舶租賃攤銷（計入銷售成本）	86,320	53,820
預付租賃款項攤銷	140	140
折舊	62,547	34,078
出售物業、機器及設備之虧損	693	1,665

7. 稅項

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	（未經審核）	（未經審核）
支出包括：		
即期稅項		
－香港	5,151	5,620
－其他司法權區	28,614	5,297
	33,765	10,917
遞延稅項	(12,136)	1,097
期內稅項支出	21,629	12,014

香港利得稅乃根據期內估計應課稅溢利按17.5%稅率計算。

其他司法權區之稅項乃按個別司法權區之現行稅率計算。

8. 股息

董事不建議派付截至二零零七年九月三十日止六個月之中期股息。

於二零零七年九月十九日，本公司就截至二零零七年三月三十一日止年度宣派末期股息每股4.1港仙，並授權股東另行選擇透過配發新股代替收取末期股息。於期間結算日後，本公司已按每股代息股份2.17港元之價格發行25,553,581股每股面值0.10港元之股份，並派付現金股息18,454,985港元。

於截至二零零六年九月三十日止期間，向股東派付股息每股5.2港仙作為截至二零零六年三月三十一日止年度之末期股息。

9. 每股盈利

本公司普通股權益持有人應佔每股基本及攤薄盈利乃按下列數據計算：

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	（未經審核）	（未經審核）
計算每股基本盈利之盈利	187,494	176,132
可能轉換可換股債券以致一家附屬公司股份攤薄之影響	(13,160)	–
計算每股攤薄盈利之盈利	174,334	176,132
計算每股基本盈利之普通股加權平均數	1,633,975,405	1,265,595,416
認股權證之攤薄普通股之潛在影響	–	20,554,967
計算每股攤薄盈利之普通股加權平均數	1,633,975,405	1,286,150,383

普通股加權平均數已就二零零七年六月供股影響作出調整。

承董事會命
副主席兼董事總經理
黃裕翔

香港，二零零七年十二月二十八日

於本公佈日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士；而本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

END